SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

biotech & beyond

financial results

annual report and accounts 2001

Contents

Financial highlights

Total revenues rose by 13.5% in local currencies to $1.38 billion

Our gross margin on product sales grew by nearly 3 percentage points to 82.9%

$30 million invested in preparation for US launch of Rebif®

Operating income increased to $337.7 million

Net profit grew by 5.2% to $316.7 million

Cash dividend recommendation of 6.25 Swiss francs per bearer share

Chief Financial Officer's review

I am pleased to report a strong underlying growth in sales accompanied by good all-round performance in 2001. Our total revenues rose by 13.5% in local currencies to $1.38 billion, with total product sales of $1.25 billion. Excluding the exceptional items represented by the recall of Crinone® and the resale of the marketing rights for Curosurf® back to Chiesi, total product sales increased by 15.0% in local currencies in 2001.

Our gross margin on product sales grew by nearly 3 percentage points to 82.9%, compared with 80.0% in 2000, continuing the strong trend of the last eight years. This is the result of improving manufacturing yields and the continued increase in the proportion of biotechnology products, which now account for 82.2% of total product sales.

We started our preparation for the launch of Rebif® in the US with a $30 million investment in the second half of 2001. As a result of this preparation and the launch costs of Luveris® and Ovidrel®/Ovitrelle®, selling, general and administrative expenses increased to $446.9 million, or 35.8% of product sales in 2001.

R&D expenses increased to $308.6 million, or 24.7% of product sales, reflecting the excellent progress made in R&D. Indeed, seven new molecules entered preclinical development, and several collaborative agreements were signed with smaller biotech companies including Celera Genomics, ZymoGenetics, Evotec OAI and Inpharmatica.

Our operating income increased from $321.7 million in 2000 to $337.7 million in 2001, representing 27.0% of sales.

Falling interest rates in the second half of 2001 and a net translation loss of $3.1 million caused by the devaluation of the Argentine peso decreased our financial income by 1.7% to $51.4 million in 2001.

Our net profit grew by 5.2% to $316.7 million, or 25.3% of product sales in 2001, giving earnings of $19.72 per bearer share and 49 cents per American depositary share.

Due to the weakness of European currencies against the US dollar in 2001, we saw an unfavorable currency impact of $30.5 million in 2001.

Cash flows from operating activities, before working capital changes, increased to $449.8 million from $379.6 million in 2001. Net cash flow from operating activities increased 58.5% to $405.0 million in 2001, compared to $255.4 million in 2000. Tight management of the working capital and a higher operating result drove this substantial improvement.

The Board of Directors approved a cash dividend recommendation of 6.25 Swiss francs per bearer share in February 2002.

In summary, we achieved a healthy financial performance in 2001, with results clearly meeting analysts' expectations taking into account our investment for Rebif®'s launch in the US.

We are confident about our prospects in 2002. We will continue to invest in our key R&D and sales programs, and are committed to broadening our network of biotech collaborations. We believe that our strategy will enable us to continue to deliver excellent results and long-term growth.

Jacques Theurillat
Chief Financial Officer



Gross profit and gross margin US$ million


Gross profit
Gross margin %
793.4
917.1
1,036.2
75.0%
80.0%
83.0%
1999
2000
2001

2001 product sales by geographic area %

1 Europe **43%**
2 North America **31%**
3 Latin America **11%**
4 Asia and Oceania **8%**
5 Other **7%**


1
2
3
4
5

Towards higher quality products US$ million


Total sales
Biotechnology products as a % of product sales
1,054.1
1,147.0
1,249.4
68.9%
74.0%
82.2%
1999
2000
2001

2001 product sales by therapeutic area %

1 Reproductive health **46%**
2 Neurology **30%**
3 Growth and metabolism **19%**
4 Other **5%**


1
2
3
4

Rebif®: Spectacular growth US$ million


Rebif® sales
143.0
254.2
379.6
1999
2000
2001

Human resources by activity %

1 Manufacturing **26%**
2 Marketing and sales **29%**
3 Research and development **29%**
4 General and administrative **16%**


1
2
3
4

Cash flows US$ million


Before change in working capital
After change in working capital
317.7
274.6
379.6
255.4
449.8
405.0
1999
2000
2001

Research and development US$ million


R&D expense, net
R&D expense, % of product sales
221.6
263.2
308.6
21.0%
22.9%
24.7%
1999
2000
2001

Five-year consolidated data

	2001 US$000	2000 US$000	1999 US$000	1998 US$000	1997 US$000
Financial results					
Total revenue	**1,376,470**	1,239,654	1,132,544	949,859	882,636
Gross margin (%)	**82.9**	80.0	75.3	73.7	71.1
Research and development, net	**308,561**	263,152	221,629	199,799	174,643
Operating income before restructuring	**337,652**	321,732	221,702	151,390	131,032
Restructuring	–	–	–	44,277	–
Operating income after restructuring	**337,652**	321,732	221,702	107,113	131,032
Income before taxes and minority interest	**386,485**	371,598	223,082	102,375	116,510
Net income	**316,721**	301,040	183,296	73,746	84,715
Financial position					
Working capital	**1,527,359**	1,505,534	405,721	422,631	419,950
Current ratio	**3.9:1**	3.8:1	1.8:1	1.9:1	2.0:1
Property, plant and equipment	**460,767**	462,425	460,712	510,452	453,149
Total assets	**3,018,769**	2,794,777	1,591,298	1,536,915	1,407,318
Short-term debt	**173,254**	238,585	238,738	224,633	208,116
Long-term debt	**37,325**	56,626	116,381	214,454	239,529
Shareholders' equity	**2,218,914**	2,006,416	826,785	762,074	664,078
Other data					
Property, plant and equipment additions	**97,131**	67,080	66,420	108,942	128,540
Cash flows from operating activities	**404,950**	255,443	274,632	125,656	165,700
Dividends paid	**53,759**	17,755	19,310	18,514	12,856
Depreciation and amortization	**98,906**	86,266	71,960	96,062	70,354
Average number of employees	**4,384**	4,117	4,022	4,037	3,845
Average number of shares outstanding:					
– Bearer	**11,658,108**	11,032,835	10,581,187	10,581,140	10,581,140
– Registered	**11,013,040**	11,013,040	11,013,040	11,013,040	11,013,040
– Equivalent bearer share	**16,063,324**	15,438,051	14,986,403	14,986,356	14,986,356
Total revenue per employee (in US dollars)	**313,976**	301,106	281,587	235,288	229,554
Data per equivalent bearer share (in US dollars)					
Net income	**19.72**	19.50	12.23	4.92	5.65
Net income without restructuring	**19.72**	19.50	12.23	7.88	5.65
Dividends paid	**3.35**	1.15	1.29	1.24	0.86
Cash flows from operating activities	**25.21**	16.55	18.33	8.38	11.06
Shareholders' equity	**138.14**	129.97	55.17	50.85	44.31

Sales of 10 major products 2001 vs 2000

	Therapeutic area	**2001 US$000**	**2001 % of total**	2000 US$000	2000 % of total	Change in US$	% change in local currencies
Gonal-F®	RH	**410.5**	**32.9**	365.9	31.9	44.6	14.7
Rebif®	Neuro	**379.6**	**30.4**	254.2	22.2	125.4	54.1
Serostim®	G&M	**125.3**	**10.0**	137.1	12.0	(11.8)	(8.5)
Saizen®	G&M	**107.3**	**8.6**	90.0	7.8	17.3	23.0
Metrodin HP®	RH	**67.1**	**5.4**	96.1	8.4	(29.0)	(26.8)
Pergonal®	RH	**38.1**	**3.0**	55.4	4.8	(17.3)	(30.6)
Profasi®	RH	**23.8**	**1.9**	23.3	2.0	0.5	4.1
Stilamin®	Other	**16.9**	**1.4**	15.3	1.3	1.6	13.5
Cetrotide®	RH	**10.6**	**0.8**	0.6	0.1	10.0	1536.3
Serophene®	RH	**5.7**	**0.5**	6.8	0.6	(1.1)	(12.6)
Other products		**64.5**	**5.1**	102.3	8.9	(37.8)	(35.3)
Total sales		**1,249.4**	**100.0**	1,147.0	100.0	102.4	11.6

Operating and financial review and prospects

You should read the following operating and financial review in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with IAS, which differ in significant respects from US GAAP. You can find a reconciliation of the significant differences between IAS and US GAAP in note 35 to our consolidated financial statements.

Critical accounting policies and estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which we prepared in accordance with International Accounting Standards and which also include in note 35 a reconciliation to net income and shareholders' equity under US GAAP. The preparation of financial statements in conformity with IAS and the reconciliation under US GAAP require us to make estimates and assumptions that affect the amounts we report in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to reserves for fiscal and legal claims, sales returns, inventory obsolescence, bad debt reserves, the assessment of impairment of intangible assets and available-for-sale investments, income taxes, and pensions and retirement benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Revenue recognition

We recognize product sales revenue upon transfer to the buyer of significant risks and rewards net of estimated returns and provided that we determine that collection is probable. We adjust the estimates for returns periodically based upon historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel, and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distribution channels can be exposed to rapid changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that the actual amounts could vary significantly from our estimates.

Inventory provisions

We write down our inventory for estimated obsolescence equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, we may need to take additional inventory write-downs.

Bad debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we may need to make additional allowances.

Impairment testing

As described in note 1 to our consolidated financial statements, we evaluate the carrying value of our tangible and intangible assets for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we prepare a discounted future net cash flow projection for the asset ("value in use"). In preparing this projection, we must make a number of assumptions and estimates concerning such things as future sales performance of our various products and the rates of increase in operating expenses over the remaining useful life of the asset. If calculation of value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event the carrying value of the asset exceeds the value in use, we would estimate the net selling price, and, where appropriate, we would use the assistance of an external valuation expert. If the carrying value also exceeds net selling price, we would take an impairment charge to bring the carrying value down to the higher of net selling price or value in use. The discount rate we use in the calculation represents our best estimate of the risk adjusted pre-tax rate. Should the sales performance of one or more products be significantly below our estimates, we may have to take an impairment charge.

Accounting for available-for-sale investments

We hold available-for-sale equity investments at fair value and have elected to take any unrealized gains and losses to retained earnings. We have a policy in place to review each individual holding of available-for-sale equity investments at each balance sheet date to evaluate whether or not each investment is permanently impaired. Our policy includes, but is not limited to, reviewing all publicly available information provided by the investee and analysts' reports for evidence of significant financial difficulty, recognition of impairment losses, possibility of bankruptcy, severe operational setbacks and other impairment indicators. If we believe that a permanent impairment has been incurred and the eventual recoverable amount will not exceed original cost, it is our policy to recognize an impairment loss in the income statement.

Deferred income taxes

We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. We record deferred tax assets only to the extent that it is probable that taxable profit is available in the affiliate that has recognized the deferred tax assets – an assessment that requires management judgment.

Pensions

We determine pension assets and liabilities on an actuarial basis. These are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense that we ultimately recognize.

Overview

As the third largest biotechnology company in the world based on 2001 revenues, we are active in the research, development, production and marketing of products that address our three main therapeutic areas of reproductive health, neurology and growth and metabolism.

Total revenues

Product sales

In 2001, five products accounted for 87.2% of our total product sales. Gonal-F® and Metrodin HP® (sold under the trademark Fertinex® in the United States), our first and fifth largest selling products, respectively, are follicle stimulating hormones that we sell for the treatment of infertility. Gonal-F® is a recombinant product, while Metrodin HP® is a highly purified urine-derived product. Rebif®, our second largest selling product, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Serostim® and Saizen® are different formulations of recombinant human growth hormone and are our third and fourth largest selling products, respectively. Serostim® is used to treat AIDS wasting. Saizen® is used to treat growth retardation in children.

We have been encouraging the replacement of our urine-derived products with our recombinant products because recombinant products have various advantages, including in some cases better efficacy in patients. We can also manufacture recombinant products with greater batch-to-batch consistency than urine-derived products.

In addition to the main products highlighted above, we also sell a variety of other products in our three therapeutic areas, some of which we license from third parties.

We also include in product sales contract service revenue from a contract research laboratory, Istituto di Ricerche Biomediche "Antoine Marxer" RBM, located in Ivrea, Italy, which offers a full range of services in toxicology and pharmacology to the pharmaceutical, chemical, cosmetic and food industries, and from Bourn Hall, a clinic located in Cambridge, England, which specializes in the treatment of infertility disorders. In 2001, this contract service revenue represented less than 1.3% of our total product sales.

Royalty and license income

We currently receive ongoing royalties and fees under licensing agreements with Biogen for its sales of Avonex®, Organon for its sales of Puregon® and Immunex for its sales of Enbrel®. Our revenues from these arrangements increase or decrease in proportion to our licensees' sales of their products. We primarily derive license income from non-recurring amounts received through patent settlements with third parties.

Operating expenses

Our operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses and other operating expense.

Cost of product sales

Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses.

Selling, general and administrative

Our selling, general and administrative expenses, or SG&A, are composed of distribution, selling and marketing and general and administration expenses:

Distribution In general, we sell our products to wholesale distributors or directly to hospital pharmacies and medical centers. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors to sell our products.

Selling and marketing We maintain a marketing and sales force of approximately 1,300 employees to sell or manage distribution of our products in over 100 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising. When we introduce products into new markets, selling and marketing expenses typically increase because we hire additional sales personnel to undertake the roll-out.

General and administration We incur general and administration expenses in maintaining our headquarters in Geneva and our operations in 45 countries. We centralize certain functions, such as finance, IT/IS, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations.

Research and development

Research and development is one of our key focuses, and we employ approximately 1,300 R&D personnel. We incur our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Geneva, the Serono Reproductive Biology Institute in Boston, Istituto di Ricerca Cesare Serono and Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy and our corporate R&D organization.

Other operating expense

Our other operating expense includes royalty and licensing expenses. We incur royalty and licensing expenses under agreements that we have with Yeda, the commercial arm of the Weizmann Institute in Israel, for royalties received from Biogen and Immunex and also for sales of Rebif®, Columbia University for sales of Gonal-F® and Rebif®, Roche for sales of Rebif® and others for sales of certain other of our products. Our expenses under these licenses vary with the royalties received and the sales of the applicable products. Other operating expense also includes movements in litigation provisions, amortization of intangibles and other long-term assets, and patent and trademark expenses and other non-recurring payments.

Results of operations

The following tables summarize, for the periods indicated, our sales by region and therapeutic area:

Sales by region

	Year ended December 31				
	2001 US$m	Change %	2000 US$m	Change %	1999 US$m
Europe	**542.2**	17.9	460.1	1.6	453.0
North America	**390.6**	(3.5)	404.9	15.6	350.4
Latin America	**130.9**	15.2	113.6	13.0	100.5
Other regions	**185.7**	10.3	168.4	12.1	150.2
Total	**1,249.4**	8.9	1,147.0	8.8	1,054.1

Sales by therapeutic area

	Year ended December 31				
	2001 US$m	Change %	2000 US$m	Change %	1999 US$m
Reproductive health:					
Gonal-F®	**410.5**	12.2	365.9	4.9	348.7
Metrodin HP®	**67.1**	(30.1)	96.1	(31.5)	140.3
Pergonal®	**38.1**	(31.3)	55.4	35.8	40.8
Profasi®	**23.8**	2.2	23.3	(3.7)	24.2
Cetrotide®	**10.6**	1,568.1	0.6	–	–
Other products	**24.2**	(52.5)	51.0	39.7	36.5
Total	**574.3**	(3.0)	592.3	0.3	590.5
Neurology:					
Rebif®	**379.6**	49.3	254.2	77.7	143.0
Growth and metabolism:					
Saizen®	**107.3**	19.2	90.0	(0.8)	90.7
Serostim®	**125.3**	(8.6)	137.1	(0.2)	137.4
Total	**232.6**	2.4	227.1	(0.4)	228.1
Other products	**62.9**	(14.4)	73.4	(20.6)	92.5
Total	**1,249.4**	8.9	1,147.0	8.8	1,054.1
Recombinant products	**1,027.4**	20.9	849.6	17.0	726.1
Non-recombinant products	**222.0**	(25.4)	297.4	(9.3)	328.0

Year ended December 31, 2001 compared to year ended December 31, 2000

Total revenues

Our total revenues increased by 11.0% to $1,376.5 million compared to $1,239.7 million in 2000. In local currencies, our total revenues increased by 13.5%.

Product sales

Our consolidated worldwide product sales increased by 8.9% to $1,249.4 million in 2001 from $1,147.0 million in 2000. In local currencies, our product sales increased by 11.6% to $1,271.6 million. The adverse currency effect of $30.5 million was primarily due to the weakness of the Euro, Swedish Krona, Canadian Dollar, Japanese Yen and Australian Dollar against the US Dollar.

Our product sales were impacted by two major events during 2001:

- On April 4, we announced the voluntary recall of Crinone® due to a drug application problem of the gel in some applicators. This decision was based on the recommendation of Columbia Laboratories Inc., the manufacturer of Crinone®. Between April 4 and December 31, we incurred product returns from our wholesalers for a total of $3.1 million, which were recorded as a reduction of our product sales. Consequently, our sales of Crinone® reached $2.4 million in 2001 (net of product returns) compared to $27.4 million in 2000.
- On February 22, we signed a termination agreement with Chiesi Farmaceutici S.p.A., a pharmaceutical company with headquarters in Parma, Italy, bringing to an end the right for our company to use the trademark Curosurf® and the right to use and employ the know-how related to this surfactant product. We initially obtained these rights from Chiesi in July 1991. This termination agreement was signed for an undisclosed amount, to be paid by Chiesi in several installments. As a result of this agreement, we discontinued gradually our sales of Curosurf®, which were brought to an end in December 2001. Our total Curosurf® sales were $10.4 million in 2001 compared to $18.3 million in 2000.

Excluding Crinone® and Curosurf® sales in 2001 and 2000, our product sales were $1,236.6 million and $1,101.3 million respectively, representing an increase of 12.3% year on year. In local currencies, sales grew 15.0% year on year.

Our sales of recombinant products increased by 20.9% to $1,027.4 million, or 82.2% of total product sales, in 2001 from $849.6 million, or 74.1% of total product sales, in 2000. Our sales of urine-derived and other non-recombinant products decreased by 25.4% to $222.0 million, or 17.8% of total product sales, in 2001 from $297.4 million, or 25.9% of total product sales, in 2000. The changing sales mix reflects our strategy of focusing on biotechnology products, the transition from urine-derived products to recombinant products, and the voluntary recall of Crinone® as discussed above.

Europe

Our total European product sales increased by 17.9% to $542.2 million in 2001 from $460.1 million in 2000. In local currencies, our sales in Europe grew by 22.8%. The increase was primarily due to the strong sales of Rebif® throughout Europe and, to a lesser extent, increasing sales of reproductive health products and sales of Saizen®.

North America

Our total North American product sales decreased by 3.5% to $390.6 million in 2001 from $404.9 million in 2000. This decrease was essentially due to the recall of Crinone® and lower Serostim® sales. Meanwhile our sales of Rebif® in Canada continued to progress well. Adjusted for the recall of Crinone®, like-for-like product sales in North America grew 2.0%.

Latin America

In spite of the economic difficulties observed in some Latin American countries, notably Argentina, our total Latin American product sales increased by 15.2% in dollar terms, to $130.9 million in 2001 from $113.6 million in 2000. The increase was due primarily to the increased demand for Rebif® and Gonal-F®.

Other regions

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 15.8% to $84.1 million in 2001 from $72.6 million in 2000, due primarily to the continued sales growth of Rebif®, and also Gonal-F®, in these markets. In the Asia-Pacific region, our product sales increased by 28.8% to $54.4 million in 2001 from $42.2 million in 2000, due largely to higher sales of Stilamin® and Gonal-F®, notably in China. In Japan, our product sales decreased by 22.5% to $29.3 million in 2001 from $37.9 million in 2000, due primarily to the weakening of the Japanese Yen, and lower demand for Saizen® and Metrodin HP® in the Japanese market. In Oceania our product sales increased by 13.3% to $17.9 million in 2001 from $15.8 million in 2000, due primarily to the good progression of Rebif® in Australia. In local currencies, product sales grew 27.5% in this region.

Reproductive health

Our reproductive health product sales decreased by 3.0% to $574.3 million in 2001 from $592.3 million in 2000. In local currencies, reproductive health product sales decreased by 0.7%. Excluding the impact of the Crinone® recall, our reproductive health product sales increased by 1.2% or by 3.7% in local currencies. Our sales of Gonal-F® increased by 12.2% to $410.5 million in 2001 from $365.9 million in 2000. In local currencies, sales of

Gonal-F® increased by 14.7%. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 30.1% to $67.1 million in 2001 from $96.1 million in 2000. We expect that we will continue to gradually replace Metrodin HP® with Gonal-F®. Our sales of Pergonal® declined by 31.3% to $38.1 million in 2001 from $55.4 million in 2000. Our sales of Cetrotide® reached $10.6 million in 2001 compared to $0.6 million in 2000. We had purchased the marketing rights of this product from ASTA Medica in 2000 for an undisclosed amount.

Neurology

Our sales of Rebif® increased by 49.3% to $379.6 million in 2001 from $254.2 million in 2000. In local currencies, sales of Rebif® in multiple sclerosis increased by 54.1%. At the end of 2001, approximately 38,000 patients had been treated with Rebif®, compared with approximately 28,000 at the end of 2000. Following FDA approval on March 7, 2002, Rebif® was launched in the US on March 11, 2002. Outside the United States, we estimate that our market share at the end of 2001 was approximately 36%, compared with 32% at the end of 2000.

Growth and metabolism

Our growth and metabolism product sales increased by 2.4% to $232.6 million in 2001 from $227.1 million in 2000. In local currencies, sales increased by 3.9%.

Saizen®

Our sales of Saizen® increased by 19.2% to $107.3 million in 2001 from $90.0 million in 2000. In local currencies, sales of Saizen® increased by 23.0%. This increase was due to higher demand in the United States, where we introduced the first needle free device, Cool.Click®, and higher demand in Europe where we introduced an improved auto-injector, One.Click®. These results are net of sales return provisions of $4.4 million for the year 2000 in respect of a dispute with a co-promoter in the United States. Excluding this adjustment, sales increased by 13.6% in the year, or by 17.2% in local currencies.

Serostim®

Our sales of Serostim® decreased by 8.6% to $125.3 million in 2001 from $137.1 million in 2000. Serostim® sales declined as a result of tighter reimbursement and usage guidelines in key US states.

Other products

Our sales of other products declined by 14.4% to $62.9 million in 2001 from $73.4 million in 2000. This decrease was essentially due to the discontinuation of Curosurf® sales, as discussed above, and the discontinuation of Ukidan® sales during 2000.

Royalty and license income

Our revenues from royalty and license income increased by 37.1% to $127.1 million in 2001, compared to $92.7 million in 2000. This increase was due to two factors:

- A non-disclosed license income arising from the payment from Chiesi in 2001 in respect of the termination of our agreement on Curosurf®, as discussed above; and
- Higher royalty income from Biogen on its sales of Avonex®, from Organon on its sales of Puregon® and from Immunex on its sales of Enbrel®.

Operating expenses

Cost of product sales

Our cost of product sales decreased by 7.3% to $213.2 million in 2001 from $229.9 million in 2000. This decrease was due to increased production yields due to technical improvements in our biotechnology manufacturing processes and an increasing proportion of our product sales from higher margin recombinant products.

Our product gross profit, which is product sales less product cost of sales, increased by 13.0% to $1,036.2 million, or 82.9% of product sales in 2001 from $917.1 million, or 80.0% of product sales in 2000.

Selling, general and administrative

Our SG&A expenses increased by 13.5% to $446.9 million in 2001 from $393.7 million in 2000. This increase was primarily due to higher product sales volumes, our marketing investment in the second half of 2001 in anticipation of our launch of Rebif® in the United States in 2002 and selling and marketing expenses associated with the launch of three new recombinant products in the area of reproductive health (Ovidrel®, Luveris® and Gonal-F® multidose). SG&A expenses represented 35.8% of product sales in 2001, compared to 34.3% in 2000.

Research and development

Our research and development expenses increased by 17.3% to $308.6 million, or 24.7% of product sales, in 2001 from $263.2 million, or 22.9% of product sales, in 2000. This increase in our research and development expenses was due to several factors:

- The continuation of the head-to-head trial between Rebif® and Avonex® (also known as the EVIDENCE study);
- Seven molecules entering the development process;
- Projects already in development progressing through the development pipeline notably in the field of rheumatoid arthritis; and
- The further development of our genomic activities.

Other operating expense

Our other operating expense was $70.2 million in 2001, compared to $31.1 million in 2000. This 125.2% increase was due to a number of factors including:

- In the third quarter of 2000, we recorded an unrealized capital gain of $27.2 million resulting from the acquisition of Signal Pharmaceuticals Inc. by Celgene Inc. At the end of 1997, we invested $10.1 million in Signal Pharmaceuticals Inc. In return for this cash payment, we received 2,722,513 shares of series F preferred stock and 986,302 shares of series E preferred stock. On August 31, 2000, Celgene purchased Signal and, as a result of this transaction, Serono holds 466,198 shares in Celgene. This investment was valued at the Celgene stock price on the date of the acquisition agreement, of $74, giving rise to an unrealized gain of $27.2 million; and
- Amortization of intangibles increased to $30.2 million in 2001 compared to $27.8 million in 2000. This increase was primarily due to higher charges related to an agreement signed with Asta Medica in 2000.

Operating income

Our operating income increased by 4.9% to $337.7 million in 2001 from $321.7 million in 2000. As a percentage of product sales, our operating income was 27.0% in 2001 compared to 28.0% in 2000.

Financial income, net

Our net financial income decreased to $51.4 million in 2001 from $52.3 million in 2000. This decrease was due to several factors:

- We earned interest income on the proceeds of the capital raised in July 2000 during an entire year as opposed to five months in 2000. However, interest rates on USD deposits declined sharply throughout 2001.
- We recognized a net foreign currency loss of $3.1 million on our 2001 results, arising from the devaluation of the Argentine Peso during the period from December 2001 to January 2002.
- We realized an exceptional gain of $20.7 million in 2000 on our investment in an open-ended fund, prior to our sale of the investment in November 2000.

Taxes
Our total taxes decreased by 0.8% to $69.8 million in 2001 from $70.4 million in 2000 due primarily to our manufacturing process improvements, as referred to above, which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 18.1% in 2001 from 18.9% in 2000.

Net income
Our net income increased by 5.2% to $316.7 million in 2001 from $301.0 million in 2000. Our net income represented 25.3% of product sales, compared to 26.2% in 2000.

Year ended December 31, 2000 compared to year ended December 31, 1999

Total revenues
Our total revenues increased by 9.5% to $1,239.7 million compared to $1,132.5 million in 1999. In local currencies, our revenues increased by 15.6%.

Product sales
Our consolidated worldwide product sales increased by 8.8% to $1,147.0 million in 2000 from $1,054.1 million in 1999. In local currencies, our product sales increased by 15.2% to $1,214.3 million. The adverse currency effect of $67.3 million was primarily due to the weakness of European currencies against the dollar.

Our sales of recombinant products increased by 17.0% to $849.3 million, or 74.0% of total product sales, in 2000 from $726.1 million, or 68.9% of total product sales, in 1999. Our sales of urine-derived and other non-recombinant products decreased by 9.3% to $297.4 million, or 26.0% of total product sales, in 2000 from $328.0 million, or 31.1% of total product sales, in 1999. The changing sales mix reflects our strategy of focusing on biotechnology products and the transition from urine-derived products to recombinant products.

Europe
Our total European product sales increased by 1.6% to $460.1 million in 2000 from $453.0 million in 1999. In local currencies, our sales in Europe grew by 16.3%. The increase was primarily due to the strong sales of Rebif® throughout Europe.

North America
Our total North American product sales increased by 15.6% to $404.9 million in 2000 from $350.4 million in 1999. In the United States, the increase was due primarily to strong sales of Gonal-F® and Crinone®, which were partially offset by lower sales of Metrodin HP®. In Canada, our sales of Rebif® increased by 65.5% to $22.8 million in 2000 from $13.8 million in 1999.

Latin America
Our total Latin American product sales increased by 13.0% to $113.6 million in 2000 from $100.5 million in 1999. The increase was due primarily to the increased demand for Rebif®.

Other regions
In the Middle East, Africa and Eastern Europe regions, our product sales increased by 19.3% to $72.6 million in 2000 from $60.8 million in 1999, due primarily to the continued sales growth of Rebif®, and also Gonal-F®, in these markets. In Japan, our product sales increased by 4.4% to $37.9 million in 2000 from $36.3 million in 1999, due primarily to increased demand for Serostim®. In the Asia-Pacific region, our product sales increased by 20.8% to $42.2 million in 2000 from $35.0 million in 1999, due largely to higher sales of Gonal-F®, Metrodin HP® and Saizen®. In Oceania our product sales decreased by 13.0% to $15.8 million in 2000 from $18.1 million in 1999, due primarily to our decision to discontinue selling Ukidan® in 2000.

Reproductive health
Our reproductive health product sales increased by 0.3% to $592.3 million in 2000 from $590.5 million in 1999. In local currencies, reproductive health product sales increased by 5.7%. Our sales of Gonal-F® increased by 4.9% to $365.9 million in 2000 from $348.7 million in 1999. In local currencies, sales of Gonal-F® increased by 12.3%. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 31.5% to $96.1 million in 2000 from $140.3 million in 1999. We expect that we will continue to gradually replace Metrodin HP® with Gonal-F®. After the acquisition of the marketing rights to Crinone® in July 1999, our sales of Crinone® were $27.4 million in 2000. Our sales of Pergonal® increased by 35.8% to $55.4 million in 2000 from $40.8 million in 1999. This increase was mainly due to a stronger demand in the United States.

Neurology
Our sales of Rebif® increased by 77.7% to $254.2 million in 2000 from $143.0 million in 1999. In local currencies, sales of Rebif® in multiple sclerosis increased by 95.4%. At the end of 2000, approximately 28,000 patients had been treated with Rebif®, compared with approximately 16,300 at the end of 1999. Rebif® is not yet on the market in the United States. Outside the United States, Rebif® was the only beta interferon treatment that gained significant market share during the period. Outside the United States, we estimate that our market share at the end of 2000 was approximately 32%, compared with 25% at the end of 1999.

Growth and metabolism
Our growth and metabolism product sales decreased by 0.4% to $227.1 million in 2000 from $228.1 million in 1999. In local currencies, sales increased by 2.4%.

Saizen®
Our sales of Saizen® decreased by 0.8% to $90.0 million in 2000 from $90.7 million in 1999. In local currencies, sales of Saizen® increased by 6.4%. These results are net of sales return provisions of $4.5 million for the full year in respect of a dispute with a co-promoter in the United States. Excluding this adjustment, sales increased by 4.2% in the year, or 11.3% in local currencies.

Serostim®
Our sales of Serostim® decreased by 0.2% to $137.1 million in 2000 from $137.4 million in 1999. During the second half of 2000, Serostim® sales declined as a result of decisions by some state-based reimbursers in the United States to cease reimbursement for the off-label use of the product.

Other products
Our sales of other products declined by 20.6% to $73.4 million in 2000 from $92.5 million in 1999. This decrease was across a number of products. We experienced a decline in sales of Rebif® for the treatment of hepatitis C to $2.1 million compared to $6.2 million in 1999 following a change in its reimbursement status; Calcitonine® sales decreased to $0.8 million in 2000 from $7.2 million in 1999 for the same reason. Ukidan® sales decreased to $1.4 million compared to $7.3 million in 1999, due primarily to our decision to discontinue selling Ukidan® in 2000.

Royalty and license income

Our revenues from royalty and license income increased by 18.2% to $92.7 million in 2000, compared to $78.4 million in 1999. Our royalty income reached $78.1 million in 2000 compared to $55.0 million in 1999. The increase was due primarily to higher royalty income from Biogen on its sales of Avonex®, from Organon on its sales of Puregon® and from Immunex on its sales of Enbrel®. Our license income decreased to $14.6 million in 2000 from $23.4 million in 1999. The composition of our license income for each year was as follows:

- In 1999, we received a payment from Immunex under a settlement agreement in respect of Enbrel®, as well as a one time payment for the sale of a patent related to our diagnostic technologies; and
- In 2000, we received a further payment from Immunex related to the registration of Enbrel® in Europe. In addition, we received a net lump sum payment under an agreement with Centocor and a net lump sum payment from Knoll, both related to patents covering monoclonal antibodies to tumor necrosis factors, or TNF.

Operating expenses

Cost of product sales

Our cost of product sales decreased by 11.8% to $229.9 million in 2000 from $260.7 million in 1999. This decrease was due to the weakening of European currencies against the dollar, increased production yields due to technical improvements in our biotechnology manufacturing processes; savings from our restructuring of manufacturing operations undertaken in 1998; and an increasing proportion of our product sales from higher margin recombinant products. Our product gross profit, which is product sales less product cost of sales, increased by 15.7% to $917.1 million, or 80.0% of product sales in 2000 from $793.4 million, or 75.3% of product sales in 1999.

Selling, general and administrative

Our SG&A expenses increased by 6.5% to $393.7 million in 2000 from $369.7 million in 1999. This increase was primarily due to higher product sales volumes, the addition of approximately 150 new employees in selling and marketing and marketing programs for Rebif®, Gonal-F®, Saizen® and Serostim®. SG&A expenses represented 34.3% of product sales in 2000, compared to 35.1% in 1999.

Research and development

Our research and development expenses increased by 18.7% to $263.2 million, or 22.9% of product sales, in 2000 from $221.6 million, or 21.0% of product sales, in 1999. This increase in our research and development expenses was due to several factors:

- Milestone payments associated with the head-to-head trial between Rebif® and Avonex®, including the completed enrollment of 677 patients in the United States and Europe;
- Several molecules entering the development process;
- Projects already in development progressing through the development pipeline; and
- The addition of approximately 130 new R&D employees in 2000 to support the above items.

Other operating expense

Our other operating expense was $31.1 million in 2000, compared to $58.7 million in 1999. This 47% decrease was due to a number of factors including:

- In the third quarter of 2000, we recorded an unrealized capital gain of $27.2 million resulting from the acquisition of Signal Pharmaceuticals Inc. by Celgene Inc. At the end of 1997, we invested $10.1 million in Signal Pharmaceuticals Inc. In return for this cash payment, we received 2,722,513 shares of series F preferred stock and 986,302 shares of series E preferred stock. On August 31, 2000, Celgene purchased Signal and, as a result of this transaction, Serono holds 466,198 shares in Celgene. This investment was valued at the Celgene stock price on the date of the acquisition agreement, of $74, giving rise to an unrealized gain of $27.2 million;
- Our royalty expenses increased to $22.1 million in 2000 compared to $17.8 million in 1999, in line with the increase in royalty income;
- Amortization of intangibles and other long-term assets increased to $29.4 million in 2000 compared to $13.8 million in 1999. This increase was primarily due to milestone payments arising from collaboration agreements, notably with British Biotech, PowderJect, Asta Medica and Axonyx. In addition, we recorded in 2000 a $6.8 million amortization charge related to the acquisition of the Crinone® license from American Home Products in July 1999. In 1999, the amortization charge related to the Crinone license was $3.4 million, corresponding to six months of amortization; and
- In 1999, we booked a provision for a potential litigation regarding a contractual dispute with a distributor.

Operating income

Our operating income increased by 45.1% to $321.7 million in 2000 from $221.7 million in 1999. As a percentage of product sales, our operating income increased to 28.0% in 2000 from 21.0% in 1999.

Financial income, net

Our financial income, net increased to $52.3 million in 2000 from $2.5 million in 1999. This increase was due to two main factors:

- We earned interest income of approximately $25 million on the proceeds of the capital raised in 2000; and
- We realized a gain of $20.7 million in 2000 on our investment in an open-ended fund, prior to our sale of the investment in November 2000. In 1999, this investment earned approximately $8.2 million.

Taxes

Our total taxes increased by 76.9% to $70.4 million in 2000 from $39.8 million in 1999. This was due to two main factors. First, we had a 66.6% increase in pre-tax income to $371.6 million in 2000 from $223.1 million in 1999. Second, our effective income tax rate increased to 17.3% from 15.5% in 1999, due primarily to the settlement of a tax audit affecting our US affiliates, which permitted a non-recurring reduction in certain tax provisions during the second quarter of 1999. Our overall tax rate increased to 18.9% in 2000 from 17.8% in 1999.

Net income

Our net income increased by 64.2% to $301.0 million in 2000 from $183.3 million in 1999. Our net income represented 26.2% of product sales, compared to 17.4% in 1999. Excluding the unrealized capital gain arising from the acquisition of Signal by Celgene and the financial gain from our investment in an open-ended fund, our net income reached $255.5 million, or 22.3% of product sales.

Liquidity and capital resources

Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term borrowings. In the third quarter of 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for gross proceeds of $1,006.0 million and net proceeds of $951.8 million. At December 31, 2001, we had cash, cash equivalents and short-term investments of $1,475.5 million, total debt and bank advances and overdrafts of $210.6 million and net cash of $1,264.9 million.

At December 31, 2001, we had unused lines of credit for short-term financing of $94.1 million.

Certain of our debt facilities require the maintenance of financial covenants with which we are in compliance.

Our cash flows from operating activities are a significant ongoing source of funds to finance operations. Cash flows from operating activities increased by 58.5% to $405.0 million in 2001 from $255.4 million in 2000. This increase was primarily due to improved financial performance and favorable movements in working capital. Excluding net cash items, net working capital decreased to $225.1 million at December 31, 2001, from $305.6 million at December 31, 2000. This decrease was driven by several factors:

- Decrease in prepaid expenses and other current assets due to a change in the Swiss law in 2001 regarding intercompany dividends, on which withholding taxes are no longer paid and reclaimed by the parent company to the tax authorities; and
- Decrease in interest receivable (within other current assets) in line with the decrease in financial income earned in the fourth quarter of 2001 compared to the same period of 2000.

Net cash flows from investing activities were $648.3 million in 2001 compared to $(1,004.8) million in 2000. Key movements were:

- The reinvestment of $871.3 million of short-term investments into short-term bank deposits in order to take advantage from higher yields on short-term placements; and
- Increase in other long-term assets of $233.2 million due primarily to the purchase of high grade bonds in December 2001 and available-for-sale equity investments.

As a result of the factors discussed above, our free cash flow, which is the cash provided from our operating activities plus the cash from our investing activities, increased to $1,053.3 million in 2001 from $(749.3) million in 2000 and $120.6 million in 1999, as set forth below:

Free cash flows

	Year ended December 31		
	2001 US$m	2000 US$m	1999 US$m
Net cash flows from operating activities	**405.0**	255.4	274.6
Net cash flows from investing activities	**648.3**	(1,004.7)	(154.0)
Free cash flow	**1,053.3**	(749.3)	120.6

Net cash flows from financing activities decreased to $(144.4) million in 2001 from $814.3 million in 2000. This decrease was due primarily to:

- Higher payments on long-term debt in 2001 of $73.7 million compared to $36.8 million in 2000; and
- The net proceeds from our global share offering of $951.8 million in 2000.

We believe that existing funds, cash generated from operations, existing sources of debt financing and the net proceeds from our global share offering in the third quarter of 2000 will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

Contractual cash obligations

Our future minimum non-cancelable contractual obligations at December 31, 2001, are described below.

	Payments due by year (in $m)				
Contractual obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings	56.1	18.8	22.8	4.4	10.1
Lease – operating	129.3	21.3	32.7	23.7	51.6
Lease – finance	1.2	0.4	0.3	0.3	0.2

Given the strength of our cash position, we do not anticipate difficulty in renegotiating the borrowings should this be necessary.

In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 26 to the consolidated financial statements. As part of these agreements we have made commitments to make R&D payments to the collaborator, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $200 million. The timing of eventual payments is uncertain, but it would be over a period of the next 10 years.

Assets that we have pledged as security are disclosed in note 14 to the consolidated financial statements.

Research and development

The following table summarizes, for the periods indicated, our research and development expenses:

	Year ended December 31		
	2001 US$m	2000 US$m	1999 US$m
R&D expense, gross	**308.8**	263.4	222.1
Government grants	**(0.2)**	(0.2)	(0.5)
R&D expense, net	**308.6**	263.2	221.6
R&D expense, net as a % of product sales	**24.7**	22.9	21.0

At this time, we expect our level of investment in research and development to exceed 23% of our product sales in 2002.

Inflation

Our results in recent years have not been significantly affected by inflation or changes in prices related to inflation.

Recent accounting pronouncements

You can find a discussion of recent accounting pronouncements related to IAS and US GAAP applicable to our company in note 35 to our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks from changes in currency exchange rates and interest rates, which may adversely affect our results of operations and our financial condition. We seek to minimize the risks from these currency exchange rate and interest rate fluctuations through our regular operating and financial activities and, when appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading purposes.

Exchange rate exposure

Transaction risk and currency risk management

We centralize responsibility for managing our currency exposures and use of derivatives within the corporate treasury department. This department operates under formal policies approved by our Board of Directors, and is subject to internal controls. As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the major world currencies. Our currency risk exposure occurs on revenues and expenses that are generated in currencies other than the US dollar. The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. We use derivative financial instruments to economically hedge our exposure to currency risks associated with transactions that we conduct or expect to conduct. Our current policy is to enter into forward foreign exchange contracts and currency options to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions, as well as a portion of the currency risk associated with transactions that we anticipate conducting within the following six months. The maturity dates of forward contracts and currency options do not currently exceed eight months. At December 31, 2001 and 2000, we had entered into forward foreign exchange contracts and currency options with a nominal face value of $585.6 million and $397.3 million, respectively. At December 31, 2001, the fair value of our open derivative instruments for managing our foreign exchange exposures was $5.4 million, compared to $0.1 million at December 31, 2000. The fair value represents the market value if the instruments were closed out at year-end, based on available market prices. We use financial instruments that are contracted with banks, which in most cases have credit ratings of A or better, and that have a maximum maturity of eight months. The currencies in which our derivative financial instruments are denominated match those in which we have transaction risk. During 2001, the US dollar strengthened against most major currencies including the Swiss franc, which is the most significant source of our non-US dollar denominated expenses. This reduced our Swiss-based costs in US dollar terms and had a positive effect on our operating results. The positive effect of the lower Swiss based costs in dollar terms was, however, largely offset by the lower US dollar value of sales denominated in currencies other than the US dollar.

Exchange rate sensitivity

Because we enter into financial instruments to economically hedge a significant portion of our contracted and forecasted foreign exchange exposures up to eight months forward, a significant increase or decrease in the exchange rate of the US dollar relative to other major world currencies should not, in the short term, have a material adverse effect on our cash flows. Over time, however, to the extent that such exchange rate movements are unable to be reflected in the pricing of our products in local currencies, such exchange rate movements could materially affect our cash flows. In general, depreciation of the US dollar in relation to another currency has an adverse effect on our operating results, and appreciation of the US dollar has a positive effect.

Foreign exchange risk management

The following table provides information about our significant derivative financial instruments that are sensitive to fluctuations in foreign currency exchange rates, as of December 31, 2001. With respect to forward foreign currency exchange contracts and foreign currency options, the table presents the total notional contract amount per currency cross and the associated fair value. As of December 31, 2001, we had a nominal amount of $134.7 million of forward foreign currency contracts with a fair value of negative $0.1 million, and $450.8 million of foreign currency option contracts with a fair value of $5.5 million. Both forward foreign currency contracts and foreign currency options have a term not exceeding eight months. We pursue a risk-averse approach to foreign exchange risk management, with the intention to minimize the impact of short term movements in exchange rates on our cash flows.

	Forward foreign exchange contracts		Foreign currency options	
(US dollar equivalents in thousands)	Nominal amount	Fair value at Dec 31, 2001	Nominal amount	Fair value at Dec 31, 2001
1. US dollar against				
Swiss franc	37,364	(29)	104,400	73
Canadian dollar	540	(6)		
British pound	12,868	(114)		
Euro	20,676	172	30,000	483
Japanese yen	2,716	151		
Australian dollar	2,345	11		
Israeli shekel	13,750	(215)		
Argentine peso			16,000	2,758
2. Swiss franc against				
Canadian dollar	2,180	–	20,681	560
Australian dollar	2,463	6	6,654	92
British pound	142	(3)		
Japanese yen			1,679	128
Euro	23,116	13	261,959	1,339
Swedish krona	2,731	(62)	9,471	73
Danish krone	8,924	23		
Norwegian krone	4,912	(17)		
Totals	**134,727**	**(70)**	**450,844**	**5,506**

Interest rate exposure

We actively manage our interest rate exposure through various risk management techniques. In the context of our goal of maintaining stable and predictable cash flows, we attempt to limit the impact of a significant increase or decrease in interest rates in the short term. As of December 31, 2001, we had a net cash position of $1,264.9 million. In addition, an investment of $188.9 million in rated Eurobonds was recorded in "non-current assets" in the balance sheet as at December 31, 2001. Our exposure to fluctuations in net interest income is limited in the short term, by making deposits with prime banks or investments in rated commercial paper and bonds with a life to maturity of up to three years. In addition, we hold a variety of financial instruments that are sensitive to interest rates, including several types of derivative financial instruments, in order to manage our liquidity and meet the cash needs of our daily operations. Our interest risk exposure is monitored on an ongoing basis using various measures including, a repricing gap analysis, on a currency-by-currency basis, calculated using assets and liabilities that are sensitive to interest rates. This repricing gap analysis forms the basis of our calculation of our expected net interest profit/loss movements. This analysis determines, for each currency, the expected increase or decrease of the future interest profit/loss compared to the interest profit/loss resulting from our presently prevailing net cash/indebtedness structure. For the calculation of the expected net interest profit/loss movement we use three shift scenarios:

- Standard shift-constant 100bp;
- Maximum expected shift-normal markets (value at risk-shift) by currency; and
- Maximum expected shift-normal markets/negative correlation (stress scenario).

At December 31, 2001, we had forward rate agreements to cover a notional principal amount of $825.0 million, as compared to nil at December 31, 2000. These contracts fix the interest income on a proportion of our cash investments in the period until December 2002.

The total notional principal amount of our interest rate swap contracts at December 31, 2001 was $33.1 million, compared to $56.0 million at December 31, 2000. The entire 2001 balance matures during the period to April 2004.

At December 31, 2001, the fair value of the interest rate swaps was negative $0.3 million, compared to positive $0.3 million at December 31, 2000. At December 31, 2001, the value of the outstanding forward rate agreements was $0.6 million, and as at December 31, 2000 there were no forward rate agreements outstanding. The fair value represents the market value if the instruments were closed out at the year-end.

Quantitative and qualitative disclosures concerning market risks

The following tables present certain information regarding our use of derivative financial instruments, and other financial instruments that are sensitive to changes in interest rates, as of December 31, 2001.

With respect to fixed rate and variable rate debt, the first table presents principal amounts of long-term debt (including current portion) at the December 31, 2001 exchange rates, and the related weighted average interest rates at the expected maturity date. Actual weighted average variable rates are applied for all periods. With respect to interest rate swaps, the second table presents notional amounts and weighted average interest rates at the expected maturity date. Weighted average variable rates are base on the implied forward rates as of December 31, 2001.

Interest rate risk management principal (notional) amount by expected maturity average interest rate
(US dollar equivalents in thousands)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair value at December 31, 2001
Debt, including current portion:								
Variable rate (USD)	$2,000	–	–	–	–	–	$2,000	$2,000
Average interest rate	3.19%	–	–	–	–	–		
Fixed rate (EUR)	$1,736	$1,644	$686	$724	$717	$794	$6,301	$5,976
Average interest rate	2.59%	2.06%	2.37%	2.33%	2.14%	1.53%		
Fixed rate (CHF)	$599	$599	$300	–	–	–	$1,498	$1,523
Average interest rate	4.69%	4.69%	4.69%	–	–	–		
Variable rate (CHF)	$14,397	$14,398	$4,806	$1,210	$1,210	$9,070	$45,091	$45,091
Average interest rate	2.52%	2.52%	3.39%	3.60%	3.91%	3.91%		
Fixed rate (JPY)	$226	$226	$226	$226	$226	$264	$1,394	$1,463
Average interest rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%		
Total							$56,284	$56,053

Interest rate risk management principal (notional) amount by expected maturity average interest (swap) rate
(US dollar equivalents in thousands)

	2002	2003	2004	Total	Fair value at December 31, 2001
Swiss franc interest rate swaps:					
Payer swap (variable to fixed)	$8,403	$8,403	$16,296	$33,102	($287)
Average pay rate (fixed)	3.69%	3.69%	3.69%		
Average received rate (variable)	2.99%	2.99%	2.99%		

Audit Committee's report

The Audit Committee reviews the company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the company's consolidated financial statements were prepared in accordance with International Accounting Standards (IAS), and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by International Standard on Auditing 260 "Communication of Audit Matters with Those Charged with Governance"and the AICPA Statement of Auditing Standards No. 61, Communication With Audit Committees. In addition, the Committee has discussed with the independent auditors, the auditors' independence from the company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be submitted to the Annual Shareholders' Meeting on May 22, 2002, and included in the company's Annual report on Form 20-F for the year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Committee and the Board also have recommended, subject to shareholder approval, the selection of the company's independent auditors.

Sergio Marchionne, Chairman, Audit Committee
Geneva, March 13, 2002

Report of the group auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes) of the Serono group for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Accounting Standards (IAS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers S.A.

D. Mason M. Aked
Geneva, March 13, 2002

Consolidated income statements

Year ended December 31

	Notes	2001 US$000	2000 US$000	1999 US$000
Product sales	29	**1,249,405**	1,146,998	1,054,144
Royalty and license income		**127,065**	92,656	78,400
Total revenues		**1,376,470**	1,239,654	1,132,544
Operating expenses				
Cost of product sales		**213,160**	229,907	260,748
Selling, general and administrative		**446,945**	393,716	369,747
Research and development	3	**308,561**	263,152	221,629
Other operating expense, net	4	**70,152**	31,147	58,718
Total operating expenses		**1,038,818**	917,922	910,842
Operating income		**337,652**	321,732	221,702
Financial income, net	5	**51,381**	52,277	2,458
Other expense, net	6	**2,548**	2,411	1,078
Total non-operating income, net		**48,833**	49,866	1,380
Income before taxes and minority interests		**386,485**	371,598	223,082
Taxes	7	**69,816**	70,384	39,778
Income before minority interests		**316,669**	301,214	183,304
Minority interests		**(52)**	174	8
Net income		**316,721**	301,040	183,296

	Notes	US$	US$	US$
Basic earnings per share				
– Bearer shares	8	**19.72**	19.50	12.23
– Registered shares	8	**7.89**	7.80	4.89
– American depositary shares	8	**0.49**	0.49	0.31
Diluted earnings per share				
– Bearer shares	8	**19.68**	19.46	12.23
– Registered shares	8	**7.87**	7.78	4.89
– American depositary shares	8	**0.49**	0.49	0.31

The accompanying notes form an integral part of these financial statements.

Consolidated balance sheets

As of December 31

	Notes	**2001 US$000**	2000 US$000
ASSETS			
Current assets			
Cash and cash equivalents	9	**1,131,091**	223,009
Short-term investments	9	**344,413**	1,215,476
Trade accounts receivable	10	**234,490**	233,957
Inventories	11	**196,063**	164,995
Prepaid expenses	12	**21,857**	30,436
Other current assets	13	**134,955**	167,181
Total current assets		**2,062,869**	2,035,054
Long-term assets			
Property, plant and equipment	14	**460,767**	462,425
Intangible assets	15	**110,615**	132,705
Other long-term assets	16	**277,403**	70,592
Deferred tax assets	21	**107,115**	94,001
Total long-term assets		**955,900**	759,723
Total assets	29	**3,018,769**	2,794,777
LIABILITIES			
Current liabilities			
Bank advances	17	**154,295**	162,084
Trade accounts payable		**60,151**	56,402
Other current liabilities	18	**246,157**	202,952
Current portion of long-term debt	19	**18,959**	76,501
Income taxes		**55,948**	31,581
Total current liabilities		**535,510**	529,520
Total long-term liabilities			
Long-term debt	19	**37,325**	56,626
Other long-term liabilities	20	**217,430**	191,019
Deferred tax liabilities	21	**9,003**	10,456
Total long-term liabilities		**263,758**	258,101
Total liabilities	29	**799,268**	787,621
Minority interests		**587**	740
SHAREHOLDERS' EQUITY			
Share capital	22	**252,955**	252,992
Share premium	23	**966,295**	968,581
Retained earnings	23	**1,108,086**	845,124
Fair value reserves	16	**(25,135)**	–
Cumulative foreign currency translation adjustments		**(83,287)**	(60,281)
Total shareholders' equity		**2,218,914**	2,006,416
Total liabilities, minority interests and shareholders' equity		**3,018,769**	2,794,777

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

	Notes	Share capital[1] US$000	Share premium US$000	Retained earnings[1] US$000	Fair values reserves US$000	Cumulative foreign currency translation adjustments US$000	Total US$000
Balance as of January 1, 1999		236,976	33,910	488,435	–	2,753	762,074
Effect of IAS 19 revised	2	–	–	(30,805)	–	–	(30,805)
Issue of share capital – stock options		2	55	(1)	–	–	56
Net income for 1999		–	–	183,296	–	–	183,296
Dividend for 1998 – bearer shares		–	–	(13,634)	–	–	(13,634)
Dividend for 1998 – registered shares		–	–	(5,676)	–	–	(5,676)
Foreign currency translation adjustments		–	–	–	–	(68,526)	(68,526)
Balance as of December 31, 1999		236,978	33,965	621,615	–	(65,773)	826,785
Issue of share capital – stock options	24	157	3,309	(21)	–	–	3,445
Issue of stock options to employees	24	–	140	–	–	–	140
Net income for 2000		–	–	301,040	–	–	301,040
Shares issued during the year		15,937	935,837	–	–	–	951,774
Purchase of treasury shares		(80)	(4,670)	–	–	–	(4,750)
Withholding tax on free share dividend		–	–	(59,755)	–	–	(59,755)
Dividend for 1999 – bearer shares	23	–	–	(12,537)	–	–	(12,537)
Dividend for 1999 – registered shares	23	–	–	(5,218)	–	–	(5,218)
Foreign currency translation adjustments		–	–	–	–	5,492	5,492
Balance as of December 31, 2000		252,992	968,581	845,124	–	(60,281)	2,006,416
Balance at January 1, 2001:							
As previously reported		252,992	968,581	845,124	–	(60,281)	2,006,416
Effect of adopting IAS 39		–	–		(21,519)	–	(21,519)
As restated		252,992	968,581	845,124	(21,519)	(60,281)	1,984,897
Issue of share capital – stock options	24	65	1,760	–	–	–	1,825
Issue of stock options to employees	24	–	482	–	–	–	482
Issue of share capital – employee		17	931	–	–	–	948
Net income for 2001		–	–	316,721	–	–	316,721
Purchase of treasury shares		(119)	(5,459)	–	–	–	(5,578)
Dividend for 2000 – bearer shares	23	–	–	(39,017)	–	–	(39,017)
Dividend for 2000 – registered shares	23	–	–	(14,742)	–	–	(14,742)
Revaluation adjustments		–	–	–	(3,616)	–	(3,616)
Foreign currency translation adjustments		–	–	–	–	(23,006)	(23,006)
Balance as of December 31, 2001		**252,955**	**966,295**	**1,108,086**	**(25,135)**	**(83,287)**	**2,218,914**

[1] As a consequence of pursuing a listing on the New York Stock Exchange, the company has complied with Topic 4-C of the SEC Staff Accounting Bulletins by restating its share capital and retained earnings in the IAS consolidated financial statements to reflect the free share dividend distributed effective May 26, 2000, for all periods presented.

The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

Year ended December 31

	Notes	2001 US$000	2000 US$000	1999 US$000
Cash flows from operating activities				
Income before taxes and minority interests		**386,485**	371,598	223,082
Depreciation and amortization	14, 15, 16	**98,906**	86,266	71,960
Financial income	5	**(75,858)**	(72,354)	(25,944)
Financial expense	5	**14,709**	17,867	19,951
Other non-cash items		**25,595**	(23,788)	28,622
Cash flows from operating activities before working capital changes		**449,837**	379,589	317,671
Working capital changes				
Trade accounts payable, other current liabilities and deferred income		**20,530**	13,648	7,921
Trade accounts receivable		**(22,231)**	(34,042)	(46,219)
Inventories		**(37,335)**	5,734	22,790
Prepaid expenses and other current assets		**34,879**	(62,264)	3,831
Taxes paid		**(40,730)**	(47,222)	(31,362)
Net cash flows from operating activities		**404,950**	255,443	274,632
Cash flows from investing activities				
Short-term investments		**871,343**	(945,681)	(29,384)
Intangible and other long-term assets		**(233,205)**	(35,225)	(79,666)
Capital expenditures		**(78,565)**	(63,617)	(70,544)
Disposals of fixed assets		**11,033**	5,367	5,581
Other long-term liabilities		**1,653**	1,370	3,151
Interest received		**76,076**	33,031	16,888
Net cash flows from investing activities		**648,335**	(1,004,755)	(153,974)
Cash flows from financing activities				
Bank advances		**639**	(9,156)	6,609
Proceeds from long-term debt		**–**	–	3,779
Payments on long-term debt		**(73,701)**	(36,783)	(66,580)
Proceeds from issuances of share capital		**–**	951,774	–
Proceeds from exercises of stock options	24	**1,825**	3,445	56
Withholding tax on free share dividend		**–**	(59,755)	–
Purchases of treasury shares	22	**(5,578)**	(4,750)	–
Interest paid		**(13,810)**	(12,746)	(16,808)
Dividends paid	23	**(53,759)**	(17,755)	(19,310)
Net cash flows from financing activities		**(144,384)**	814,274	(92,254)
Effect of exchange rate changes on cash and cash equivalents		**(819)**	(3,423)	(3,317)
Net increase in cash and cash equivalents		**908,082**	61,539	25,087
Cash and cash equivalents				
At beginning of year	9	**223,009**	161,470	136,383
At end of year	9	**1,131,091**	223,009	161,470

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1. General

Serono S.A. is a leading global biotechnology company, with executive headquarters in Geneva, Switzerland. Biotechnology companies use human genetic information to discover and manufacture therapeutic products for the treatment of human diseases. We currently focus on the niche markets of reproductive health, neurology, growth and metabolism, and have a global presence with operations in 45 countries, production facilities in eight countries and sales in over 100 countries. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss stock exchange and, in the form of American depositary shares, on the New York Stock Exchange.

The consolidated financial statements have been prepared in accordance with and comply with the accounting and reporting requirements of International Accounting Standards (IAS) as issued by the International Accounting Standards Committee. In view of the international nature of the company's activities and due to the fact that more of the company's revenues are denominated in US dollars than in any other single currency, the consolidated financial statements are reported in that currency. The company's significant accounting policies are as follows:

1.1 Scope of the consolidation

The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation as from the date of acquisition, while companies sold are excluded from the consolidation as from the date of sale. The purchase method is used to account for acquisitions.
The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. Intercompany balances, transactions and profits, including those unrealized at the year-end arising on internal movements of products, have been eliminated. Those companies over which the group is able to exercise significant influence, generally defined as being a participation of 20% or more of the voting power, but over which it does not exercise management control, are accounted for according to the equity method.

1.2 Use of estimates

The preparation of financial statements in conformity with IAS and then reconciled under United States Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of the more significant estimates include accruals and reserves for fiscal and legal claims, sales returns, inventory obsolescence, bad debt reserves and the assessment of impairment of intangible assets and available-for-sale investments. Actual results could differ from those estimates.

1.3 Significant changes in the consolidated subsidiaries

There were no significant acquisitions or disposals during the year ended December 31, 2001. The principal operating companies consolidated in the group, as at December 31, 2001, are included in note 34.

1.4 Foreign currencies

Assets and liabilities of the holding company, its subsidiaries and equity investments are translated into US dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. The translation adjustments resulting from exchange rate movements are accumulated in shareholders' equity. On disposal of the foreign entity, such translation differences are recognized in the income statement as part of the gain or loss on sale. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature, which are included in the cumulative foreign currency translation adjustments component of shareholders' equity. The cumulative foreign currency translation adjustments balance, as well as the equity reserves set up by the subsidiary companies in accordance with local legal requirements, may only become distributable upon the disposal of the relevant subsidiary. The local currency financial statements of foreign entities operating in highly inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into the company's reporting currency.

1.5 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade accounts receivable, corporate debt securities, bank advances, trade accounts payable and long-term debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Derivative financial instruments, including forward foreign exchange contracts, currency options, interest rate swaps and forward interest rate agreements, are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value.

The company uses forward foreign exchange contracts and currency options to hedge the risk of movements in foreign currency exchange rates. Gains and losses on forward exchange contracts and currency options taken out to cover short-term receivable and payable exposures are offset against the corresponding gains and losses recognized in the balance sheet and income statement. Gains and losses on forward exchange contracts and currency options relating to intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustments component of shareholders' equity.

Derivative transactions, while providing effective economic hedges under the company's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1.6 Revenue recognition
Revenue from the sale of products is recognized upon transfer to the buyer of significant risks and rewards and is disclosed net of sales taxes and rebates. Revenue from the rendering of services is recognized when the service is rendered or on a percentage of completion basis over the contract period. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance set out in the relevant royalty or licensing agreement. Interest income is recognized as it accrues unless collectibility is in doubt. Provisions for product returns are made based on historic trends and specific knowledge of any customer's intent to return products. Payments relating to the sale or licensing of technology are recognized upon the consummation of the transaction, assuming there are no continuing obligations on behalf of the company. When continuing obligations exist, certain payments may be deferred based on the specific circumstances of the agreement.

1.7 Research and development
Research and development costs are generally expensed as incurred. In the opinion of management, due to the regulatory and other uncertainties inherent in the development of the company's new products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38 "Intangible Assets", are not met until the product has received regulatory approval. Property, plant and equipment used for research and development purposes are capitalized and depreciated in accordance with the company's depreciation policy (note 1.17).

1.8 Government grants
Government grants received are netted against the corresponding items in the income statement, except for those amounts received for the purchase of property, plant and equipment, which are recorded as deferred income in the balance sheet, in other current liabilities and other long-term liabilities as appropriate, and amortized over the useful life of the asset. Government grants become non-refundable upon the achievement of designated milestones.

1.9 Collaborative agreements
Milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, "Intangible Assets", are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized because it is probable that the costs give rise to future economic benefits. In this case, the costs are capitalized and amortized as technology rights (note 1.21).

1.10 Taxation
Taxes reported in the income statement include current and deferred income taxes, as well as other taxes, principally those to be paid on capital and property. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, elimination of unrealized intercompany profits and tax losses carried forward. Deferred tax assets are subject to recoverability tests, which reflect the manner in which the company expects the temporary differences to reverse. Irrecoverable withholding taxes paid on dividends received are included in the income tax charge of the year.

1.11 Minority interests
Minority interests represent the interests of third parties in the results of the year and in the net assets of certain subsidiaries.

1.12 Cash and cash equivalents
Cash and cash equivalents consist of cash in hand and deposits with banks that have a maturity of three months or less from the date of acquisition. Bank overdrafts are included in bank advances within current liabilities.

1.13 Short-term investments
Short-term investments consist of bank deposits whose maturities are greater than three months from the date of acquisition.

1.14 Trade accounts receivable
Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off, through selling expense, in the year they are identified. Trade accounts receivable factored out to financial institutions for a single non-returnable fixed sum with no recourse to the company are treated as being fully settled. The corresponding payment from the financial institution is recorded as a cash receipt from customers and no liability is recognized. Any fee incurred to effect the factoring is recognized as a financial expense in the period in which the factoring takes place.

1.15 Inventories
Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

1.16 Investments
As of January 1, 2001, the company adopted IAS 39 and classified its investments into held-to-maturity and available-for-sale. Investments with fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in other long-term assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are also classified as other long-term assets.

1. General (continued)

Purchases and sales of investments are recognized on the trade date, which is the date that the company commits to purchase or sell an asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized directly in equity until the financial asset is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net income for the period.

Prior to the adoption of IAS 39, the company had recorded its equity investments at their original cost. As a result of the adoption of IAS 39, opening retained earnings at January 1, 2001, have been reduced by $21.5 million to account for unrealized losses on available-for-sale securities. A further reduction to retained earnings of $3.6 million was made during the year to account for additional unrealized losses.

1.17 Property, plant and equipment

Property, plant and equipment are carried at cost, including interest and operating expenses directly related to projects that are capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost providing increased economic benefits will be earned from the asset. Depreciation is recorded as a charge against income computed on a straight-line basis, at rates considered adequate to depreciate the cost of such assets over their useful lives. Land is not depreciated. Estimated useful lives are as follows:

Buildings	20-40 years
Machinery and equipment	3-10 years
Furniture and fixtures	6-10 years
Leasehold improvement	over life of lease

Gains and losses on disposal or retirement of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating income. Tangible and intangible fixed assets, including goodwill, are reviewed for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Management of the company evaluates the carrying value of the tangible and intangible assets for impairment whenever indicators of impairment exist. If it is determined that such indicators are present, a discounted future net cash flow projection ("value in use") for the asset is prepared. If the calculation of value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event that the carrying value of the asset exceeds the value in use, management would estimate the net selling price, if appropriate using the assistance of an external valuation expert. If the carrying value also exceeds net selling price, an impairment charge would be taken to bring the carrying value down to the higher of net selling price or value in use. The discount rate used in the calculation represents management's best estimate of the risk adjusted pre-tax rate.

1.18 Leases

Leases of assets, whereby the company assumes substantially all the benefits and risks of ownership, are classified as finance leases and capitalized as property, plant and equipment and depreciated over the estimated useful life of the assets, according to the rates listed in note 1.17. The corresponding liabilities are included in the current and long-term portion of long-term debt. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments under operating leases are charged to income on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

1.19 Computer software development costs

Generally, costs associated with developing computer software are expensed as incurred. However, costs that are clearly associated with an identifiable and unique asset, which will be controlled by the company and have a probable benefit exceeding the cost beyond one year, are recognized as an intangible asset. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized on a straight-line basis over their useful lives, not exceeding a period of three years.

1.20 Goodwill

Goodwill represents the excess of the acquisition cost over the company's share of the fair value of the net assets acquired, at the date of acquisition. Goodwill on acquisitions occurring on or after January 1, 1995, is capitalized at the date of acquisition and amortized on a straight-line basis over the expected period of benefit, which, in the case of a biotechnology business, may exceed five years but which does not exceed 20 years. Goodwill on acquisitions that occurred prior to January 1, 1995, was charged in full to retained earnings; such goodwill has not been retroactively capitalized and amortized. The carrying amount of goodwill is reviewed annually and written down for permanent impairment where management considers it necessary.

1.21 Other intangible assets

Intangible assets are recognized when it is probable that future economic benefits will flow to the company and the cost can be measured reliably. Intangible assets are amortized by a charge against income computed on a straight-line basis over the following periods:

Technology rights	5-10 years
Patents	5 years

Intangible assets are not revalued. As described in note 1.17, the carrying amount of each intangible asset is reviewed for impairment.

1.22 Provisions
Provisions are recognized by the company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

1.23 Stock options
A compensation charge, being the difference between the market price of the Serono S.A. bearer shares and the exercise price of the stock options, is calculated at the date the options are granted. This charge is recognized over the stock options' vesting period.

1.24 Employee share purchase plan
During the year, the company introduced an Employee Share Purchase Plan ("the Plan") covering substantially all of its employees (note 25). The Plan is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Contributions received from employees are recorded as other current liabilities (note 18). Compensation cost related to the Plan is calculated based on the difference between the final purchase price and fair market value of the share on the date of purchase.

Shares purchased under the Plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. Compensation cost for the matching shares is recognized over the one year holding period subsequent to the initial purchase date.

1.25 Retirement benefits
The company operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The cost of defined retirement benefits is determined on the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and uses interest rates of high-quality corporate bonds, which have terms to maturity approximating the terms of the related liability. In 1999, the company implemented IAS 19 (revised) "Employee Benefits" and accounted for the transitional liability on the post-employment benefits by adjusting retained earnings at January 1, 1999. The company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

2. International Accounting Standards
The company adopted IAS 39, "Financial Instruments: Recognition and Measurement", effective January 1, 2001. The effect of IAS 39 is explained within the accounting policy for financial instruments (note 1.5) and investments (note 1.16). The impact of IAS 39 on the company's available-for-sale investments is highlighted within the other long-term assets (note 16).

IAS 40, "Investment Property", also came into effect in the financial year 2001. The impact of this standard was not material to the company's reported figures.

The company adopted IAS 19 (revised), "Employee Benefits", in the 1999 financial statements. The transitional liability on the post-employment benefits has been accounted for by adjusting retained earnings at January 1, 1999.

The 1999 financial statements have been restated for the retroactive effect of IAS 38, "Intangible Assets". The effect of IAS 38 on the financial statements was to capitalize certain start-up costs within property, plant and equipment, and to expense the remainder.

3. Research and development

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Research and development expense, gross	**308,720**	263,381	222,116
Less government grants	**(159)**	(229)	(487)
Research and development expense, net	**308,561**	263,152	221,629

4. Other operating expense, net

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Gain on investment	–	(27,155)	–
Amortization of intangibles and other long-term assets	**31,597**	29,371	13,807
Royalty expense	**22,868**	22,103	17,765
Litigation and legal costs	**7,595**	5,306	17,721
Licensing expense	–	–	5,882
Patent and trademark expenses	**4,029**	3,291	2,202
Other	**4,063**	(1,769)	1,341
Total	**70,152**	31,147	58,718

5. Financial income, net

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Interest income	**75,858**	51,675	17,708
Gain on investment fund	**–**	20,679	8,236
Interest expense	**(14,709)**	(17,867)	(19,951)
Foreign currency losses	**(9,768)**	(2,210)	(3,535)
Total	**51,381**	52,277	2,458

6. Other expense, net

Includes transactions that are outside the core company business and include donations to charitable and other foundations and rental income and expense earned and paid on certain leases for premises not currently used by the company.

7. Taxes

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Current income taxes	**77,630**	70,268	38,604
Deferred income taxes (note 21)	**(14,567)**	(7,348)	(5,073)
Total income taxes	**63,063**	62,920	33,531
Capital and other taxes	**6,753**	7,464	6,247
Total	**69,816**	70,384	39,778

The company has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense of $63.1 million (2000: $62.9 million and 1999: $33.5 million) by the income before taxes and minority interests of $386.5 million (2000: $371.6 million and 1999: $223.1 million) reduced by capital and other taxes of $6.8 million (2000: $7.5 million and 1999: $6.2 million). A reconciliation between the reported income tax expense and the amount computed, using a basic Swiss statutory corporate tax rate of 30%, is as follows:

	Year ended December 31		
	2001 %	2000 %	1999 %
Corporate tax rate	**30.0**	30.0	30.0
Tax effect of rates different from 30%	**(12.9)**	(17.3)	(11.4)
Effect of utilizing prior periods' tax losses and profits	**(1.0)**	(0.3)	(1.9)
Effect of current year's losses not yet utilized	**1.7**	1.4	2.7
Effect of adjustments recognized in the period for current tax of prior periods	**(1.7)**	2.1	(3.5)
Other, net	**0.5**	1.4	(0.4)
Effective tax rate	**16.6**	17.3	15.5

The income tax rate in 1999 was exceptionally low due to the successful settlement of various tax audits, affecting in particular the United States affiliates of Serono S.A., which permitted a non-recurring reduction in certain tax provisions during the period.

At December 31, 2001, the company has the following loss carryforward for federal income tax purposes:

	US$000
2002	**892**
2003	**5,093**
2004	**5,529**
2005	**8,021**
2006	**15,083**
2007	**–**
Thereafter	**10,979**
Total	**45,597**

8. Earnings per share

Basic earnings per share is calculated in accordance with IAS 33, "Earnings Per Share", by dividing the net income of the company by the weighted average number of shares in issue during the year (note 22). The increase in the weighted average number of bearer shares in issue during 2001 is the result of the global offering of bearer shares by the company on July 27, 2000, that were in issue for all of 2001; and the exercise of certain stock options granted in 1998, 1999 and 2000 (note 24).

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Net income attributable to bearer shareholders	**229,863**	215,139	129,417
Net income attributable to registered shareholders	**86,858**	85,901	53,879
Total net income	**316,721**	301,040	183,296
Weighted average number of bearer shares in issue	**11,658,108**	11,032,835	10,581,187
Weighted average number of registered shares in issue	**11,013,040**	11,013,040	11,013,040
	US$	US$	US$
Basic earnings per bearer share	**19.72**	19.50	12.23
Basic earnings per registered share	**7.89**	7.80	4.89
Basic earnings per American depositary share	**0.49**	0.49	0.31

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all outstanding stock options granted to employees (note 24) and directors (note 32), which in 2001 were 29,501 bearer shares (2000: 31,054 and 1999: 3,604). For the year ended December 31, 2001, diluted earnings per share for bearer, registered and American depositary shares were $19.68 (2000: $19.46 and 1999: $12.23), $7.87 (2000: $7.78 and 1999: $4.89) and $0.49 (2000: $0.49 and 1999: $0.31), respectively.

9. Cash and cash equivalents and short-term investments

	As of December 31	
	2001 US$000	2000 US$000
Cash in hand and at bank	**36,143**	78,639
Short-term bank deposits	**1,094,948**	144,370
Total cash and cash equivalents	**1,131,091**	223,009
Short-term investments	**344,413**	1,215,476

Included in cash and cash equivalents are $1,094.9 million of deposits (2000: $144.4 million) mainly denominated in US dollars and Swiss francs, which have original maturities of three months or less from the date of acquisition. All funds are placed with banks with high credit ratings (minimum rating A). Short-term investments consist of US dollar denominated deposits with original maturities in *excess of three months from our date of acquisition. All funds are placed with banks with credit ratings (minimum rating A) and no* individual bank has more than 25% of funds placed.

10. Trade accounts receivable

	As of December 31	
	2001 US$000	2000 US$000
Trade accounts receivable, gross	**247,192**	249,502
Provision for doubtful accounts	**(12,702)**	(15,545)
Trade accounts receivable, net	**234,490**	233,957

The company sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. No individual customer accounts for more than 10% of trade accounts receivable at the year-end or of sales during the year. Included in trade accounts receivable, gross, are $4.7 million in receivables, which have been outstanding for more than one year (2000: $15.7 million).

11. Inventories

	As of December 31	
	2001 US$000	2000 US$000
Raw materials	**30,941**	21,191
Work-in-progress	**113,071**	86,698
Finished goods	**52,051**	57,106
Total inventories	**196,063**	164,995

Included in inventory are $17.8 million (2000: $19.8 million) in inventory provisions.

12. Prepaid expenses

	As of December 31	
	2001 US$000	2000 US$000
Prepaid laboratory supplies	**6,360**	1,880
Utilities	**2,799**	3,501
Samples	**2,758**	2,312
Advertising and marketing expenses	**2,598**	1,978
Prepayments to suppliers	**1,889**	1,669
Spare parts	**1,869**	1,636
Construction deposits	**–**	14,595
Other	**3,584**	2,865
Total prepaid expenses	**21,857**	30,436

13. Other current assets

	As of December 31	
	2001 US$000	2000 US$000
VAT receivable	**68,878**	56,996
Accrued royalty revenue	**24,902**	21,331
Accrued interest income	**13,450**	22,302
Advances	**2,465**	2,725
Withholding taxes on dividends	**–**	38,029
Other	**25,260**	25,798
Total other current assets	**134,955**	167,181

14. Property, plant and equipment

	As of December 31						
	Land and buildings US$000	Machinery and equipment US$000	Furniture and fixtures US$000	Leasehold improvements US$000	Construction in progress US$000	**Total 2001 US$000**	Total 2000 US$000
Cost							
As of January 1	334,751	440,489	28,035	48,046	30,098	**881,419**	855,187
Transfers	2,321	18,857	–	7,890	(29,068)	**–**	–
Additions (note 29)	4,848	53,161	2,388	2,286	34,448	**97,131**	67,080
Disposals	(12,951)	(48,212)	(3,213)	(5,566)	–	**(69,942)**	(21,344)
Currency adjustments	(13,470)	(13,590)	(837)	(1,126)	(93)	**(29,116)**	(19,504)
As of December 31	315,499	450,705	26,373	51,530	35,385	**879,492**	881,419
Accumulated depreciation							
As of January 1	83,859	281,354	18,201	35,580	–	**418,994**	394,475
Disposals	(4,656)	(43,185)	(2,744)	(4,635)	–	**(55,220)**	(22,569)
Depreciation (note 29)	13,692	47,071	1,954	4,592	–	**67,309**	56,836
Currency adjustments	(3,415)	(8,118)	(281)	(544)	–	**(12,358)**	(9,748)
As of December 31	89,480	277,122	17,130	34,993	–	**418,725**	418,994
Net book value at December 31	226,019	173,583	9,243	16,537	35,385	**460,767**	462,425

The currency adjustments represent the movements between the balances at the beginning and the end of the year that result from the translation of the foreign subsidiaries' figures at the respective different exchange rates. Assets at an original cost of $97.3 million at December 31, 2001 (2000: $108.5 million), have been pledged as security against long-term debt and certain unused long-term lines of credit. No interest has been capitalized during 2001 or 2000.

During 2001, the company sold a facility in the U.S., which was held for resale that had an original cost of $39.7 million and an accumulated depreciation of $30.9 million, for proceeds of $8.8 million. At December 31, 2001, the company plans to dispose of property, plant and equipment included as assets held, under use, which have an original cost of $19.9 million (2000: $59.4 million) and accumulated depreciation of $11.2 million (2000: $41.0 million). The carrying amounts represent management's best estimate of the value in use. The company has capital commitments totaling $0.9 million (2000: $1.2 million).

15. Intangible assets

	As of December 31			
	Technology rights and patents US$000	Goodwill US$000	**Total 2001 US$000**	Total 2000 US$000
Cost				
As of January 1	195,962	25,346	**221,308**	157,082
Additions	3,041	–	**3,041**	64,353
Disposals	(297)	–	**(297)**	(21)
Currency adjustments	(922)	–	**(922)**	(106)
As of December 31	197,784	25,346	**223,130**	221,308
Accumulated amortization				
As of January 1	82,441	6,162	**88,603**	62,913
Amortization	23,566	1,378	**24,944**	26,400
Disposals	(216)	–	**(216)**	(640)
Currency adjustments	(816)	–	**(816)**	(70)
As of December 31	104,975	7,540	**112,515**	88,603
Net book value as of December 31	92,809	17,806	**110,615**	132,705

The currency adjustments represent the movements between the balances at the beginning and the end of the year that result from the translation of the foreign subsidiaries' figures at the respective different exchange rates.

16. Other long-term assets

	As of December 31				
	Available-for-sale investments US$000	Held-to-maturity investments US$000	Other US$000	**Total 2001 US$000**	Total 2000 US$000
Cost					
As of January 1	51,547	–	24,208	**75,755**	42,397
Additions	30,986	188,853	25,757	**245,596**	34,539
Disposals/losses	(3,708)	–	(1,336)	**(5,044)**	(2,014)
Currency adjustments	(1,534)	–	(620)	**(2,154)**	833
As of December 31	77,291	188,853	48,009	**314,153**	75,755
Accumulated amortization					
As of January 1	–	–	5,163	**5,163**	2,513
Amortization	–	–	6,653	**6,653**	3,030
Disposals	–	–	(43)	**(43)**	–
Revaluation deficit	25,135	–	–	**25,135**	–
Currency adjustments	–	–	(158)	**(158)**	(380)
As of December 31	25,135	–	11,615	**36,750**	5,163
Net book value as of December 31	52,156	188,853	36,394	**277,403**	70,592

The currency adjustments represent the movements between the balances at the beginning and the end of the year that result from the translation of the foreign subsidiaries' figures at the respective different exchange rates.

The majority of available-for-sale investments are marketable equity securities that are traded in active markets and are fair valued at each balance sheet date. For these investments, fair value is determined by reference to Stock Exchange quoted bid prices. Prior to the adoption of IAS 39, the company had recorded its available-for-sale investments at their original cost. As a result of the adoption of IAS 39, the carrying amount of available-for-sale investments has been reduced by $25.1 million representing the fair value losses on investments and has been included within shareholders' equity, until the investment is sold, or until there is objective evidence suggesting the investment is impaired, at which time the cumulative loss previously recognized in shareholders' equity will be included in net income for the period.

The remaining available-for-sale investments do not have a quoted market price in an active market, and management possesses insufficient information to permit a reliable estimation of fair value. They are therefore recorded at cost and are subject to review for impairment.

All available-for-sale investments are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date.

Held-to-maturity investments include corporate debt securities with effective interest rates ranging from 3.2% to 4.8%, which mature between 15 months and 3 years.

17. Bank advances

The weighted average interest rates on short-term borrowings at December 31, 2001 and 2000, were 4.24% and 5.1%, respectively. There are no formal or informal compensating balances.

18. Other current liabilities

	As of December 31	
	2001 US$000	2000 US$000
Payroll related	**59,680**	50,656
Accrued accounts payable	**39,768**	31,611
Rebates and promotional expenses	**28,108**	22,070
Short-term provisions	**19,730**	21,538
Royalties	**16,621**	15,742
Taxes other than income	**12,488**	9,456
Employee share purchase plan	**11,886**	–
Amount due for available-for-sale investments	**10,492**	–
Accrued research and development	**9,107**	13,986
Construction expenses	**6,500**	8,602
Professional fees and services	**5,700**	4,865
Deferred income	**2,291**	2,279
Interest	**1,314**	3,105
Other	**22,472**	19,042
Total other current liabilities	**246,157**	202,952

19. Borrowings

		Amount as of December 31				
Type	Currency	**2001 US$000**	2000 US$000	**2001 Interest rate %**	2000 Interest rate %	Due date
Mortgage note	CHF	**17,983**	26,077	**3.50**	3.50	2004
Mortgage note	US$	–	20,000	–	4.28	2001
Mortgage note	CHF	**15,119**	16,912	**3.91**	3.91	2013
Mortgage note	JPY	**1,394**	1,857	**3.50**	3.50	2008
Mortgage note	EUR	**144**	778	**5.38**	5.80	2003
Total		**34,640**	65,624			
Senior bank note	US$	–	35,714	–	9.66	2001
Unsecured bank loan	CHF	**11,989**	18,627	**LIBOR + 0.80**	LIBOR + 0.80	2003
Unsecured bank loan	EUR	**2,731**	2,968	**1.60**	1.60	2006
Unsecured bank loan	EUR	**1,524**	2,313	**1.55**	1.55	2003
Unsecured bank loan	CHF	**1,498**	2,173	**4.69**	4.69	2004
Miscellaneous debt (individual items less than US$2.0 million)		**3,440**	4,983			
Total		**21,182**	66,778			
Capital lease obligations		**462**	725			
Total debt, long-term and current portion		**56,284**	133,127			
Less current portion		**18,959**	76,501			
Total long-term debt		**37,325**	56,626			

The London Interbank Offered Rate (LIBOR) for CHF as of December 31, 2001, was 1.94% (2000: 3.61%). The LIBOR for US$ as of December 31, 2001, was 2.40% (2000: 6.52%).

The fair value of the total long-term debt is $37.4 million (2000: $56.4 million) and approximates the nominal value.

Maturities of long-term debt for the five years succeeding December 31, 2001, are as follows: 2002 – $19.0 million; 2003 – $16.8 million; 2004 – $6.0 million; 2005 – $2.2 million; 2006 – $2.2 million; 2007 – $1.5 million; 2008 and thereafter $8.6 million.

The long-term debt includes secured liabilities totaling $26.1 million (2000: $36.3 million). The long-term debt is secured by certain land and buildings of the company (note 14).

Unused lines of credit for short-term financing are $94.1 million (2000: $166.0 million).

19. Borrowings (continued)

As part of the short-term financing, the company has $192.1 million (2000: $192.8 million) available under revolving multicurrency operating facilities, of which $109.7 million (2000: $108.6 million) was unused at December 31, 2001. During 2001, the company paid commitment fees for bank advances in the range of 0.06% to 0.13% (2000: 0.06% to 0.13%) on the total credit facilities available.

Capital leases

Future minimum lease payments under capital leases are as follows:

	US$000
2002	**216**
2003	**126**
2004	**78**
2005	**78**
2006	**62**
Thereafter	**9**
Total minimum lease payments	**569**
Less amount representing interest	**107**
Present value of net minimum lease payments	**462**

20. Other long-term liabilities

	As of December 31	
	2001 US$000	2000 US$000
Long-term provisions	**124,947**	98,025
Pension obligations (note 28)	**40,951**	39,595
Marketing rights	**34,836**	35,980
Staff leaving indemnities	**11,465**	11,027
Deferred income	**2,357**	2,686
Other	**2,874**	3,706
Total other long-term liabilities	**217,430**	191,019

The liability for staff leaving indemnities represents amounts payable to employees upon their termination of employment under provisions of the Italian and Israeli civil codes and collective labor contracts.

An additional provision of $26.9 million (2000: $27.2 million) was recognized at year-end for fiscal and legal claims. The senior management of the company considers that disclosure of further details of these claims would seriously prejudice the company's negotiating position and accordingly further information on the nature of the obligations has not been provided. There were no provisions released during 2001 or 2000.

21. Deferred income taxes

The significant types of temporary differences giving rise to the deferred tax assets and the deferred tax liabilities are as follows:

	2001 Deferred tax assets US$000	**2001 Deferred tax liabilities US$000**	2000 Deferred tax assets US$000	2000 Deferred tax liabilities US$000
Tax losses carried forward	**3,996**	**–**	2,320	–
Various R&D tax credits carried forward	**31,508**	**–**	22,248	–
Difference between tax value and book value of long-term assets	**11,621**	**3,341**	16,784	2,668
Difference between tax value and book value of inventories	**41,096**	**9,950**	33,547	6,763
Other temporary differences, net	**18,894**	**(4,288)**	19,102	1,025
Total deferred income taxes	**107,115**	**9,003**	94,001	10,456

Negative liability positions reflect the impact of the tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against the tax assets and liabilities in other tax jurisdictions for aggregate presentation.

Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences. At December 31, 2001, tax losses available for carry-forward, which have not been recognized due to uncertainty of their recoverability, amount to $28.8 million (2000: $15.0 million), all of which will expire before December 31, 2006.

22. Share capital

Class of shares	Number of shares	Nominal value	CHF 000	US$000
At December 31, 2001				
Issued and fully paid share capital				
Registered	**11,013,040**	**CHF10**	**110,130**	**68,785**
Bearer	**11,655,481**	**CHF25**	**291,387**	**184,170**
Total			**401,517**	**252,955**
Authorized share capital – bearer	**329,330**	**CHF25**	**8,233**	**4,935**
Conditional share capital – bearer	**549,636**	**CHF25**	**13,741**	**8,237**
At December 31, 2000				
Issued and fully paid share capital				
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,657,535	CHF25	291,438	184,207
Total			401,568	252,992
Authorized share capital – bearer	329,330	CHF25	8,233	5,112
Conditional share capital – bearer	554,119	CHF25	13,853	8,601

The authorized share capital may be used by Serono S.A. or its affiliates to finance R&D projects, acquire interests in other companies or to offer stock to high-level scientists and/or researchers. Of the conditional share capital, 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds, which may be used for general corporate purposes and to finance R&D projects, and 410,000 bearer shares are reserved for the stock option plan (note 24), of which 397,636 remain at December 31, 2001, following the exercise of 12,364 options since the increase in conditional capital.

Both the authorized and conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance.

During 2001, a group company repurchased 7,737 Serono bearer shares (2000: 5,168 bearer shares) for a total consideration of CHF9.0 million or $5.6 million (2000: CHF7.7 million or $4.8 million). The treasury shares were purchased from the open market and will provide the company with shares for general corporate purposes, such as stock to be issued under an employee share purchase plan. These treasury shares are carried at cost. There were 11,705 treasury shares at December 31, 2001, following the granting of 1,200 shares to employees during the year. Compensation expense in the amount of CHF1.7 million or $1.0 million was recorded during year, which was determined by the number of shares granted multiplied by the applicable share price on the date of grant.

23. Distribution of earnings

On May 16, 2000, the shareholders approved a 100% stock dividend followed by a two-for-one stock split that was distributed on May 26, 2000, to shareholders of record on that date. The share dividend was a taxable event for Swiss withholding tax purposes because it was considered to be a distribution of retained earnings. The company was obliged to pay withholding tax at 35% to the Swiss federal tax authorities as a result of the share dividend. Normally a company has the option either to invoice the shareholders for the withholding tax, or to pay the tax themselves, in which case, both the share dividend and the withholding tax paid by the company represent a taxable distribution. However, since the holders of the company's bearer shares are unknown to the company, the company is unable to invoice the withholding tax and therefore effectively has no option other than to pay the tax itself. The share dividend was accounted for as a transfer between retained earnings. The withholding tax payment was treated as a cash dividend and recognized as a reduction of retained earnings. This accounting is the same under US GAAP.

At the Annual Shareholders' Meeting on May 22, 2002, the Board of Directors will propose a cash dividend in respect of 2001 of CHF2.50 gross (2000: CHF2.40) per registered share, CHF6.25 gross (2000: CHF6.00) per bearer share or CHF0.16 per American depositary share, amounting to a total of CHF100.5 million (2000: CHF96.4 million). These financial statements do not reflect the proposed dividends, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2002.

In accordance with Swiss law, $50.6 million (2000: $50.6 million) out of the share premium balance is non-distributable as at December 31, 2001. Distribution of retained earnings on a consolidated basis is subject to local restrictions applicable for all companies within the group. At December 31, 2001, non-distributable retained earnings were $454.0 million (2000: $303.9 million).

24. Stock option plan

In 1997, the shareholders of Serono S.A. approved the creation of conditional capital with a maximum par value of CHF2.0 million by issuing 80,000 bearer shares, having a par value of CHF25 each, for use in a stock option plan for senior management members of Serono S.A. and its affiliates. During 2001, an additional 410,000 shares were authorized for the plan.

Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted on April 1 of a given plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is determined as the average market price of a Serono S.A. bearer share during the 20 business days preceding the first day of a given cycle.

Movements in the number of stock options outstanding are as follows:

	Available for grant	Options outstanding	2001 Weighted average exercise price CHF	Available for grant	Options outstanding	2000 Weighted average exercise price CHF
As of January 1	**607**	**68,500**	**1,006**	28,764	51,080	546
Canceled	**6,910**	**(6,910)**	**1,150**	4,519	(4,519)	624
Authorized during the year	**410,000**	**–**	**–**	–	–	–
Granted	**(77,334)**	**77,334**	**1,346**	(32,676)	32,676	1,521
Exercised	**–**	**(4,483)**	**706**	–	(10,737)	546
As of December 31	**340,183**	**134,441**	**1,204**	607	68,500	1,006

The market price of a Serono bearer share on April 1, 2001, the date of grant for the fourth cycle of the stock option plan, was slightly greater than the exercise price resulting in a total compensation charge of CHF2.3 million (2000: CHF1.3 million). This compensation charge will be expensed over four years, the vesting period of the stock options. The options outstanding at December 31, 2001, have been taken into consideration for the calculation of diluted earnings per share (note 8).

During 2001, 77,334 options (2000: 32,676 options) were granted to a total of 532 employees (2000: 302 employees), at a predetermined exercise price of CHF1,346 (2000: CHF1,521). There were 4,483 options (2000: 10,737 options) exercised during the year yielding proceeds of CHF3.2 million or $1.8 million (2000: CHF5.9 million or $3.5 million).

The table below summarizes options outstanding and exercisable at December 31, 2001:

Exercise price	Number outstanding	Remaining contractual life (years)	Number exercisable
CHF546	11,826	6.25	7,666
CHF546	18,292	7.25	7,682
CHF1,521	28,709	8.25	7,302
CHF1,346	75,614	9.25	–
Total	**134,441**		**22,650**

25. Employee share purchase plan

During the year, the company introduced a Share Purchase Plan ("the Plan") covering substantially all of its employees. The Plan is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. The compensation cost related to the Plan recorded during the year was $1.8 million.

Purchases under the Plan are subject to certain restrictions and may not exceed 15% of the employee's annual salary. As of December 31, 2001, a total of $10.0 million in contributions were held by the company to be used to purchase bearer and American depositary shares on behalf of employees.

Shares purchased under the Plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. As participants of the Plan are not entitled to receive matching shares until one year after the initial purchase of the underlying shares within the Plan, the compensation cost for the matching share has not been included in determining income for 2001.

26. Collaborative agreements

In April, 2001, the company entered into a collaborative assay development and screening agreement with Evotec OAI AG ("Evotec") to detect direct or indirect interaction of target compounds. Under the terms of the agreement, Evotec will develop a biological assay and will perform screening and profiling services with certain technologies. Serono has made an undisclosed initial payment and will make certain future milestone payments to Evotec.

On July 11, 2001, the company entered into a collaborative research agreement with Inpharmatica Limited, focusing on the discovery of novel protein therapeutics. The collaboration highlights the growing importance of protein structures in understanding the function of proteins coded by the human genome. Serono paid an initial fee upon signature of the agreement and will be required to pay certain milestone payments and eventual royalties. All payments will be charged to research and development expense.

On August 30, 2001, Serono entered into an exclusive co-development and commercialization agreement with ZymoGenetics, focusing on two pre-clinical product candidates derived from ZymoGenetics' discovery research. The companies intend to focus their activities on the development of one or more products based on the TACI and BMCA receptors for the treatment of autoimmune diseases where there is an over-production of autoantibodies. Serono paid an initial fee upon signature of the agreement, and will make certain milestone payments. All payments will be charged to research and development expense. See also note 32.

On December 20, 2001, the company announced that it had entered into a multi-year subscription agreement with The Celera Genomics Group ("Celera"). Under the terms of the agreement, Serono has the right to access and use Celera's proprietary genomic databases for the purpose of conducting research and development and for the development and commercialization of products. The financial terms of the agreement are undisclosed. Milestone payments will be charged to research and development expense.

On July 13, 2000, the company announced that it had signed a license agreement with Centocor, Inc. ("Centocor"), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Centocor has been granted the license as part of a settlement of litigation filed by Serono against Centocor in the District Court of The Hague, The Netherlands. Under the terms of the agreement, Centocor made undisclosed cash payments to Serono, which were recorded as license income within royalty and license income. The amounts received under the agreement are not material to the company's results of operations.

On July 13, 2000, the company announced that they had signed a license agreement with Knoll AG ("Knoll"), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Under the terms of the agreement, Knoll paid an undisclosed license fee, milestone payments and royalties on the sale of products covered by the patents. All receipts were recorded by Serono within royalty and license income. The amounts received under the agreement are not material to the company's results of operations.

On October 17, 2000, the company signed an exclusive agreement with British Biotech plc ("British Biotech") to jointly research, develop and commercialize metalloenzyme inhibitors (MEIs) for the treatment of serious inflammatory diseases. The companies will share the costs of research equally. Costs of product development will be borne by Serono, but British Biotech has the right to fund half of such costs for an improved return on sales and, in certain circumstances, may co-promote products with Serono. Under the terms of the agreement, Serono paid an initial fee of $5.0 million and will make a series of undisclosed milestone payments and eventual royalties on any commercialized products. The initial fee was capitalized as an intangible asset and full amortization was charged immediately.

On December 12, 2000, the company signed a research agreement with Vertex Pharmaceuticals Incorporated ("Vertex") to discover, develop, and market caspase inhibitors. Caspase inhibitors are a class of compounds with the potential to treat serious neurological and inflammatory diseases, and have the potential to prevent cell and tissue damage common to a range of diseases. Under the terms of the agreement, Serono will pay Vertex $5.0 million for prior research, and could also pay up to $20 million in research funding over the next five years. Vertex could also receive milestone payments for the successful development and commercialization of one or more drug candidates. The two companies will share development costs. The initial payment was recorded in research and development expense.

In February 1999, the company signed an exclusive, worldwide research and development agreement with PowderJect Pharmaceuticals plc ("PowderJect"), to develop five Serono therapeutic proteins and peptides for delivery via the PowderJect® System, PowderJect's proprietary, needle-free, dry-powder injection system. Under the terms of the agreement, Serono made a preliminary payment of $11.1 million to PowderJect to cover up-front fees, option fees and a 1.4% equity investment in PowderJect. Following completion of certain initial research activities, Serono will support the cost of future development and clinical trials, and will pay PowderJect additional license fees and development milestone payments. In May 2000, Serono signed a development and license agreement with PowderJect with respect to a therapeutic protein covered by the original agreement and made a $1.6 million payment to PowderJect, which was capitalized as an intangible asset and full amortization charged immediately. The available-for-sale investment in PowderJect is carried at fair value as described in note 16. Research and development fees paid to PowderJect are expensed immediately to research and development expense.

On May 17, 1999, the company signed a research and development agreement with Axonyx Inc. ("Axonyx"). The agreement centers on technology developed by Axonyx, which may have potential in the treatment of neuro-degenerative diseases associated with accumulations of abnormal forms of proteins in the brain. In connection with the agreement, Dr. Claudio Soto, former New York University School of Medicine researcher, has joined the Serono Pharmaceutical Research Institute ("SPRI") to direct further development of the technology, which he originally identified under the sponsorship of Axonyx. Serono has made an initial payment of $0.25 million and will bear the direct and indirect costs of the development work at SPRI. In return, Serono received the exclusive right to license any drug candidates that emerge from this program. In August 2000, Serono exercised this right and signed a license agreement with Axonyx, which could involve payments by Serono to Axonyx of up to $22.5 million in initial and milestone payments, plus royalties on sales of drugs resulting from the development project. The initial payment was capitalized as an intangible asset and full amortization was charged immediately.

26. Collaborative agreements (continued)

On June 30, 1999, the company signed a research agreement with Novalon Pharmaceutical Corporation ("Novalon"). Under the terms of the agreement, Novalon will develop screening assays for Serono based on Novalon's proprietary BioKey™ technology. Serono will pay Novalon undisclosed research payments for the development of assays for targets identified by Serono and will make royalty payments to Novalon on sales of drugs identified during the collaboration. As part of the agreement, Serono has conveyed to Novalon a sole, worldwide license to certain patent applications covering the design, synthesis, and encoding of peptides, peptoids, and other chemical compounds, the financial terms of which, pursuant to a confidentiality agreement, are undisclosed. Research payments to Novalon are expensed directly to research and development.

On July 2, 1999, the company signed an agreement to acquire exclusive marketing rights for Crinone®, a progesterone vaginal gel for use in the treatment of infertile women and for other conditions associated with progesterone deficiency, from Wyeth-Ayerst Pharmaceuticals ("Wyeth"), a division of American Home Products Corporation. Crinone® was developed and is manufactured by Columbia Laboratories, who, as a result of this transaction, now supplies Crinone® exclusively to Serono worldwide. Under the terms of the agreement, Serono made a one-time cash payment of $68.0 million to Wyeth and will pay royalties to Wyeth on sales of Crinone®, should sales exceed a predetermined level. The one-time cash payment was capitalized as an intangible asset in accordance with company policy and IAS 38 "Intangible Assets", and is being amortized over 10 years, which is the estimated future period in which sales are expected to continue.

On July 9, 1999, the company signed an agreement by which it purchased an equity stake equal to 10.2% in Vitrolife AB ("Vitrolife"), a leading company in the development, production and marketing of pharmaceutical grade media for the in-vitro preparation, culturing and preservation of human tissues. Pursuant to a confidentiality clause in the agreement, specific financial terms have not been disclosed. The investment in Vitrolife is being carried in the balance sheet at fair value. The company has no other funding commitments in connection with this investment.

On December 21, 1999, the company signed an exclusive license agreement in the United States and Canada with Bioject Inc. ("Bioject"), a leading developer and manufacturer of jet injection systems for needle-free drug delivery. The agreement centers on the delivery of Serono's recombinant human growth hormone, Saizen®, with a customized version of Bioject's needle-free delivery system. Under the terms of this agreement, Serono paid an undisclosed license fee to Bioject which was capitalized as an intangible asset and is being amortized over three years. Bioject and Serono have jointly developed the cool.click™ device, a customized version of Bioject's needle-free injection system, which was approved by the US Food and Drug Administration in June 2000 and was launched during the third quarter of 2000.

In October 2000, the two companies announced that the licensing agreement for the use of Bioject's Vitajet™3 needle-free injection system had been expanded to cover exclusive worldwide usage for all current and future growth hormone products and indications. These include both Saizen® and Serostim®, a high-dose formulation of growth hormone, which is currently marketed for the treatment of AIDS wasting. Serono also obtained the right to option all new technologies developed by Bioject for the delivery of growth hormone. In connection with this extension of the agreement, the company paid an undisclosed licensing fee to Bioject and will pay additional fees in conjunction with the approval and rollout of the system worldwide. The original licensing fee was capitalized as an intangible asset on collaborative agreements and is being amortized over three years. The additional fees are expensed as incurred.

On December 22, 1999, the company signed an exclusive agreement with AMRAD Operations Pty. Ltd. ("AMRAD"), an Australian-based pharmaceutical research and development company, with a view to developing a novel treatment for infertility. Under the terms of the agreement, AMRAD has licensed to Serono certain patent rights and technology pertaining to recombinant LIF (Leukemia Inhibitory Factor). Serono is conducting phase I clinical trials of rhFIF in the field of reproductive health and is being supplied by AMRAD with pharmaceutical grade rhLIF. Upon signing the agreement, Serono made an undisclosed payment to AMRAD. This payment was capitalized as an intangible asset and full amortization was charged immediately. Upon exercising its option to license rights to products developed under the agreement, Serono may be obligated to make total payments up to $15.0 million upon the achievement of certain development milestones. These payments will be accounted for in accordance with note 1.9 on collaborative agreements. Serono will also pay royalties to AMRAD based on eventual sales of rhLIF pharmaceutical products.

On December 23, 1999, the company signed a development and license agreement with Alkermes Controlled Therapeutics Inc. ("Alkermes") to develop a ProLease® sustained release formulation of one of Serono's therapeutic proteins. In exchange for exclusive worldwide rights to products resulting from this collaboration, Serono will provide Alkermes with development funding as well as milestone payments of up to $25 million over the next few years and will pay Alkermes a royalty based on sales of ProLease® products. Alkermes is expected to manufacture the ProLease® formulations of products commercialized under the agreement and Serono will be responsible for conducting clinical trials, securing regulatory approvals and marketing products on a worldwide basis. Serono has completed phase 1 trials of its microencapsulated r-FSH. Development funding is expensed directly to research and development expense and milestone payments will be accounted for in accordance with note 1.9 on collaborative agreements.

Upfront fees related to collaborative agreements totaled $9.2 million in 2001, $5.0 million in 2000, and $74.6 million in 1999. Under the same agreements, milestone payments totaled $4.4 million, $11.9 million, and $2.0 million and research and development payments totaled $24.7 million, $16.0 million and $6.3 million, in 2001, 2000 and 1999, respectively. The amortization charges in respect of the amounts capitalized under these agreements totaled $8.2 million, $14.8 million and $6.3 million in 2001, 2000 and 1999, respectively.

27. Commitments and contingencies

Leasing commitments

Capitalized lease transactions are included in property, plant and equipment at a cost value of $1.9 million (2000: $2.1 million). The remaining obligations under these leases, which amount to $0.6 million (2000: $0.8 million), have been included in long-term debt. Payments made during 2001 on operating leases amounted to $20.9 million (2000: $18.9 million). Future minimum payments under non-cancelable operating leases, which total $129.3 million (2000: $131.7 million), are as follows:

	US$000
2002	**21,325**
2003	**17,375**
2004	**15,361**
2005	**12,963**
2006	**10,710**
2007 and thereafter	**51,570**

Manufacturing and facilities agreement

Under the terms of a manufacturing and facilities agreement with Bristol-Myers Squibb in Puerto Rico, the company has annual commitments to pay rent of $1.2 million (included within leasing commitments above) and support fees of $1.2 million, through June 2005. These amounts have been adjusted according to the Consumer Price Index for Urban Wage Earners, United States as per the agreement. This adjustment is immaterial.

Contingencies

As part of the normal activities of the business, the company is subject to certain litigation in various countries around the world. In the opinion of management and general counsel of the company, none of the outstanding litigation will have a significant adverse effect on the company's financial position.

28. Retirement benefit plans

Substantially all employees are covered by defined benefit, insured or state pension plans. Pension costs in 2001 amounted to $12.8 million (2000: $12.8 million and 1999: $17.6 million), excluding company contributions to state or statutory pension plans. Included in pension cost is the amount of $2.3 million (2000: $2.1 million and 1999: $1.9 million), which represents contributions to defined contribution plans. The company funds these plans in amounts consistent with the local funding requirements, laws and regulations. The costs of the defined benefit retirement plans are based upon actuarial valuations of the plans made during 2001.

The amounts recognized in the balance sheet are as follows:

	As of December 31	
	2001 US$000	2000 US$000
Present value of funded obligations	**139,039**	122,081
Fair value of plan assets	**87,575**	88,356
	51,464	33,725
Unrecognized actuarial (losses)/gains	**(10,513)**	5,870
Liability in the balance sheet	**40,951**	39,595

The amounts recognized in the income statement are as follows:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Current service cost	**10,902**	11,117	15,218
Interest cost	**4,810**	4,367	4,162
Expected return on plan assets	**(5,226)**	(4,831)	(3,686)
Total (included in personnel costs, note 30)	**10,486**	10,653	15,694

The actual loss on plan assets was $11.6 million (2000: return of $5.8 million).

28. Retirement benefit plans (continued)

The movements in the liabilities recognized in the balance sheet are as follows:

	As of December 31	
	2001 US$000	2000 US$000
As of January 1	**39,595**	42,945
Exchange differences	**80**	(7,237)
Total expense as above	**10,486**	10,653
Contributions paid	**(9,210)**	(6,766)
At December 31	**40,951**	39,595

The principal weighted average actuarial assumptions used for accounting purposes were:

	2001	2000
Discount rate	**4.27%**	4.06%
Expected return on plan assets	**6.14%**	6.14%
Future salary increase	**3.12%**	3.10%
Future pension increases	**0.90%**	0.91%

29. Segment information

Primary reporting format – geographic segment

		Year ended December 31, 2001				
	Notes	**Europe US$000**	**North America US$000**	**Latin America US$000**	**Other US$000**	**Group US$000**
Product sales		**542,246**	**390,563**	**130,889**	**185,707**	**1,249,405**
Royalty and license income		**74,759**	**–**	**–**	**52,306**	**127,065**
Total revenues		**617,005**	**390,563**	**130,889**	**238,013**	**1,376,470**
Allocable operating income		**338,486**	**247,265**	**50,513**	**96,101**	**732,365**
Corporate R&D expenses						**(282,914)**
Unallocated expenses						**(111,799)**
Operating income						**337,652**
Segment assets		**1,080,711**	**165,401**	**95,407**	**1,677,250**	**3,018,769**
Segment liabilities		**482,396**	**57,793**	**53,729**	**103,247**	**697,165**
Unallocated liabilities						**102,103**
Total liabilities						**799,268**
Capital expenditures	14	**62,916**	**24,819**	**1,590**	**7,806**	**97,131**
Depreciation	14	**52,433**	**3,439**	**5,656**	**5,781**	**67,309**
Amortization	15,16	**26,504**	**79**	**202**	**4,812**	**31,597**

29. Segment information (continued)

	Notes	Europe US$000	North America US$000	Latin America US$000	Other US$000	Group US$000
		Year ended December 31, 2000				
Product sales		460,086	404,854	113,582	168,476	1,146,998
Royalty and license income		45,280	–	–	47,376	92,656
Total revenues		505,366	404,854	113,582	215,852	1,239,654
Allocable operating income		233,254	279,809	37,317	73,720	624,100
Corporate R&D expenses						(216,561)
Unallocated expenses						(85,807)
Operating income						321,732
Segment assets		1,072,610	204,101	79,461	1,438,605	2,794,777
Segment liabilities		449,081	102,560	43,604	109,849	705,094
Unallocated liabilities						82,527
Total liabilities						787,621
Capital expenditures	14	55,989	3,376	2,021	5,694	67,080
Depreciation	14	42,547	6,082	2,546	5,661	56,836
Amortization	15, 16	22,901	113	162	6,254	29,430

	Europe US$000	North America US$000	Latin America US$000	Other US$000	Group US$000
	Year ended December 31, 1999				
Product sales	453,036	350,355	100,535	150,218	1,054,144
Royalty and license income	46,637	–	–	31,763	78,400
Total revenues	499,673	350,355	100,535	181,981	1,132,544
Allocable operating income	181,335	205,191	32,583	53,523	472,632
Corporate R&D expenses					(175,587)
Unallocated expenses					(75,343)
Operating income					221,702
Segment assets	948,388	152,262	65,736	424,912	1,591,298
Segment liabilities	453,766	122,269	41,951	92,680	710,666
Unallocated liabilities					53,273
Total liabilities					763,939
Capital expenditures	52,987	3,665	2,018	7,750	66,420
Depreciation	42,764	5,167	1,614	8,474	58,019
Amortization	9,604	2,513	202	1,622	13,941

Geographic area data for 1999 has been restated to reflect the internal reporting structure of 2000 and onward.

Unallocated expenses represent corporate expenses.

Product sales are based on the country in which the customer is located, while royalty and license income is based on the country that receives the royalty. Segment assets and capital expenditures are shown by the geographical area in which the assets are located. There are no sales or other transactions between the business segments. Segment assets consist primarily of cash, receivables, inventories, prepayments, property, plant and equipment and intangible and other assets, and exclude investments. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditures comprise additions to property, plant and equipment and capitalized interest.

Secondary reporting format – business segment

Business segment information is not provided as the company operates in one business, namely the pharmaceutical industry. Within the pharmaceutical business, the company operates two divisions: Pharmaceutical and Bioscience, of which the Pharmaceutical division comprises over 95% of sales and shareholders' equity of the company.

30. Personnel costs

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Salaries and wages	**244,256**	222,602	247,536
Social benefits and other	**112,944**	92,639	82,696
Total personnel costs	**357,200**	315,241	330,232

At December 31, 2001, there were 4,501 employees (2000: 4,268 employees and 1999: 3,965) within the company.

31. Principal shareholder

At December 31, 2001, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 51.70% of the capital and 60.95% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.05% of the capital and 9.81% of the voting rights of Serono S.A.

32. Related parties

Transactions with related parties

In 2001, we continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that we have used to expand our headquarters facilities. The lease provides for a market rate rent of approximately $800,000 per year. In addition, the Serono group has sub-rented a portion of the same building mentioned above to a company, which is controlled by Ernesto Bertarelli. The lease payments to Serono 2001, in line with market conditions, amounted to approximately CHF350,000 or $209,000.

In the course of 2001, the Serono group purchased from a company, which is controlled by Ernesto Bertarelli, 398,502 series B convertible preferred shares issued by ZymoGenetics, Inc., a US company active in the biotechnology industry, which at the time of purchase was unlisted. Upon completion of the investment, such shares represented approximately 4% of the outstanding share capital of the company. As a result of the transaction, Ernesto Bertarelli does not own either directory or indirectly any interests in ZymoGenetics. The transaction was carried out at book value. The Board of Directors of Serono S.A. approved the transaction, also on the basis of a "fairness opinion" released by a well-known investment bank and with the abstention of Ernesto Bertarelli.

In the course of 1999, the company granted a loan of CHF 325,600 (approximately $195,000) to a member of the Executive Committee. The interest rate of the loan is calculated on the basis of LIBOR and is updated on a yearly basis. 50% of the loan is reimbursed via monthly installments over a period ending May 2010, and as of December 31, 2001, the outstanding amount of this portion of the loan was equivalent to CHF 129,738 (approximately $83,000). The residual 50% of the loan, i.e. CHF 162,800 (approximately $97,500), will be reimbursed in May 2010.

The company continues to hold an equity investment in Cansera International Inc. ("Cansera"), a Canadian company specializing in the supply of Fetal Bovine Serum. Purchases from Cansera are carried out on commercial terms and conditions and at market prices. Total company purchases from Cansera for the year-ended December 31, 2001, were $1.7 million (2000: $1.4 million). As at December 31, 2001 and 2000, there was no amount payable to Cansera.

Remuneration of the Board of Directors and the Executive Committee

Details of the members of the Board of Directors and the Executive Committee are provided elsewhere in this annual report. In 2001, the combined remuneration of the members of the Board of Directors and the Executive Committee was $7.0 million (2000: $5.3 million).

Stock options granted to the Board of Directors and the Executive Committee

As part of the stock option plan described in note 24, 8,400 (2000: 3,200) stock options were granted to the members of the Board of Directors and the Executive Committee during the year. The stock options were granted on the same terms and conditions as those offered to other employees of the company. The outstanding number of stock options granted to the members of the Board of Directors and the Executive Committee at the end of the year was 17,310 (2000: 8,360).

There were no options granted to non-executive members of the Board of Directors during the year (2000: 3,200). The exercise price of stock options granted to members of the Board of Directors is determined as the market price of the Serono S.A. bearer shares at the date of the grant. Directors' options granted prior to 1998 have an exercise price of CHF523. Directors' options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years in the case of one director) from the date of the grant. After the options become exercisable, directors may generally exercise their options for a period of five years. As at December 31, 2001, 10,920 (2000: 10,920) directors' options were outstanding and 6,440 (2000: 4,520) directors' options were vested. There were 1,320 options that were exercisable as at December 31, 2001 (2000: nil).

33. Derivative financial instruments

The company uses derivative financial instruments to hedge its exposure to currency risk on transactions conducted by the company. In general the company's policy is to enter into forward foreign exchange contracts and currency options to cover the currency risk over existing assets, liabilities, and other contractually agreed transactions, as well as a portion of the currency risk over anticipated transactions over the following six months in accordance with accounting policy 1.5.

The nominal values and fair values of such instruments, if all the instruments were closed out at the year-end, are as follows:

	Nominal value 2001 US$000	Positive fair values 2001 US$000	Negative fair values 2001 US$000
Forward rate agreements	**825,000**	**636**	**(23)**
Currency options	**450,844**	**5,986**	**(480)**
Forward foreign exchange contracts	**134,727**	**575**	**(645)**
Interest rate swaps	**33,102**	**–**	**(287)**

	Nominal value 2000 US$000	Positive fair values 2000 US$000	Negative fair values 2000 US$000
Forward foreign exchange contracts	212,503	4,608	(5,749)
Currency options	184,829	1,974	(721)
Interest rate swaps	56,044	340	–

The nominal value represents the total gross amount outstanding. The fair value represents the market value if the instruments were closed out at the year-end, based on available market prices, and is the same as the carrying value in the company's balance sheet.

The financial instruments used above are contracted with banks, which in most cases have credit ratings of A or better, and have a maximum maturity of eight months. The company has no significant concentration of credit risk. These instruments are managed by the company's treasury department, which operates within defined counterparty, product and currency limits set by senior management and approved by the Board of Directors.

The company is exposed to market risk from changes in interest rates, which cause variations in interest income and expenses on interest-bearing assets and liabilities. The company has a program to hedge changes in interest rates designed to protect cash flows from potentially adverse effects of interest rate fluctuations within a 12 month horizon. The interest rate risks and related hedging program are managed centrally by the company's treasury department, using forward rate agreements and interest rate swaps.

The total notional principal amount of the outstanding forward rate agreements and interest rate swap contracts at December 31, 2001, was $858.1 million (2000: $56.0 million), of which $825.0 million matures within one year after year end, and the remaining amount, $33.1 million, matures in April 2004.

34. Principal operating companies

Company	Currency	Capital	Ownership	Location	
	As of December 31, 2001				
Serono International S.A.	CHF	5,500,000	100%	Switzerland(1)	†#
Serono Pharma Schweiz Zweigniederlassung von Serono International S.A.	CHF	–	100%	Switzerland	‡
Ares Trading S.A	CHF	500,000	100%	Switzerland	§
Laboratoires Serono S.A.	CHF	11,009,000	100%	Switzerland	*†‡
Laboratoires Serono S.A., succursale de Corsier-sur-Vevey	CHF	–	100%	Switzerland(2)	*†
Serono Argentina S.A.	ARS	1,100,000	100%	Argentina	‡
Laboratorios Filaxis S.A.	ARS	1,200,000	100%	Argentina	*‡
Serono Australia Pty Ltd	AUD	60,000	100%	Australia	‡
Serono Austria GmbH	EUR	108,065	100%	Austria	‡
Serono Benelux BV, Belgian Branch	EUR	–	100%	Belgium	‡
Serono Produtos Farmaceuticos Ltda	BRL	3,386,546	100%	Brazil	‡
Serono Canada, Inc.	CAD	2,120,000	100%	Canada	‡
Serono de Colombia S.A.	COP	52,200,000	100%	Colombia	‡
Serono Pharma Services, s.r.o.	CZK	1,400,000	100%	Czech Republic	‡
Laboratoires Serono France S.A.	EUR	1,050,000	100%	France	‡
Sorebio S.à r.l.	EUR	1,381,500	100%	France	*
Serono Pharma GmbH	EUR	512,000	100%	Germany	‡
Serono Hellas A.E.	EUR	205,100	100%	Greece	‡
Serono Hong Kong Ltd	HKD	1,000,020	100%	Hong Kong	‡
ASI Pharma Ltd	ILS	7,000	100%	Israel	‡
InterPharm Laboratories Ltd	ILS	6,242	100%	Israel	*†
Inter-Lab Ltd	ILS	61,478	100%	Israel	*†
InterPharm Industries (1991) Ltd	ILS	4,110	100%	Israel	*†
Industria Farmaceutica Serono S.p.A.	EUR	656,250	96.67%	Italy(3)	*†‡
Istituto di Ricerca Cesare Serono S.p.A.	EUR	1,800,000	96.67%	Italy	†
Istituto di Ricerche Biomediche "Antoine Marxer" RBM S.p.A	EUR	5,046,000	96.82%	Italy	†‡
Serono Japan Co. Ltd	JPY	4,300,000,000	100%	Japan	†‡
Serono Korea Co. Ltd	KRW	4,376,800,000	100%	Korea	‡
Serono de Mexico S.A. de C.V.	MXN	25,653,492	100%	Mexico	*‡
Serono Produtos Farmaceuticos Lda	EUR	523,739	100%	Portugal	‡
Serono Puerto Rico, a Branch of Ares Trading S.A.	USD	–	100%	Puerto Rico	*
Serono Singapore Pte Ltd	SGD	630,000	100%	Singapore	‡
Serono South Africa (Pty) Ltd	SAR	1,000	100%	South Africa	‡
Laboratorios Serono S.A.	EUR	2,400,000	100%	Spain	*†‡
Serono Nordic AB	SEK	250,000	100%	Sweden	‡
Serono Singapore Pte Ltd, Taiwan Branch	TWD	–	100%	Taiwan	‡
Serono (Thailand) Co., Ltd	THB	1,250,000	100%	Thailand	‡
Serono Benelux B.V.	EUR	613,808	100%	The Netherlands	‡
Serono ilaç Pazarlama ve Ticaret A.S.	TRL	153,835,000,000	100%	Turkey	‡
Serono Pharmaceuticals Ltd	GBP	800,000	100%	UK	‡

34. Principal operating companies (continued)

Company	Currency	Capital	Ownership	Location	
	As of December 31, 2001				
Bourn Hall Clinic	GBP	6,101,601	100%	UK[4]	
Serono Europe Ltd	GBP	50,001	100%	UK[5]	†
Ares Trading Uruguay S.A.	UYP	570,000	100%	Uruguay	‡§
Filaxis International S.A.	UYP	1,119,000	100%	Uruguay	§
Serono Inc.	USD	40,867,094	100%	USA	†‡
Serono Reproductive Biology Institute Inc.	USD	4,000,100	100%	USA	†
Serono de Venezuela S.A.	VEB	11,900,000	100%	Venezuela	‡

The companies above are all fully consolidated subsidiary companies of Serono S.A.

* Production.

† Research & Development.

‡ Marketing.

§ Export & Trading.

Headquarters.

(1) The Serono Pharmaceutical Research Institute is a division of Serono International S.A.

(2) Laboratoires Serono S.A., succursale de Corsier-sur-Vevey, is a branch of Laboratoires Serono S.A. and is generally referred to as The Serono Biotech Center.

(3) Industria Farmaceutica Serono S.p.A. and Serono Pharma S.p.A. merged into Istituto Farmacologico Serono S.p.A. on November 1, 2001. The entity resulting therefrom was renamed Industria Farmaceutica Serono S.p.A. In addition to the 96.67% ownership, Industria Farmaceutica Serono S.p.A. holds 3.03% of its own shares (treasury shares).

(4) Bourn Hall Clinic is a clinic specializing in the treatment of infertility disorders.

(5) Ares-Serono (Europe) Ltd changed name to Serono Europe Ltd on March 23, 2001.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with IAS, which as applied by the company, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Net income under IAS	**316,721**	301,040	183,296
US GAAP adjustments:			
a. Pension provisions	**(909)**	(1,325)	(2,952)
b. Available-for-sale securities	**(22,326)**	11,925	(8,236)
c. Derivative financial instruments	**(1,209)**	3,037	(183)
d. Restructuring costs	**–**	–	(15,730)
e. Deferred taxes	**3,728**	(7,866)	11,493
f. Business combinations	**(3,088)**	(3,156)	(3,432)
g. Intangible assets	**761**	762	2,086
h. Employee share purchase plan	**(4,244)**	–	–
Deferred tax effect of US GAAP adjustments	**2,036**	(28)	4,610
Net income under US GAAP	**291,470**	304,389	170,952

	US$	US$	US$
Basic earnings per bearer share under US GAAP	**18.15**	19.72	11.41
Basic earnings per registered share under US GAAP	**7.26**	7.89	4.56
Diluted earnings per bearer share under US GAAP	**18.11**	19.68	11.40
Diluted earnings per registered share under US GAAP	**7.24**	7.87	4.56

	As of December 31	
	2001 US$000	2000 US$000
Shareholders' equity under IAS	**2,218,914**	2,006,416
US GAAP adjustments:		
a. Pension provisions	**11,294**	12,982
b. Available-for-sale securities	**–**	(20,231)
c. Derivative financial instruments	**–**	1,209
e. Deferred taxes	**(1,689)**	(5,417)
f. Business combinations	**20,672**	23,600
g. Intangible assets	**–**	(771)
h. Employee share purchase plan	**(4,244)**	–
Deferred tax effect of US GAAP adjustments	**(5,236)**	(1,928)
Shareholders' equity under US GAAP	**2,239,711**	2,015,860

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

Components of shareholders' equity in accordance with US GAAP:

	As of December 31	
	2001 US$000	2000 US$000
Share capital	**252,955**	252,992
Share premium	**966,295**	968,581
Retained earnings	**1,105,552**	867,813
Accumulated other comprehensive income:		
Currency translation adjustment	**(82,282)**	(58,675)
Unrealized market value adjustment on securities available-for-sale (net of taxes of $5,380 and $5,834 respectively)	**(2,809)**	(2,926)
Reclassification of net realized gain on sale of securities	**–**	(11,925)
Shareholders' equity under US GAAP	**2,239,711**	2,015,860

The rollforward of shareholders' equity in accordance with US GAAP is as follows:

	US$000
Balance at January 1, 2000 (US GAAP)	862,634
Issue of stock options to employees	140
Issuance of share capital – stock options	3,445
Net income for the year under US GAAP	304,389
Shares issued during the year	951,774
Purchase of treasury shares	(4,750)
Withholding tax on free share dividend	(59,755)
Dividend for 1999 – bearer shares	(12,537)
Dividend for 1999 – registered shares	(5,218)
Net unrealized market value adjustment	(28,140)
Foreign currency translation adjustments	3,878
Balance at December 31, 2000 (US GAAP)	2,015,860
Issue of share capital – stock options	1,825
Issue of stock options to employees	482
Issue of share capital – employee	948
Net income for the year under US GAAP	291,470
Purchase of treasury shares	(5,578)
Dividend for 2000 – bearer shares	(39,017)
Dividend for 2000 – registered shares	(14,742)
Net unrealized market value adjustment	12,042
Foreign currency translation adjustments	(23,579)
Balance at December 31, 2001 (US GAAP)	**2,239,711**

a) Under IAS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised 1993), "Retirement Benefit Costs" up to December 31, 1998, and subsequent to January 1, 1999, in accordance with IAS 19 (revised 1998), "Employee Benefits". For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits". IAS 19 (revised 1993), in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate is based on a rate at which the obligations could be currently settled. Differences subsequent to December 31, 1998, relate to timing differences between the adoption date of the respective standards and the transition requirements within those standards.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

b) Prior to the adoption of IAS 39, "Financial Instruments: Recognition and Measurement," current investments were stated at market value with any unrealized gains and losses recorded in income. Long-term investments, other than companies over which the company is able to exercise significant influence, were stated at their acquisition cost less any permanent impairment in value. US GAAP requires that investments in debt and certain equity securities with readily determinable fair values, be classified as either trading, available-for-sale, or held-to-maturity, depending on management's intent with respect to holding such investments, which is the same as Serono's current policy in accordance with IAS 39. For US GAAP purposes, the company classified its short-term and unconsolidated investments in marketable securities, with readily determinable fair values, as available-for-sale. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of shareholders' equity. For all investments, unrealized losses judged to be other than temporary are recognized in the income statement. The company considers impairments to be other than temporary if they have exceeded 25% over a continual period of 6 months, and there is no indication of a significant increase in fair value in the short-term.

c) Prior to the adoption of IAS 39, "Financial Instruments: Recognition and Measurement," there was no specific IAS accounting standard dealing with the recognition and measurement of financial instruments and the qualifying criteria for hedge accounting. US GAAP has various standards covering derivative instruments and hedging activities. Under US GAAP, the requirements for hedge accounting are more prescriptive than under IAS.

The company's derivative financial instruments do not qualify for hedge accounting under US GAAP and IAS 39. As such, for US GAAP and IAS purposes, the group marks all of its derivative financial instruments to fair value through the income statement.

d) Under IAS, prior to the implementation of IAS 37, on January 1, 2000, the company recorded restructuring provisions for IAS purposes in the period management committed itself to a plan, it was probable a liability had been incurred and the amount was reasonably estimable. US GAAP was more prescriptive than IAS; for example, in order to qualify as restructuring costs under US GAAP, it is necessary that employees be informed of the key provisions of the restructuring plan prior to the end of the reporting period. Therefore, certain costs permitted to be accrued under IAS, prior to the implementation of IAS 37, are not allowable under US GAAP. Subsequent to the implementation of IAS 37, there are no significant differences between IAS and US GAAP.

The following schedule reconciles restructuring accruals under IAS to amounts determined under US GAAP:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Total accruals in accordance with IAS	–	601	5,525
Adjustments in restructuring accruals to accord with US GAAP	–	–	–
Restructuring accruals in accordance with US GAAP	–	601	5,525
Restructuring accruals according to US GAAP are comprised of the following:			
Employee related costs	–	496	5,147
Other asset related costs	–	–	–
Other	–	105	378
Restructuring accruals in accordance with US GAAP	–	601	5,525
Total restructuring charges incurred in accordance with IAS	–	–	–
Adjustments in restructuring charges to accord with US GAAP	–	–	15,730
Restructuring charges in accordance with US GAAP	–	–	15,730

e) Under IAS 12 (revised) and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 (revised) and effective from January 1, 1998, the company has changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the company calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller's or manufacturer's jurisdiction.

f) In accordance with IAS 22 (revised 1993), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life, not to exceed 20 years. Prior to January 1, 1995, the company wrote-off all goodwill to shareholders' equity, in accordance with IAS existing at that time. Under US GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination is capitalized as goodwill and amortized over its useful life, not to exceed 40 years. For the purpose of the reconciliation to US GAAP, goodwill is being amortized through the income statement over the estimated useful life of 20 years.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

g) The company expenses all internally generated research and development costs as incurred in accordance with accounting policy described in note 1.7. As discussed in note 1.9, milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged to research and development expense, unless the technical feasibility stage of the project has been reached. In this case, the costs are capitalized and amortized as technology rights as described in note 1.21. Payments for patents and licenses for technology are capitalized.

Under US GAAP, research and development costs, including milestone and signing payments, as well as payments for patent and licenses for technology, are charged to expense when incurred unless there is evidence of alternative future use. Milestone and signing payments, as well as payments for patents and licenses for technology, are capitalized if the product or process has reached technological feasibility, usually signified by approval of the United States Food and Drug Administration or a similar regulatory body.

The above noted differences between IAS and US GAAP result in certain costs that were capitalized under IAS being expensed under US GAAP. These costs mainly relate to payments for licenses and patents for technology that had not yet reached technological feasibility. These costs were expensed immediately under US GAAP. The reconciling item in the income statement solely represents the add-back of amortization expense that was taken under IAS related capitalized research and development costs as no costs were capitalized under IAS in 1999, 2000 and 2001.

h) As described in note 25, during 2001, the company introduced a Share Purchase Plan (the "Plan") to substantially all employees in 2001. Shares purchased under the Plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. As participants of the Plan are not entitled to receive matching shares until one year after the initial purchase of the underlying shares within the Plan, the compensation cost for the matching share has not been included in determining 2001 net income in accordance with IAS. For US GAAP purposes, the Plan has been accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB No. 25, the Plan would be considered a variable plan and therefore, a compensatory plan, which requires the company to include the compensation cost associated with the matching share in determining net income in accordance with US GAAP. The compensation cost related to the matching share has been calculated based on the estimated number of matching shares to be awarded at the end of 2002 multiplied by the closing share price for a Serono bearer share translated at 2001 year-end exchange rates.

Additional US GAAP Information

Capital lease

The company has a measurement difference under lease accounting whereby an operating lease recognized in accordance with IAS 17 "Leases" would be treated as a capital lease under US GAAP in accordance with EITF 97-10 "The Effect of Lessee Involvement in Asset Construction". For the purposes of the reconciliation to US GAAP, the measurement difference to net income is immaterial. However, fixed assets have been increased by the amount of $32.4 million, which represents the present value of minimum lease payments, and will be amortized over 15 years. In addition, other current and non-current liabilities have increased by $1.4 million and $31.0 million, respectively.

Future minimum lease payments under capital lease for the next five years and thereafter, are as follows:

	US$000
2002	**3,380**
2003	**3,290**
2004	**3,242**
2005	**3,242**
2006	**3,226**
Thereafter	**31,643**
Total minimum lease payments	**48,023**
Less amount representing interest	**15,148**
Present value of net minimum lease payments	**32,875**

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

Pension provisions

As described in note 28, certain group companies provide defined benefit pension plans for their employees. The accounting for and disclosure of the costs and liabilities of such plans as included in note 28 differ in certain respects from the requirements of US GAAP. The effects of accounting for such pension plans in accordance with US GAAP have been included in determining the adjusted US GAAP results in the tables below.

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets over the two-year period ending December 31, 2001, and a statement of the funded status as at December 31, 2001 and 2000, for the company's defined benefit pension plans.

	Year ended December 31	
	2001 US$000	2000 US$000
Benefit obligation:		
At January 1	**122,081**	122,782
Service cost	**15,062**	11,117
Interest cost	**4,810**	4,367
Actuarial gain	**(470)**	(4,912)
Benefit payments	**(2,783)**	(1,573)
Settlements	**–**	(8,895)
Foreign currency translation	**339**	(805)
At December 31	**139,039**	122,081
Plan assets at fair value:		
At January 1	**88,356**	83,041
Actual return on plan assets	**(11,627)**	5,753
Employer contributions	**9,210**	6,766
Employee contributions	**4,160**	3,751
Benefit payments	**(2,783)**	(1,572)
Settlements	**–**	(8,895)
Foreign currency translation	**259**	(488)
At December 31	**87,575**	88,356
Funded status:		
At December 31	**(51,464)**	(33,725)
Unrecognized transition obligation	**524**	2,213
Unrecognized actuarial loss	**21,282**	4,899
Accrued benefit costs	**(29,658)**	(26,613)
Amounts recognized in the balance sheet:		
Accrued benefit liability	**(29,658)**	(26,613)
Net amount recognized	**(29,658)**	(26,613)

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Net service cost	**10,902**	11,117	15,218
Interest cost	**4,810**	4,367	4,162
Expected return on plan assets	**(5,226)**	(4,831)	(3,687)
Amortization of transition obligation	**1,688**	1,705	1,697
Amortization of unrecognized actuarial losses	**–**	101	–
Net periodic benefit cost	**12,174**	12,459	17,390

Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

Investments
The components of short-term and unconsolidated investments under US GAAP at December 31, 2001, 2000, and 1999 are as follows:

	Cost	Gross unrealized gains US$000	Gross unrealized losses US$000	Carrying and estimated fair value US$000
As of December 31, 2001				
Held-to-maturity securities	**188,853**	**–**	**–**	**188,853**
Available-for-sale securities:				
Equity securities	**77,291**	**–**	**(25,135)**	**52,156**
Debt securities	**344,413**	**186**	**–**	**344,599**
Total	**610,557**	**186**	**(25,135)**	**585,608**
As of December 31, 2000				
Available-for-sale securities:				
Equity securities	51,547	–	(21,519)	30,028
Debt securities	1,215,476	1,288	–	1,216,764
Total	1,267,023	1,288	(21,519)	1,246,792
As of December 31, 1999				
Available-for-sale securities:				
Mutual fund	10,000	11,925	–	21,925
Equity securities	10,043	1,818	–	11,861
Total	20,043	13,743	–	33,786

Proceeds from the sale of available-for-sale securities in 2001 were $0.2 million (2000: $42.6 million and 1999: nil). Gross realized gains in 2001 were $24,000 (2000: $32.6 million and 1999: nil). The net unrealized loss from available-for-sale securities included as a separate component of shareholders' equity was $24.9 million as of December 31, 2001 (2000: loss of $20.2 million and 1999: gain of $13.7 million).

Derivative financial instruments
Derivative financial instruments are disclosed in note 33.

Non-derivative financial instruments
Non-derivative financial assets consist of cash and cash equivalents, short-term investments, and unconsolidated investments. Non-derivative liabilities consist of bank advances and long-term debt.

The US GAAP carrying values are equivalent to the IAS carrying values for all non-derivative financial assets and liabilities, except for the mutual fund investment included in short-term investments in 1999 and unconsolidated investments as described above.

The carrying amount of cash and cash equivalents, short-term investments other than the mutual fund investment and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair value for the mutual fund investment included in short-term investments and unconsolidated investments are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term debt is estimated based on the current quoted market rates available for debt with similar terms and maturities.

The estimated fair value and maturity of the long-term debt is provided in note 19.

Restructuring provisions
In August and September of 1998, the company implemented a long-term strategy of using recombinant techniques in the production of pharmaceuticals and reducing the use of traditional extractive methods. This strategy has resulted in the closure of manufacturing facilities located in Italy and the United States, urine processing and collection facilities located in Argentina, Brazil, Italy and Spain and fill-finish facilities located in Italy and Spain.

The restructuring plan included the termination of approximately 412 employees involved in production, collection and fill-finish activity, all of whom have left the company as of December 31, 2001.

All significant actions associated with the plan have been completed by December 31, 2001.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

Current and deferred taxes

Details of the provision for income taxes in the consolidated statements of income are as follows:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Income before tax, reduced by $6,753 in 2001, $7,464 in 2000 and $6,247 in 1999 for capital and other taxes, consisted of the following:			
Swiss	**201,122**	221,696	127,994
Foreign	**178,610**	142,438	88,841
Total income before tax	**379,732**	364,134	216,835
Current income tax expense consisted of the following:			
Swiss	**33,772**	32,845	15,133
Foreign	**43,858**	37,423	23,471
Total current tax expense	**77,630**	70,268	38,604
Deferred income tax expense consisted of the following:			
Swiss	**2,851**	(1,391)	707
Foreign	**(17,418)**	(5,957)	(5,780)
Total deferred income tax benefit	**(14,567)**	(7,348)	(5,073)

Deferred tax assets and liabilities for the company consisted of the following:

	Year ended December 31	
	2001 US$000	2000 US$000
Deferred tax assets:		
Tax loss carryforwards	**16,488**	11,406
Various R&D tax credits carried forward	**31,508**	22,248
Depreciation	**24,206**	35,397
Inventories	**39,611**	28,959
Accrued expenses	**10,110**	8,164
Return reserve	**12,929**	6,183
Other	**643**	11,693
Total deferred tax assets	**135,495**	124,050
Less valuation allowance	**(35,305)**	(37,394)
	100,190	86,656
Deferred tax liabilities:		
Depreciation	**3,341**	2,668
Inventories	**9,951**	6,763
Other[1]	**(4,289)**	1,025
Total deferred tax liabilities	**9,003**	10,456
Net deferred tax assets	**91,187**	76,201

[1] Negative asset or liability positions reflect the impact of tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against tax assets and liabilities in other tax jurisdictions for aggregate presentation.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carryforwards and portions of other deferred tax assets for which the company determined that it was more likely than not that these benefits will not be realized. During 2001, the valuation allowance decreased by $2.1 million (2000: $5.5 million).

A reversal of the valuation allowance could occur when circumstances resulting in the realization of deferred tax assets becoming probable. This would result in a decrease in the company's effective tax rate.

Deferred tax assets and liabilities, broken out into current and non-current, are as follows:

	Year ended December 31	
	2001 US$000	2000 US$000
Current deferred tax assets	**87,913**	63,514
Non-current deferred tax assets	**12,277**	23,142
Total net deferred tax assets	**100,190**	86,656
Current deferred tax liabilities	**2,626**	4,482
Non-current deferred tax liabilities	**6,377**	5,974
Total deferred tax liabilities	**9,003**	10,456

Deferred tax liabilities have not been recognized for undistributed earnings as such undistributed earnings are deemed to be permanently reinvested. At December 31, 2001, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.1 million have not been provided, were approximately $8.0 million. At December 31, 2000, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $1.2 million have not been provided, were approximately $74.3 million.

Accounting for stock options

As permitted by *Statement of Financial Accounting Standards* No. 123 ("SFAS No. 123"), "*Accounting for Stock Based Compensation*", the company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the company's 1998 Stock Option Plan for US GAAP purposes. Accordingly, no compensation cost has been recognized for options granted under the 1998 Stock Option Plan as well as options to directors. However, the company has disclosed, in the note below, the pro forma effects had compensation cost been determined based on the fair value of the options at the grant date. Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the 1998 Stock Option Plan as well as outside the plan to directors, the company's net income under US GAAP and net income per bearer and registered share under US GAAP would have decreased to the pro forma amounts indicated below:

	Year ended December 31					
	2001 As reported US$000	**2001 Pro forma US$000**	2000 As reported US$000	2000 Pro forma US$000	1999 As reported US$000	1999 Pro forma US$000
Net income under US GAAP	**291,470**	**284,220**	304,389	301,195	170,952	169,699
	US$	**US$**	US$	US$	US$	US$
Basic earning per bearer share	**18.15**	**17.69**	19.72	19.51	11.41	11.32
Basic earnings per registered share	**7.26**	**7.08**	7.89	7.80	4.56	4.53
Fully diluted earnings per bearer share	**18.11**	**17.66**	19.68	19.47	11.40	11.32
Fully diluted earnings per registered share	**7.24**	**7.06**	7.87	7.79	4.56	4.53

The fair value of stock options granted to employees in 2001, 2000 and 1999 were $302, $383 and $136, respectively. The fair value of stock options granted to directors in 2000 and 1999 were $355 and $120, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted average assumptions used for grants.

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

	Year ended December 31		
	2001	2000	1999
Dividend yield	**0.44%**	0.13%	0.37%
Expected stock price volatility	**31.0%**	27.8%	25.1%
Risk-free interest rate	**4.0%**	4.0%	3.8%
Expected lives, in years	**8**	8	8

Segment information
The following tables and disclosures set out additional US GAAP disclosure requirements, in accordance with Financial Accounting Standard No. 131, for segment information prepared under IAS.

The company's reportable segments are based on operations in the various geographic regions. Each region is managed separately because each region requires different marketing strategies.

The company has four reportable segments including Europe, North America, Latin America and Other. All segments derive a majority of their revenues from reproductive health products.

The segments follow the same IAS accounting policies as those of the company. The company evaluates segment performance based on operating income before restructuring. Non-operating expenses are not allocated to the various segments for evaluating segment performance.

The following table presents product sales by therapeutic area:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Reproductive health	**574,326**	592,253	590,469
Neurology	**379,628**	254,214	143,038
Growth and metabolism	**232,563**	227,103	228,151
Other	**62,888**	73,428	92,486
Total	**1,249,405**	1,146,998	1,054,144

The following table presents sales by country based on the location of the customer:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
United States	**343,032**	368,947	325,556
Germany	**129,878**	97,826	87,274
Italy	**101,815**	93,368	104,982
France	**80,697**	69,433	69,878
Spain	**57,695**	43,220	45,535
Mexico	**50,002**	35,467	26,255
Canada	**45,965**	34,160	22,962
Argentina	**40,962**	39,515	41,206
Japan	**28,899**	37,143	36,004
Brazil	**24,919**	24,824	20,635
Switzerland	**18,894**	11,546	11,109
Other	**326,647**	291,549	262,748
Total	**1,249,405**	1,146,998	1,054,144

35. Significant differences between International Accounting Standards and United States generally accepted accounting principles (continued)

The following table presents property, plant and equipment by country based on the location of the asset:

	As of December 31	
	2001 US$000	2000 US$000
Switzerland	**289,425**	294,338
Italy	**55,357**	55,131
United States	**31,001**	20,313
Other	**84,984**	92,643
Total	**460,767**	462,425

There are no sales to a single customer that amount to 10% or more of the company's total net sales.

Advertising costs

The company expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $69.5 million, $59.5 million and $53.5 million for the three years ended December 31, 2001, 2000 and 1999, respectively.

Shipping and handling costs

The company includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $16.9 million, $15.9 million and $12.6 million for the three years ended December 31, 2001, 2000 and 1999, respectively.

Government grants for research and development

Under US GAAP, government grants for research and development would be presented as part of revenues and would not be netted against research and development expense. Had these amounts been accounted for under US GAAP, total revenues would be increased by $0.2 million in 2001, $0.2 million in 2000, and $0.5 million in 1999, with an equal increase in research and development costs.

Savings plan

The company's US subsidiary, Serono Holding, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono Holding, Inc. which amounted to approximately $0.9 million, $0.9 million and $0.7 million for the three years ended December 31, 2001, 2000 and 1999, respectively.

Concentrations of credit risk

Financial instruments that potentially subject the company to concentration of credit risk are cash and cash equivalents, short-term investments and accounts receivable. The company invests its excess cash and cash equivalents and short-term investments as disclosed in note 9.

The company's customers are concentrated in one industry segment, the pharmaceutical drug wholesale market. The company sells its products worldwide through major wholesale distributors and direct to clinics and hospitals whereby collateral is generally not required. To mitigate the risk, the company monitors the financial performance and credit worthiness of its customers. Credit losses consistently have been within management's expectations.

Impairment of long-lived assets

The company reviews the carrying value of long-lived assets, primarily property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate the asset may not be recoverable, the company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the asset's net book value exceeds its fair value. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Fair value can be based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. Accordingly, actual results could vary significantly from such estimates.

Foreign currency translation

The company has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised) and IAS 29. Please see note 1.4 for the company's accounting policy for operations in highly inflationary economies. The accounting under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission and is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IAS and US GAAP.

Shares issued and outstanding

Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The company discloses this information in note 22 to the financial statements.

Comprehensive income
SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income on all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available for sale. The additional disclosures required under US GAAP are as follows:

	Year ended December 31		
	2001 US$000	2000 US$000	1999 US$000
Net income under US GAAP	**291,470**	304,389	170,952
Other comprehensive income:			
Foreign currency translation adjustment	**(23,579)**	3,878	(65,516)
Unrealized market value adjustment on securities available for sale (net of taxes of $5,380, $5,834 and $454, respectively)	**(10,284)**	(16,215)	9,600
Reclassification adjustment:			
Net realized gain on sale of securities	**–**	(11,925)	–
Write-down of available-for-sale securities	**22,326**	–	–
Comprehensive income under US GAAP	**279,933**	280,127	115,036

Effect of new accounting pronouncements

International accounting standards
IAS 41, "Agriculture," prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. This standard becomes effective for financial statements covering periods beginning on or after January 1, 2003. Adoption of this standard will not have an impact on the company's financial statements.

US GAAP
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations", and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets", collectively referred to as the "Standards." SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations". The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets other than goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred or amortized. SFAS 141 also requires that upon adoption of SFAS 142 certain intangible assets be reclassified into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, "Intangible Assets", and both Standards are effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived assets be tested at least annually for impairment, (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the 40-year limitation on the amortization period of intangible assets that have finite lives. The company is currently in the process of determining what effect the adoption of these Standards will have on its financial results.

In August 2001 the FASB issued SFAS 144,"Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This standard also supersedes the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of, and amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a temporarily controlled subsidiary. This statement retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Additionally, this statement applies to recognized long-lived assets of an entity to be held and used of disposed of. This statement does not apply to goodwill and intangible assets not being amortized, among other assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The company is currently in the process of determining what effect the adoption of these Standards will have on its financial results.

36. Subsequent events
The primary financial statements were approved by the Board of Directors on February 12, 2002. On March 13, 2002, the full consolidated financial statements were approved by the Board of Directors for presentation to the General Meeting of Shareholders. The proposed dividends are detailed in the holding company financial statements on page 58.

Report of the statutory auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As statutory auditors, we have audited the accounting records and financial statements consisting of the income statement, balance sheet, statement of cash flows and the notes to the financial statements of Serono S.A. for the year-ended December 31, 2001. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with the auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatements. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

D. Mason R. Lindenmeyer

Geneva, March 13, 2002

Holding company income statements

	Notes	Year ended December 31 2001 CHF000	2000 CHF000
Income			
Dividend income		**290,145**	323,485
Interest income	2	**5,935**	6,929
Total income		**296,080**	330,414
Expenses			
General and administrative	3	**3,781**	619
Offering costs		**–**	10,439
Amortization		**11,529**	11,288
Write-down on investment		**8,877**	–
Financial and other expenses		**4,500**	556
Net exchange loss	4	**901**	1,071
Taxes	5	**2,991**	2,931
Total expenses		**32,579**	26,904
Net income for the year		**263,501**	303,510

Holding company balance sheets

	Notes	As of December 31 2001 CHF000	2000 CHF000
Assets			
Current assets			
Cash		**360**	419
Time deposits		**77,879**	35,243
Receivables from affiliates		**149**	139
Receivables and prepaid expenses	6	**627**	61,909
Taxes receivable		**–**	565
Total current assets		**79,015**	98,275
Investments in non-group companies		**32,013**	30,658
Investments in and advances to affiliates	7	**2,892,221**	2,599,599
Other non-current assets	8	**35,226**	53,778
Total assets		**3,038,475**	2,782,310
Liabilities			
Current liabilities			
Accounts payable		**42**	84
Accrued liabilities	9	**26,483**	3,328
Advances from affiliates		**62,224**	–
Taxes payable	5	**546**	–
Total current liabilities		**89,295**	3,412
Shareholders' equity			
Share capital	11	**401,810**	401,698
Legal reserves	14	**1,731,310**	1,713,350
Available earnings	14	**816,060**	663,850
Total shareholders' equity		**2,949,180**	2,778,898
Total liabilities and shareholders' equity		**3,038,475**	2,782,310

Notes to the holding company financial statements

1. General
Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss stock exchange and, in the form of American depositary shares, on the New York Stock Exchange. These financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations.

2. Interest income
Interest income includes interest on advances to affiliates and on time deposits. The weighted average interest rate on time deposits during 2001 was 3.5% (2000: 2.8%).

3. General and administrative
Included within 2001 general and administrative expenses are personnel costs related to the Employee Share Purchase Plan. Details related to the plan are set out in note 25 to the consolidated financial statements.

4. Conversion of foreign currencies
Assets and liabilities denominated in a foreign currency are translated into Swiss francs at year-end exchange rates, except for investments in non-group companies and investments in affiliates, which are translated at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

5. Taxes
Provision is made for all taxes due on the company's taxable income and capital.

6. Receivables and prepaid expenses
The balance disclosed at December 31, 2000, consisted mainly of recoverable withholding taxes.

7. Investments in and advances to affiliates

	As of December 31	
	2001 CHF000	2000 CHF000
Investments	**2,727,903**	2,510,599
Advances to affiliates	**164,318**	89,000
Total	**2,892,221**	2,599,599

Serono S.A.'s investments in its affiliates are stated at cost. The details related to the principal operating companies of Serono S.A. are set out in note 34 to the consolidated financial statements.

8. Other non-current assets
Other non-current assets consist mainly of the capitalized costs related to the company's global offering of 1,070,670 bearer shares in July 2000, and are being amortized over 5 years.

9. Accrued liabilities
In 2001 this balance includes the obligation of the company to employees under the Employee Share Purchase Plan. The details related to this plan are set out in note 25 to the consolidated financial statements.

10. Contingent liabilities

	As of December 31 2001 CHF000	2000 CHF000
Bank guarantees in respect of affiliates' borrowing facilities – total facility amount utilized 2001 CHF161.9 million (2000: CHF312.1 million)	**364,979**	578,974
Guarantees relating to the issuance by an affiliate of senior notes totaling US$nil (2000: US$35,714,000)	–	201,325
Total	**364,979**	780,299

11. Share capital

The details related to the capital structure of Serono S.A. are set out in note 22 to the consolidated financial statements and have been retroactively restated to reflect the stock dividend and the stock split approved by the shareholders on May 16, 2000. This restatement has not been applied to the holding company financial statements.

12. Stock option plan

The details related to the stock option plan of Serono S.A. are set out in note 24 to the consolidated financial statements and have been retroactively restated to reflect the stock dividend and the stock split approved by the shareholders on May 16, 2000.

13. Principal shareholder

The details related to the principal shareholder of Serono S.A. are set out in note 31 to the consolidated financial statements.

14. Retained earnings and legal reserves

	2001 CHF000	2000 CHF000
As of January 1, 2001	**663,850**	520,409
Transfer to reserve for treasury shares	**(14,906)**	–
Appropriation of retained earnings resolved by general meeting:		
Dividends	**(96,385)**	(29,979)
Capital increase out of retained earnings	–	(288,257)
Transfer from legal reserve	–	158,167
Net income for the year	**263,501**	303,510
As of December 31, 2001	**816,060**	663,850

The movements in the legal reserves are as follows:

	Agio (share premium) CHF000	General reserve CHF000	Reserve for treasury shares CHF000	Total CHF000
As of January 1, 2001	1,681,550	31,800	–	1,713,350
Transfer for treasury shares	–	–	14,906	14,906
Stock options exercised during 2001	3,054	–	–	3,054
As of December 31, 2001	**1,684,604**	**31,800**	**14,906**	**1,731,310**

Holding company proposed appropriation of the available earnings

	As of December 31	
	2001	2000
	CHF000	CHF000
Proposal of the Board of Directors:		
Available earnings	**816,060**	663,850
Cash dividends		
Registered shares: CHF2.50 (CHF2.40) per share	**27,533**	26,432
Bearer shares: CHF6.25 (CHF6.00) per share	**72,847**	69,953
	100,380	96,385
Retained earnings to carry forward	**715,680**	567,465

The details related to the proposed cash dividends are based on the share capital as at December 31, 2001. Shares issued following the exercise of stock options up to the dividend payment date are entitled to receive the 2001 dividend. Further details of the dividends are set out in note 23 to the consolidated financial statements.

Investor information

Share price

On December 31, 2001, our closing share price was CHF 1,449 and the market capitalization of Serono S.A. was CHF 23,272 million. On December 31, 2000, our closing share price was CHF 1,560 and the market capitalization of Serono S.A. was CHF 25,058 million. During 2001, the highest and lowest intra-day share prices were CHF1,820, and CHF1,100, respectively.

Listing

The bearer shares of Serono S.A. ("SEO"), or its predecessor Ares-Serono S.A., were listed on the SWX Swiss Exchange in August 1987 and are now traded on virt-X:

CINS: H32560106, ISIN: CH0010751920, Reuters: SEOZ.VX, Bloomberg: SEO VX.

The American Depositary Shares of Serono S.A. ("SRA") were listed on the New York Stock Exchange on July 27, 2000:

CUSIP 81752M 10 1, ISIN US81752M1018, Reuters: SRA.N, Bloomberg: SRA US.

Share capital

Issued and fully paid share capital

	As at December 31, 2001				
	Number of shares	% vote	Nominal value (CHF)	Share capital (CHF million)	% share capital
Class of shares					
Registered	11,013,040	48.6	10	110,130	27.4
Bearer	11,655,481	51.4	25	291,387	72.6
Total		100.0		401,517	100.0

Voting and dividend rights

Each Serono S.A. share (registered or bearer) gives the holder a right to one vote. Both registered and bearer shares are entitled to dividend distributions. Forty ADSs represent one bearer share. Holders of ADSs may vote and receive dividends in proportion to the number of bearer shares represented by the ADSs they hold. Holders of ADSs may exercise their voting rights by appointing the Bank of New York as their proxy.

Principal shareholder

At December 31, 2001, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 51.70% of the capital and 60.95% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.05% of the capital and 9.81% of the voting rights of Serono S.A.

Registered shares may not be transferred without approval by the Board of Directors.

For more information on the share capital structure, please refer to note 22 to the consolidated financial statements. The total average number of equivalent bearer shares used for EPS calculations in 2001 and 2000 are 16,063,324 and 15,438,051 respectively.

Earnings and declared dividend per share

	Year ended December 31				
	2001	2000	1999	1998	1997
Earnings per equivalent bearer share (CHF)	33.59	32.97	18.51	7.13	8.21
Earnings per equivalent bearer share (US$)	19.72	19.50	12.23	4.92	5.65
Declared dividend per bearer share (CHF)	6.25*	6.00	2.00	2.00	1.88
Declared dividend per bearer share (US$)	3.69	3.55	1.32	1.38	1.29
Pay-out ratio	18.8%	18.2%**	10.8%	27.1%	22.1%

All per share amounts have been restated to reflect the free share dividend distributed effective May 26, 2000, for all periods presented.

* Proposal to the annual shareholders' meeting.

** *The pay-out ratio does not include the free share dividend for 1999. This free share dividend is explained in note 23 to the consolidated financial statements.*

Board of Directors and Executive Committee

Board of Directors

Ernesto Bertarelli
Vice Chairman
Chief Executive Officer

Jacques Theurillat
Chief Financial Officer

Georges Muller
Chairman of the Board
Attorney at Law and Professor of Law
University of Lausanne

Bernard Mach
Former Louis Jeantet Professor
of Molecular Genetics and Microbiology
University of Geneva

Pierre Douaze
Former pharmaceutical industry executive

Hans Thierstein
Former Chairman of the Board and former CFO

Sergio Marchionne
CEO and board member of Société Générale de Surveillance
Vice Chairman of Lonza Group AG

Executive Committee

Ernesto Bertarelli
Chief Executive Officer

Silvano Fumero
Senior Executive Vice President
Research & Pharmaceutical Development

Jacques Theurillat
Chief Financial Officer

Franck Latrille
Senior Executive Vice President
Manufacturing Operations

Jean-Pierre Verhassel
Senior Executive Vice President
Sales & Marketing

Stevo Knezevic
Senior Executive Vice President
Clinical Development

Paola Ricci
Senior Executive Vice President
Regulatory Affairs

François Naef
Senior Executive Vice President
Human Resources

Company address

Serono International S.A.
Chemin des Mines 15bis
P.O. Box 54
1211 Geneva 20
Switzerland
Tel: +41 22 739 3000
Fax: +41 22 731 2179
www.serono.com

Investor Relations, Switzerland
Tel: +41 22 739 3601
Fax: +41 22 739 3022

Media Relations, Switzerland
Tel: +41 22 739 3600
Fax: +41 22 739 3085

Media Relations, USA
Tel: +1 781 681 2340
Fax: +1 781 681 2935

Financial calendar 2002

Annual results	February 13
First quarter results	April 23
Annual general meeting of shareholders (2:00 pm Palais de Beaulieu, Lausanne, Switzerland)	May 22
Second quarter results	July 24
Third quarter results	October 23

Please note: Throughout the review, models have been used to represent patients, and patient identities have been changed to protect their anonymity. Dr. Rosenwaks is a member of the Bertarelli Foundation and Serono's advisory boards for Luveris and Cetrotide. He has received research support from Serono and honoraria for his participation on their advisory boards.

Produced by Com.factory, Basel, Switzerland. Design by Radley Yeldar, London, England. Original photography by George Brooks, John Edwards, Richard Learoyd, Simon McComb and Arnhel de Serra, London, England. Printed by Birkhäuser+GBC, Basel, Switzerland. Project management by the Serono Group's Investor Relations, Corporate Finance and Corporate Communications departments.

To see review for the year please turr

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serono
biotech & beyond



living

annual review 2001

Bringing biotech to people









another

I would like to welcome you to the Serono Annual Report.

This year we've made the report a little bit different, both to convey the spirit and uniqueness of Serono, as well as to inform you of the essential aspects of our performance and development.

During 2001 the performance of our businesses was excellent with double-digit underlying sales and earnings growth. We made the important decision to reinvest some of this profit immediately into our expanding multiple sclerosis franchise in order to prepare for the launch of Rebif® in the US.

The excellent efficacy of Rebif® three times a week is reflected in the fact that it has become the leading treatment for MS outside the US in 2001. The results of the EVIDENCE study, the head-to-head comparison of Rebif® (44 micrograms three times a week) and Avonex® (30 micrograms administered once a week) were outstanding. The primary and all secondary endpoints were in favor of Rebif® in a statistically meaningful manner at six months.



15% underlying growth in sales

Rebif® became the leading MS therapy outside the US

Approval of Rebif® in the US on March 7, 2002

Launches of Gonal-F® multidose, Ovidrel® and Luveris®

Seven molecules entered preclinical development

year

We submitted clinical data from the EVIDENCE study to the FDA during the third quarter of 2001 as part of our application for early marketing approval in the US. I'm delighted to report that on March 7, 2002, we received FDA approval, which is good news for people with multiple sclerosis in the US as well as an important milestone for Serono. Physicians are now free to prescribe Rebif® to patients in the US who have relapsing forms of MS.

Turning to reproductive health, Serono is the only company with a highly pure, totally recombinant portfolio, thus providing physicians with flexible, state-of-the-art treatments for infertility. In 2001 we launched a multidose form of Gonal-F® which better enables physicians to control and tailor the daily dose of recombinant FSH for their patients. With the introduction of the two new recombinant products Luveris® and Ovidrel®/Ovitrelle®, Serono became the only company to provide all three recombinant hormones involved in the treatment of infertility. All of these products have been well received by physicians and patients alike.

We continue as the world leader in infertility treatment. These launches, along with the new molecular entities we have in our pipeline, will consolidate that leadership over the next few years.

With the launches of the cool.click™ and one.click™ injection devices, which make life easier for children suffering from growth retardation, Saizen® had an excellent year.

The year also saw Serono receiving approval in Europe for the use of Saizen® in adult growth hormone deficiency. Serostim®, our HIV-associated wasting treatment, had a more complex time, due to the tightening of reimbursement guidelines in the US.

In clinical development, good progress has been made with interferon-beta and TNF binding protein, which are both in large Phase 2 clinical trials in inflammatory bowel diseases and rheumatoid arthritis. IL-18 binding protein recently entered Phase 1 development targeting rheumatoid arthritis and Crohn's disease. I look forward to seeing the results of some of these in 2002.

A development that particularly delighted me was our highly innovative and ground-breaking research in the detection of prions, as published in *Nature* in June 2001. Our early results raise the possibility of being able to detect the presence of abnormal disease-causing prions in human beings. Related research on the modification of protein configuration may offer potential treatments for illnesses such as Alzheimer's disease.

The team responsible for this research – our "prioneers" – is one of many working within Serono at the frontiers of science, to explore innovative therapies based on a profound understanding of disease biology and molecular approaches to therapy. Given these innovations I strongly feel we have much to look forward to in 2002 and the years ahead.

I hope you enjoy our Annual Report for 2001.

Ernesto Bertarelli
Chief Executive Officer

contents



Gonal-F®
(follitropin alfa for
Delivers approximately 1050 IU



STOP PRESS
MARCH 7 2002
APPROVED
LAUNCH IN THE US

Page 12

Page 06



Page 09



THE SEARCH CONTINUES...

Page 14

Rebif® special





Page 26

Page 30





Page 28



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Page 42



the pioneers

Major scientific breakthroughs on prions

"A sense of urgency drives our research. We realize that what we are doing here could have enormous benefits for the patient."



A team of researchers at the Serono Pharmaceutical Research Institute has discovered a revolutionary approach for the possible treatment and early detection of prion diseases. These include new variant Creutzfeldt-Jakob disease (vCJD) – the human equivalent of bovine spongiform encephalopathy (BSE) or "mad-cow" disease.

Using a laboratory-engineered peptide called a "beta-sheet breaker," Serono's researchers have been able to change the abnormal structure of prions back into the normal configuration of the protein. This procedure (described in *The Lancet*, January 2000) has significantly slowed the progression of prion disease in the laboratory. Pre-clinical trials are ongoing. Presently, there is no treatment for Creutzfeldt-Jakob disease. Once patients have symptoms, their life-expectancy is between six months and two years.

Detection methods complement therapeutic approach

Serono's researchers have made another breakthrough in detecting prions. Using a patented process known as "cyclic amplification" (described in *Nature*, June 2001), the team has succeeded in cultivating disease-causing prions *in vitro*. This procedure replicates prions in a "fast-forward" mode, condensing years of incubation time in, for example, cattle or humans into a few hours in the laboratory.

This breakthrough has far-reaching implications. Until now, detection methods for BSE or vCJD could only be performed on the brain tissue of deceased animals or humans. The work of Serono's team will permit the development of more sensitive detection methods. The ultimate goal is to detect vCJD in humans and BSE in animals at a very early stage using blood or non-central-nervous-system tissue.

Preliminary tests on blood from prion-infected animals have been encouraging. Serono is in discussions with potential partners who specialize in developing and marketing diagnostic tests.

Will an unidentified factor hold the key to some brain diseases?

Prions, a new class of infectious agent, are a modified form of a normal protein. The function of this normal protein is not yet known, however, it sometimes undergoes a change in its structure, and adopts an abnormal shape known as the beta sheet, which is infectious. A slow, but relentless, chain reaction ensues as more and more of the normal protein molecules are converted to the abnormal form – the prion. Serono's researchers are developing a patented "beta-sheet breaker" peptide that reverses the process, causing the prion to revert back to a normal shape that is no longer infectious. This revolutionary new procedure has potential applications not only in prion diseases such as Creutzfeldt-Jakob, but also in Alzheimer's and other diseases caused by abnormal protein conformations. Serono's team and other scientists around the world are now racing to discover an unidentified factor in the brain that facilitates the infectious process caused by abnormal protein shapes and which could hold the key to unlocking the secrets of a number of diseases of the brain.

Speaking as a doctor

One of the scientists responsible for prion research on Serono's team is also a physician and knows what it meant to care for patients with devastating diseases such as Creutzfeldt-Jakob or Alzheimer's. "Our team is conscious of the potential impact of our work on human lives," she explained. "A sense of urgency drives our research. We realize that what we are doing here could have enormous benefits for the patient."



Alzheimer's disease affects some 25 million people worldwide









Potential treatment for Alzheimer's disease

Serono's groundbreaking research on beta-sheet breakers extends to Alzheimer's disease, which affects some 25 million people worldwide. The Serono team has convincing evidence from animal studies to show how the abnormal amyloid protein that causes Alzheimer's is successfully changed back to its normal conformation. The data revealed a reduction of more than 50% of amyloid plaques in the brains of animals and a substantial decrease in neuronal death, which leads to the debilitation of Alzheimer's.

Adding years to a patient's life

Preclinical trials in a model of Alzheimer's disease are ongoing and if these substantiate the initial positive findings, Phase 1 trials with human volunteers could begin in 2002. While this approach will probably not offer a cure for the disease, it may significantly delay its onset – slowing debilitation and perhaps adding years to a patient's life. That's why early detection and treatment are so critical, before too many neurons have been damaged. If Serono's patented cyclic amplification technique proves successful in detecting prion diseases at an early stage (see facing page), a comparable diagnostic test may also become possible for Alzheimer's disease.

Lead optimization

Building on the discovery of a beta-sheet breaker for the Alzheimer-causing amyloid protein, a team at Serono Pharmaceutical Research Institute has optimized its efficacy and stability by making small adjustments to its molecular structure.
The resulting compound is relatively stable in the body and penetrates the blood brain barrier at an unusually high rate, important since Alzheimer's therapies are targeted at the brain. Because beta-sheet breakers are small molecules, an oral form of therapy may even become possible with additional optimization; however, for the time being, the most likely therapeutic form will be a subcutaneous injection.

Serono is a world leader in biotechnology innovation. We are building a world class and leading edge discovery capability, focused upon using the best technology to find proteins and other molecules with potential as significant treatments.



leading the way






Functional genomics
The driving force of genomics has been the ability to sequence entire genomes using automated DNA sequencing that culminated in 2001 with the publication of the first draft of the human genome. Serono's functional genomics program will identify some of the pharmaceutically valuable proteins encoded in the human genome. To have the entire genetic content in a computer file is only the start of a new epoch in biology that is called the post-genomic era. Our challenge is to identify the function of the therapeutically important proteins through a highly parallel processing of the genome using high throughput bioinformatics, protein expression and cellular biological assays.

High throughput screening
Serono's high throughput screening is used in our effort to find new medicines. It begins with data analyses that are conducted using a proprietary, substructure-identification process termed "discrete sub-structural analysis". When used to direct high throughput screening efforts, the end result is a revolutionary discovery process that is 20 to 100-fold more effective than random screening – and is unique to Serono. These sophisticated techniques, allow the members of the design technologies teams to play an important role in the Serono drug discovery process.

In silico pharmacology/ structure-based design
Drug discovery research is a highly integrated, multidisciplinary process. Serono has improved the process by integrating a group of scientists working in design technologies who apply knowledge-based *in silico* techniques for small molecule discovery and in the design of protein drug candidates with improved properties (metabolic stability, reduced immunogenicity, modified biological activity, etc.). The structure-based design of potential drug candidates (proteins or small molecules) is based on state-of-the-art X-ray crystallography.

Pharmacology
Drug discovery begins with a basic understanding of disease. Pharmacology research in Serono revolves around the development and deployment of state-of-the-art models of human disease. The pharmacology research units are integrally involved in multidisciplinary teams focusing on drug target identification and target validation and in the downstream processes of drug candidate optimization, through testing in proof of concept studies in relevant disease models.



DISCOVERY
THE SEARCH FOR TREATMENT TO HELP MS SUFFERERS
AT SERONO HQ...
TO CREATE NEW TREATMENTS FOR MS WE HAVE TO GET INSIDE BAD CELLS AND REWIRE THEM
BUT THERE ARE SO MANY TARGETS... WHERE DO WE START?
DR X WILL HAVE SOME IDEAS. LET'S PAY HIM A VISIT
AT DR X'S PLACE...
THE LATEST RESULTS FROM OUR LABS SHOW THAT Z-KINASE CONTROLS THE LIFE OF NERVE CELLS IN MS. IF ONLY WE COULD BLOCK IT...
...THERE ARE INFINITE POSSIBILITIES. BUT WE KNOW THE STRUCTURE OF Z-KINASE. NOW WE MUST SEARCH OUR MOLECULE LIBRARIES TO FIND THE RIGHT INHIBITOR
LATER IN THE ROBOT LAB...
WE SCREEN THOUSANDS AND THOUSANDS OF HAND PICKED MOLECULES ON REAL CELLS.
THE SEARCH CONTINUES...
AT LAST AFTER MONTHS OF TESTING...
FOUND THEM... A HANDFUL OF HITS WHICH BLOCK Z-KINASE
THE CHEMISTS KNOW WHAT THEY MUST DO...
WE NEED TO REFINE THESE COMPOUNDS...
THEY HAVE TO BE EXACTLY THE RIGHT SIZE...
HAVE THE RIGHT ELECTRIC CHARGE AND SOLUBILITY...
ARGH!! NO HOLIDAYS FOR THE NEXT SIX MONTHS
PUTTING ON THEIR 3D GLASSES THE CHEMISTS PERFECT THE MOLECULES
FINALLY, A LEAD COMPOUND
THIS IS WHAT IT'S ALL ABOUT! ...NOW WE HAND IT OVER TO THE DEVELOPMENT GUYS!
YES!
TO BE CONTINUED...
EARLY IN 2001 AFTER 3 YEARS OF WORK, A LEAD COMPOUND WHICH BLOCKS THE ENZYME JUN-KINASE AND WHICH COULD PREVENT THE INFLAMMATORY PROCESS TYPICAL OF MS, WAS PUT INTO PRE-CLINICAL DEVELOPMENT....

our pipeline

Serono's approach to R&D ensures that we have a strong pipeline with wave after wave of products in development. In addition to the six recombinant products which are currently marketed (see pages 12-13), Serono has fifteen molecules in its development pipeline. Of these, eight are recombinant proteins, the rest being small molecules. As well as our current three therapeutic areas where we already have marketed products, we are also developing products in other areas as diverse as ulcerative colitis, psoriasis and rheumatoid arthritis.

Therapeutic area	Pre-clinical phase
Reproductive health	**oxytocin receptor antagonist** pre-term labor
Neurology	**breaker peptide** Alzheimer's disease **chemokine inhibitor** multiple sclerosis **IKK-2 inhibitor** multiple sclerosis **JNK inhibitor** central nervous system disorders
Growth and metabolism	**PEG GHRF** growth retardation
Gastroenterology	
Inflammatory and autoimmune diseases	**IKK-2 inhibitor** rheumatoid arthritis **JNK inhibitor** ischemic and inflammatory conditions **TACI** autoimmune conditions **BCMA** autoimmune conditions
Oncology	**iturelix nanospheres (GnRH antagonist)** prostate cancer
Cardiology	

Glossary

Pre-clinical Investigate safety of a product candidate in a controlled laboratory environment
Phase 1 Clinical trials in healthy volunteers to determine safety, dosages and the best route for delivery of the medicine
Phase 2 Clinical trials in patients to further determine dose, safety and efficacy
Phase 3 Large clinical trials to determine definitive safety and efficacy in patients

Phase 1	Phase 2	Phase 3	Filed
microencapsulated r-FSH to reduce the frequency of administration of r-FSH **r-LIF** embryo implantation failure **type 1 5-alpha reductase inhibitor** hirsutism associated with polycystic ovarian syndrome	**r-LH (high dose)** ovulation trigger in female infertility (OI) **r-TBP-1** endometriosis (planned)	**r-LH (high dose)** ovulation trigger in female infertility (ART)	**Luveris®** hypogonadotropic hypogonadism in women – US **Gonal-F®** fill by mass – US, EU
IFNAR-2 to increase the half life of IFNß-1a **PEG r-IFNß-1a** to increase the half life of IFNß-1a	**r-IFNß-1a** Guillain-Barré syndrome		**Rebif®** relapsing forms of multiple sclerosis – US* *Approved by FDA on March 7, 2002
	r-GH HARS/lipodystrophy		**Serostim®** AIDS wasting – EU
r-IL-18 bp Crohn's disease	**r-IFNß-1a** Crohn's disease **r-IFNß-1a** ulcerative colitis **r-TBP-1** Crohn's disease **r-IFNß-1a** chronic hepatitis C – a genotypic subgroup of patients	**r-GH** short bowel syndrome	
r-IL-18 bp rheumatoid arthritis	**r-IFNß-1a** rheumatoid arthritis **r-TBP-1** rheumatoid arthritis **r-TBP-1** psoriasis and psoriatic arthritis		
type 1 5-alpha reductase inhibitor prostate disease	**r-hCG** breast cancer		
	r-TBP-1 cardiac reperfusion injury		

Filed File under review by regulatory authorities
AIDS Acquired immune deficiency syndrome
ART Assisted reproductive technologies
BCMA B cell maturation antigen
EU 15 European Union member countries
GnRH Gonadotropin releasing hormone
GHRF Growth hormone releasing factor
HARS HIV-associated adipose redistribution syndrome
OI Ovulation induction
PEG Pegylated – the addition of polyethylene glycol molecules to a potential drug candidate in order to modify some of its properties such as solubility, stability, pharmacokinetic half-life or immunogenicity profile
r-hCG Recombinant human chorionic gonadotropin
r-FSH Recombinant follicle stimulating hormone
r-GH Recombinant growth hormone
r-IFNß-1a Recombinant interferon beta-1a
r-IL-18 bp Recombinant interleukin-18 binding protein
r-LH Recombinant luteinizing hormone
r-LIF Recombinant leukemia inhibitory factor
r-TBP-1 Recombinant tumor necrosis factor binding protein 1
TACI Transmembrane activator and CAML-interactor

our products

We are proud of our six recombinant products. They will make a significant contribution to the future of both medical practice and the company.



Ovidrel
Code: L54C0



Ovitrelle® 250
250 Mikrogramm
Subkutane Anwendung
Code: L54G030



Gonal-F®
(follitropin alfa for
Delivers approximately 1050 IU
Lot:
Exp. Date:
Code:



Gonal-F®



Gonal-F®
(follitropin alfa for injection)

Name: follitropin alfa

Strength: 37.5IU, 75IU, 150IU, 1200IU multidose

Gonal-F® is a preparation of recombinant FSH which was first registered in 1995. It is registered in 81 countries worldwide for the treatment of female infertility and in 44 countries worldwide for the treatment of male infertility. Following regulatory approvals in the EU and USA, a multidose formulation was launched in 2001. It is now registered in 24 countries.

Ovidrel®/ Ovitrelle®



Ovidrel® 250 mcg
(choriogonadotropin alfa for injection)
Rx Only
Serono

Name: choriogonadotropin alfa

Strength: 250mcg

Ovidrel®, the first and only available preparation of recombinant hCG was launched in 2001 following regulatory approval in the USA and EU. It is registered in 19 countries for ovulation induction in women undergoing treatment for infertility. It has been launched in the USA as well as three European countries in 2001 and roll out is continuing in 2002.




Luveris®
Lutropin alfa 75 I.E.
Zur subkutanen
CH.-B.:
Verw. bis:
Code:


Serostin


Saizen® clickeasy
Somatropine 8 mg
Code: L1280800
Laboratoires Serono
France S.A.

Luveris®


Luveris® 75 I.E.
Serono

Name: lutropin alfa

Strength: 75IU

Luveris®, the first and only available preparation of recombinant LH was launched in 2001. It is registered in 26 countries for the treatment of infertility in women with hypogonadotropic hypogonadism who are unable to produce adequate amounts of LH and FSH in their pituitary glands. It has been launched in 9 countries and filed in a further 14 countries.

Rebif®


Rebif® 44 µg (12 MIU)/0.5 mL
Serono

Name: interferon-beta 1a

Strength: 22mcg, 44mcg

Rebif® is a preparation of recombinant IFNß-1a which was first registered in 1997. It is now available in 76 countries worldwide for the treatment of patients with relapsing remitting multiple sclerosis. In 2001 the European Commission approved expansion of the label to include all forms of relapsing multiple sclerosis. Serono offers the highest available registered dose of IFNß-1a (44mcg 3x week) and this dose has been approved as first line Rebif® therapy in the EU countries.

Serostim®


Serono

Name: somatropin

Strength: 4mg, 5mg, 6mg

Serostim® is a preparation of recombinant hGH which was first registered in 1996 for the treatment of HIV-associated wasting. It is registered in the USA and 11 additional countries. A needle-free injection device Serojet™ was launched in February 2002, following approval from the US Food and Drug Administration.

Saizen®


Serono

Name: somatropin

Strength: 1.33mg, 3.3mg, 5mg, 8mg

Saizen® is a preparation of recombinant hGH which was first registered in 1989. It is registered in 81 countries for the treatment of growth retardation due to a variety of causes. Following its approval in Europe for growth hormone deficiency in adults in 2001, it has already been launched in the first two countries for this indication. Saizen® can be conveniently injected using either the needle-free injection device cool.click™ in North America or the state-of-the-art autoinjector one.click™ in Europe.

STOP PRESS
MARCH 7 2002
APPROVED
LAUNCH IN THE US

Rebif®

The world's fastest growing MS therapy

Only four years after launch, Rebif® has become the leading treatment for multiple sclerosis outside the United States and Serono's biggest selling drug. Why? Excellent efficacy. Rebif® 44 micrograms three times per week (44mcgx3) is the highest dose treatment of recombinant interferon-beta 1a available. Provided as a liquid in a pre-filled syringe, it is also practical to use. That's why physicians and patients have made Rebif® the fastest growing MS therapy outside of the US. As of March 7, 2002, Rebif® is now available to patients in the United States.



Living life...



Giving MS patients new hope

Multiple sclerosis is a disease that typically strikes young adults in the prime of their lives, afflicting women twice as often as men. Until recently physicians could only treat the symptoms of multiple sclerosis as the disease inexorably took its toll. In the 1990s, interferon-beta, a natural human protein, showed positive results in treating MS in the first clinical trials. While interferon-beta did not offer a cure, it delayed the progression of disability in MS and reduced its severity. Serono, a pioneer in discovering and developing human proteins for therapeutic purposes, launched a pure, recombinant form of interferon-beta in 1998 in Europe.

What makes Rebif® so remarkable is its efficacy: 44 micrograms administered three times a week has achieved excellent results in treating relapsing forms of multiple sclerosis. By significantly reducing the frequency and severity of relapses and slowing the progression of disability, Rebif® helps patients better manage the disease and lead more active, normal lives. Available in a convenient, pre-filled syringe, Rebif® may be used with an autoinjector, the Rebiject®, which makes administration quick and easy. It's more than a compelling story of efficacy and convenience. It's a new sense of hope. That's why so many MS patients are asking their doctors specifically for Rebif®.





What is multiple sclerosis?

Multiple sclerosis is an autoimmune disease that targets the central nervous system – the brain and spinal cord. While the cause of MS is still unknown, the disease mechanism is better understood. The body's own immune system attacks the myelin sheaths that contain sensitive nerve bundles. Once this protective layer is stripped away, scar tissue forms that interrupts the neural impulses, triggering sensory distortion, loss of movement and irregular bodily functions that gradually become more severe. The disease takes its name from this scar tissue, which becomes hard or "sclerotic," and may form at multiple sites in the central nervous system.

The first signs of MS are often numbness or tingling sensations, problems with balance or partial loss of vision. The disease itself is rarely fatal, but may lead to extreme disability and even paralysis. Almost 50% of MS patients suffer from a relapsing-remitting form of the disease, which means that periodic surges of debilitation are followed by a lessening of symptoms. The course of multiple sclerosis varies in every individual.

Total commitment to the field of MS

Nurses spend more time with MS patients than physicians. They are often the patient's most important point of medical care. *To raise professional standards* and share best practices, Serono has supported MS nurses' associations in a number of countries. Continuing education courses focus on both treatment and alleviating the physical symptoms of MS, as well as on the psychological and emotional aspects of the disease.

Serono Symposia has recently launched a program called MS Academia. In intensive courses, top opinion leaders in the field pass on their knowledge to young neurologists who want to specialize in MS.

Serono's extensive clinical studies on multiple sclerosis have not only documented the efficacy and safety of Rebif®, but also helped the medical community understand more about the disease itself. *These insights are being applied to* our research and discovery efforts as we look for even better therapies and perhaps, one day, find a cure.

...to the fullest





Strong evidence of efficacy

EVIDENCE[1] was the largest comparative study of two disease modifying therapies in MS, involving 677 patients with relapsing-remitting multiple sclerosis at 56 sites in North America and Europe. The study provided a direct, head-to-head comparison of Rebif® (44 micrograms administered three times per week) and Avonex® (30 micrograms once a week) – the standard doses of both products.

Results showed statistically significant benefits on all primary and secondary outcomes measured over 24 weeks.
The primary endpoint of the study was based on a comparison of the proportion of patients who did not experience a relapse during this period. The secondary endpoints included a number of other clinical and brain scan parameters.

As expected, and consistent with the high dose of interferon-beta therapy, side effects were more common with Rebif® but had little impact on the ability of patients to continue on treatment.

Serono submitted clinical data from the EVIDENCE study to the FDA during the third quarter of 2001 as part of its application for marketing approval in the US.

[1] **EV**idence for **I**nterferon **D**ose-response: **E**uropean-**N**orth American **C**omparative **E**fficacy.

Talking shop
Solid science based on clinical results

Rebif® has solid scientific foundations, with over 3,000 MS patients around the world having participated in Serono's clinical studies and the accumulation of over 7,000 "patient years" of data. These studies have helped us – and neurologists around the world – to better understand multiple sclerosis and the best ways to treat it. The findings from some of the most important studies in our program were published during 2001 in top peer-reviewed medical journals.

One of these publications concerned the four-year data from the PRISMS study. This study, which was first published in *The Lancet* in 1998, demonstrated the efficacy and safety of Rebif® and was the basis for the initial registration in many countries around the world. The recently released long-term data, published in *Neurology* in June 2001, was accompanied by a strong statement from the editors describing the four-year data from PRISMS as: "the most convincing evidence yet that patients with relapsing-remitting MS treated with interferon-beta will develop less permanent disability."

The EVIDENCE study, the largest-ever comparative trial of interferon therapies, demonstrated a significant statistical difference between Rebif® and Avonex® in preventing relapses and reducing the number of active brain lesions during the first six months of therapy. The data from this study was first presented at the World Congress of Neurology in London in June 2001. Shortly afterwards it was filed with the FDA.

Data from two other important studies in our program, one in patients with an early stage of the disease (ETOMS), and the other in the secondary progressive phase of the disease (SPECTRIMS), were also published during the year in *The Lancet* (May 2001) and *Neurology* (June 2001), respectively. In the fourth quarter of 2001, the European Commission approved expanding the Rebif® label to cover treatment of patients with early secondary progressive disease who are still suffering from relapses.

All of the above studies were identified as class 1 in terms of quality in a recently published review of the literature pertaining to multiple sclerosis therapy by Goodin and his colleagues on behalf of the American Academy of Neurology and the MS Council for Clinical Practice Guidelines (*Neurology*, January 2002).

Spotlight on Rebif® at the World Congress of Neurology



The main plenary forum of the World Congress of Neurology in London was packed on June 22, 2001 as Dr. Patricia Coyle, Professor of Neurology at the School of Medicine, State University of New York at Stony Brook, explained the design of the study and presented the findings of EVIDENCE, the first head-to-head trial between Avonex® and Rebif®.

Later that day, Dr. Coyle was asked for her personal opinion on the impact of EVIDENCE for physicians and patients: "This is a well-designed, cutting-edge clinical trial with a clear outcome. The results need to penetrate the neurological community so that we can do the right thing for the patient. This will clearly impact our therapeutic practice."

Around the globe

With offices in 45 countries, Serono is one of the few biotech companies that merit the title "global." Within the framework of corporate strategy, local affiliates have the flexibility to run their day-to-day business, allowing them to adapt to regional conditions and to make the most of individual initiative.

Italy

Combining a team approach with key account management and a superior autoinjector called one.click™, Serono Italy has expanded the market share for the growth hormone Saizen®. In one "difficult" account, market share rose from 1.6% to 12% in less than 12 months. For Letizia Affinito, a passionate marketeer who enjoys whitewater rafting, there are similarities between her work and shooting down the rapids. "Every person in that raft has a job to do," she says, "whether it's guiding the rudder, paddling or looking for rocks. You can only succeed if there is a real team effort."




AIGUILLE DU MIDI
i INFORMATIONS-ACCUEIL

Australia

Albertine Jean-Louis from Regulatory Affairs was instrumental in achieving first-line approval for Rebif® 44mcg x3 in record time – slashing six months off the standard 18-month period. Australia has already achieved an impressive 81% vs. 19% split for Rebif® 44 mcg vs. the 22 mcg dose. "Our success has been driven by a team effort and by focusing on key prescribers through key account management," says Helen Pownell, Business Unit Manager, Neurology. "The marketing team confidently promotes the high dose for all eligible MS patients. Why waste precious time with a lower dose?"

France

Michel Boggio lives in the fast lane, whether he is biking on weekends, swimming laps before work, or racing down the French motorway to see doctors. Boggio is a Key Account Manager in France, and market share for Rebif® has jumped from 8% to 28% in his region in only two years. What is his secret? Lots of face-to-face contact with doctors, Rebif®'s extraordinary efficacy and innovative ways of caring for patients. "Serono is a fast-moving, dynamic company," he says. "There's not a lot of bureaucracy. If it's a good idea, they just tell you to go for it."





TAXI
Date....
OFFICIAL
TAXI RECEIPT
FROM
TO
FARE PAID
SIGNATURE

Brazil

Despite the tough business environment in Brazil, much was achieved during 2001: sales of Gonal-F®, Serono's flagship product in Reproductive Health, improved 50.3% over the previous year; Rebif® grew 53.5% and the switch to 44mcgx3 gathered momentum. The affiliate is a leader in realizing Serono's business strategy, with 83% of its sales now based on recombinant DNA products. "In 2002, we look forward to expanding market share for the growth hormone Saizen® in the private sector, together with the launch of the one.click™ autoinjector," says Elaine Maggioni, Metabolic/ Endrocrinology Key Account Manager in Rio de Janeiro.





United States

The Strategic Practice Expansion (SPX) program is uniquely designed to help reproductive health practices to become successful, growth-oriented businesses. SPX consultants across the US work with medical practices to identify marketing opportunities, as well as specific organizational and operational issues. The SPX team provides customized services designed to make the practice run more smoothly and efficiently, and, ultimately, to increase patient satisfaction. "SPX has been identified as the single most differentiated value-add program that Serono provides to reproductive health physicians," explains Barri Falk, Vice President, Management Care and Practice Expansion. "This is a true partnership for success: Key Account Management, SPX and Serono."

Corporate responsibility

Ernesto Bertarelli, CEO

Environment

At Serono, we have always taken to heart our responsibility for health, safety and environment, and we are dedicated to ensuring that we are a sustainable growth company.

The company encourages and promotes the sustainable use of natural resources, energy efficiency, resource conservation and recovery, on a worldwide basis, as well as waste minimization and recycling.

As a company, we fully endorse the Global Compact of United Nations Secretary General, Kofi Annan, which asks companies to embrace, support and enact a set of core values in the area of environment, human rights and labor standards. We are committed both in our individual practices and by supporting appropriate projects worldwide.

- Serono is developing further its worldwide environmental and social policies and has recently appointed a corporate task force responsible for these activities.
- Serono has had specific local environmental guidelines in manufacturing operations since the early 90s, and has regular on-site inspections by national and international entities – Swissmedic (formerly OICM), FDA, EMEA.
- In addition to full compliance with legal and national standards in all Serono's facilities and subsidiaries, the company has implemented worldwide policies regarding environmental standards. Corporate policies and practices with regard to risk engineering and loss prevention programs are in place.
- Serono is considered to be a non-polluting company. None of our

	Production	Energy & resource consumption			
	Units produced (10^6)	Water (10^3m^3)	Electricity (10^6kWh)	Gas (10^6m^3)	Oil (m^3)
1997	10.6	218.0	11.9	1.5	–
1998	10.1	232.7	12.4	1.5	–
1999	12.3	256.1	14.3	1.9	24.0
2000	15.8	239.6	14.5	1.9	11.0
2001	18.1	284.5	15.1	2.3	16.5

Production versus energy consumption



2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
Relative to 1997
97
98
99
00
01
Production
Water consumption
Electrical comsumption
Gas consumption

products represents a potential for major risk to the environment. The main consumption of biological and chemical components is water.

- In the company's main manufacturing operations, based in Switzerland, we deal with all aspects related to the environment. This includes the coordination and supervision of safety, health and environment activities and the implementation of a communication and consulting policy.
- As one example of our integrated approach, Serono annually evaluates the environmental performance of its production facility in Aubonne, which manufactures products generating 35% of total revenues. The tables below summarize the environmental performance of this facility relative to production.

Although our production has increased in the last five years, we have nevertheless observed a significant decrease of the total waste, both chemical and non-chemical, during that period.

At Serono, environmental concern is a major management issue. As Ernesto Bertarelli, CEO, says "The way we all behave now will shape our common future."

Employees – share ownership programs

In addition to the stock option plan for senior management which was implemented in 1998 (see note 25 in Notes to the consolidated financial statements) the Serono Employee Share Purchase Plan (ESPP) was launched in January 2001 for employees in Switzerland and the USA, and was rolled out during 2001 in an additional 37 countries.

This program offers employees the opportunity to become Serono shareholders and so participate in the success of the company. By the end of 2001 over 95% of employees were eligible to participate in the plan. The initiative has proved to be very popular with 63% of eligible employees participating an excellent outcome in the first year of the plan.

	% participation in ESPP
Switzerland	65
USA	72
Europe	61
Asia Pacific	79
Overall	63

	Production	Wastes		Recycled & treated wastes					Total waste	
	Units produced (10^6)	Ordinary waste (tonnes)	CO_2 (tonnes)	Lab liquid waste (10^3m^3)	Solvent & chemical waste (tonnes)	Paper (tonnes)	Plastic (tonnes)	Glass (tonnes)	Total chemical wastes* (tonnes)	Total non-chemical wastes** (tonnes)
1997	10.6	67.5	3031	37.0	55.6	78.3	89.3	20.0	55.6	297
1998	10.1	52.2	3065	44.0	64.0	83.2	81.6	26.8	64.0	268
1999	12.3	44.6	3717	49.9	44.6	92.9	81.1	26.5	44.6	271
2000	15.8	37.3	3759	48.7	53.9	81.4	87.3	14.9	53.9	250
2001	18.1	33.6	4623	81.0	40.0	70.4	89.6	18.9	40.0	246

° Chemical waste includes all solid and liquid recycled or destroyed chemical products, such as solvents, oils, soaps and production rejects.
°° Non chemical waste includes recycled or incinerated products, such as plastic, paper, cardboard, glass, wooden, metals and ordinary waste.

Production versus waste generation



2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
Relative to 1997
97
98
99
00
01
Production
Chemical waste generation
Non-chemical waste generation

Total wastes (tonnes)



400
350
300
250
200
150
100
50
0
97
98
99
00
01
Chemical
Non-chemical


one.click™

It's  to click!

Nobody likes needles – especially children. But for an estimated 10,000 - 15,000 children in the US who suffer from pediatric growth hormone deficiency (GHD), daily needle injections can be a normal part of their treatment regimen. However, some of them now have a different way to take their medication. Cool.click™ is the first needle-free drug delivery system in the US and Canada for growth hormone.
It was introduced there in 2000 exclusively for use with Saizen® and will be launched in other parts of the world in 2002.

Children who use cool.click™ think of it as a fun way to make them grow. For their parents, Serono provides a treatment and needle-free delivery device that offers convenience and peace of mind. Cool.click™ helps to improve the lives of patients by offering them an alternative, as Saizen® is dispersed through the skin in a fine stream in less than a second. Patients prefer cool.click™ over conventional needles and syringes.

What is Pediatric Growth Hormone Deficiency?

Many factors are involved in the growth of an infant to an adult. Growth is a complex process involving a number of genes and hormones, as well as nutrition, diet, exercise and rest. Growth hormone is central to growth and development, and is the principal hormone governing height in an individual.

Some children grow abnormally slowly due to a deficiency of growth hormone or other problems (Turner's syndrome or kidney failure, for example). In most cases GHD is caused by a problem with the pituitary gland or hypothalamus, either while the fetus is in the womb (congenital) or as a result of damage or disease (acquired). In some cases there is no apparent cause (idiopathic). Pediatric GHD is a result of the body's inability to naturally produce or release an adequate amount of growth hormone to stimulate normal growth.

Children may be growth hormone deficient if they experience a growth rate of less than two inches (five centimeters) per year between the age of two and puberty, or if they are extremely small for their age. Once diagnosed, GHD is treated with growth hormone to stimulate or replace the growth factors the body normally produces, and treatment is usually continued for several years until the child reaches puberty or maximum growth potential is reached. Because treatment typically includes daily injections, many parents and children are understandably anxious to find a therapy solution that does not require the use of needles.

Ease of use increases patient acceptance so the introduction in mid-2001 of one.click™, the world's only true autoinjector, and click.easy™, a simplified reconstitution system, was another advance for Saizen® users. This next-generation delivery device offers pain-free administration of Saizen® in one simple step and will be launched in additional markets during 2002.





It is important to treat adult GHD, as this condition has profound physical and psychological effects.



Growth hormone in adults

Launch of recombinant growth hormone for adults in Europe
Although growth hormone deficiency (GHD) affects some 100,000 adults in North America and Europe, it is still often mistakenly thought of as a condition affecting only children. The adult GHD population includes two types of patients: those who had GHD as children and will therefore require treatment throughout adulthood, and patients with adult onset deficiency due to pituitary gland damage.

It is important to treat adult GHD, as this condition has profound physical and psychological effects. Common symptoms include abnormal body composition (reduced lean body mass and increased abdominal fat), reduced bone mineral density resulting in an increased fracture risk, reduced exercise capacity and vitality, increased cardiovascular risk and impaired psychological wellbeing (depression, social isolation, anxiety, etc.). Those with AGHD also have a shorter life expectancy.

Fortunately, treatment reduces the risk of long-term complications. Following the positive conclusion of one of the largest clinical trials conducted in AGHD, in August 2001 Serono received approval for the use of Saizen® in the treatment of AGHD in most European countries.



HIV-associated wasting

HIV-associated wasting is a metabolic condition in which people infected with HIV lose body weight – if not treated this can result in increased morbidity and mortality. Serono developed Serostim® to treat this condition by utilizing the natural properties of growth hormone in increasing lean body mass.

A high-dose recombinant human growth hormone formulation that is the leading treatment for HIV-associated wasting, Serostim® reverses the underlying metabolic disturbance through its protein building and protein sparing properties. The most extensively tested product in this condition, Serostim® is the only approved therapy for the treatment of HIV-associated wasting.

During 2001 Serono obtained FDA approval for a needle-free device, called SeroJet™, to deliver Serostim®. Launched in the US in February 2002, SeroJet™ offers patients an alternative to traditional needles and syringes for the administration of Serostim®. Similar to cool.click™ it can help minimize patient anxiety associated with traditional syringes and reduces the risk of accidental needle-stick injury by others.

New possibilities for Serostim®

Because of the wide range of effects exerted by growth hormone (GH), Serono is conducting research into its possible use in a number of medical conditions.

Following promising data from pilot studies in HARS (HIV-Associated Adipose Redistribution Syndrome), Serono launched a 240-patient Phase 2/3 clinical trial of Serostim® in this condition. A disorder involving fat maldistribution and related metabolic disturbances in HIV patients, HARS is estimated to affect approximately 30% of HIV-positive patients in the US.

The use of recombinant GH for the treatment of short bowel syndrome (SBS) is now being evaluated in a Phase 3 double blind, placebo-controlled trial, expected to be completed in mid-2002. SBS follows extensive surgical removal of the small intestine as a treatment for severe inflammatory bowel disease, trauma or blockage of a blood vessel supplying the bowel. Preliminary studies showed that after four to six weeks of treatment, recombinant GH helps to reduce the severity of this condition and to "wean" some patients off intravenous feeding.

Our people are the driving force of Serono. The attitude, the spirit, the know-how, the way we work together to achieve our goals. We set our standards high, we believe in the culture of the possible, we aim for high performance. With creativity, with innovation, with energy, with passion. As teams, as individuals, in every part of our company.

And we have fun.

Argentina
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United States of America
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4,559 staff
45 nations
1 family









Reproductive health

Reproductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive health
uctive health
Reproductive
ve health
Reproductive health
Reproductive health
ductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive health
Reproductive hea
uctive health
Reproductive health
Reproductive health
Reproductive health
Reproductive hea

Serono – demonstrating leadership in reproductive health the total recombinant portfolio

Serono's vision is to develop and market innovative products to help infertile couples at every stage of the reproductive cycle, from follicular development to early pregnancy, in making their dream of having a child come true. With a complete portfolio of highly effective fertility drugs, Serono offers to clinicians the ability to tailor treatment to individual patient needs. Patients and their physicians can choose from a complete range of state-of-the-art Serono products for the treatment of infertility.

The addition of a new multidose presentation of Gonal-F® to Serono's portfolio of fertility products gives patients and physicians even more choice in their quest for optimal infertility treatment. With the successful launch of Ovidrel®/Ovitrelle® in the US and some European countries in 2001 and the launch of Luveris® in Europe, Serono is now positioned as the only company to offer the complete portfolio of highly pure and consistent recombinant hormones for the treatment of infertility.

This provides physicians and patients the benefits of highly efficacious and tailored treatment options throughout the reproductive cycle.

Infertility is a condition of the reproductive system that impairs one of the body's most basic functions: the conception of children. The World Health Organization (WHO) estimates that approximately one in ten couples experience some form of difficulty in conception. There are several different causes of infertility. It may be due to disrupted functioning of either the man's or the woman's reproductive system. For some couples, infertility may be due to factors in both partners. Most infertility cases are treatable with conventional therapies, such as surgery or drug treatment.



"Precise control of hormone levels optimizes the likelihood of achieving pregnancy," said Dr. Wong. "The consistency of products, like Gonal-F®, the recombinant FSH from Serono, offers physicians more confidence for successfully treating and tailoring treatment individually for each patient."

Dr Wong Peng Cheang
Head of the Obstetrics and Gynaecology Department, National University Hospital in Singapore



"Naturally occurring hormones are not there merely by chance. Rather, they usually serve a functional purpose. Any scientific advance that gives medical practitioners an opportunity to mimic nature in the treatment of disease is of great benefit to those who need help. For the first time, there is a stand-alone luteinizing hormone produced by recombinant technology. Ovulation induction experts are now able to approximate nature's hormone ratios, making it possible to imitate the processes that occur during a women's normal menstrual cycle."

Zev Rosenwaks, MD
Director of The Center for Reproductive Medicine and Infertility, Professor of Obstetrics and Gynecology and Reproductive Medicine at New York Weill-Cornell.



"For those of us who are already convinced of the superior efficacy and purity of recombinant products – as opposed to those that are urine-derived – the obvious choice for a human chorionic gonadotropin (hCG) product is Ovitrelle®, the only recombinant version of hCG available today."

Dr Matts Wikland
Fertility Center Carlanderska Hospital, Göteborg, Sweden



we can't believe it

Nadine and Todd
United States

Gonal-F®

Nadine struggled with infertility for years. "We all assume we can have children. The thought of not being able to accomplish that was devastating for me," she recalls. Nadine suffers from a medical condition that prevents monthly ovulation, a common cause for female infertility. Soon after she started treatment with Gonal-F®, a medication that causes the ovaries to produce eggs, she and her husband Todd received the phone call they had been praying for: Nadine was pregnant. Her dream of motherhood finally came true. Recently she heard that Gonal-F® is now available in a simpler, multidose form, and plans to use this when it is time for their son Brad to have a brother or sister!

our products

Cetrotide® CETRORELIX
GONAL-f® FOLLITROPIN ALFA
Luveris® LUTROPIN ALFA
OVIDREL® choriogonadotropin alfa

Serono is the world leader in the treatment of infertility and offers a range of innovative products to manage both female and male infertility. Our focus is on the development of recombinant versions of the hormonal treatments for infertility which offer advantages in terms of purity, consistency and potency, often resulting in clinical benefits over older generations of products obtained from human urine.

The first recombinant product used in the treatment of infertility is Gonal-F®. In women it is used to stimulate the growth of eggs in the ovaries. Once the eggs are mature, usually after about 10 days of Gonal-F® treatment, Ovidrel® is administered to trigger their release. In ovulation induction, following release of eggs from the ovaries, fertilization can take place naturally. In women being treated using assisted reproductive technology, the mature eggs are collected in order for fertilization to take place *in vitro*. Gonal-F® is also used to promote the production of sperm in men who are not able to produce sperm of adequate quantity or quality.

In women who have a condition which results in a lack of both FSH and LH, administration of Luveris® in combination with Gonal-F® treatment is required to mature the follicles, resulting in egg formation.

Cetrotide® is a gonadotropin releasing hormone antagonist which is administered during ovarian stimulation. It is used to suppress the natural LH surge and so permit controlled treatment with infertility hormones which yields better overall results.


thank you
for the
best day of
our lives

Susanne and Bruno

Germany

Cetrotide®

For Susanne and Bruno, it took more than three years of repeated IVF treatment before their daughter Carole was born. The couple went through several treatment cycles when Susanne had to have a series of injections over three weeks to control unwanted high levels of one of the hormones involved. Then she switched to a more patient-friendly product: "This time, I received one single injection of Cetrotide® 3 mg, which was great," said Susanne. "Having only one injection under the skin is much more simple and less stressful, and I didn't have any headaches and hot flushes like with the previous treatment. And, most importantly, it worked!"







Sylvie and Philippe
France

Gonal-F®

For Sylvie and her husband Philippe, solving their infertility problem was easy – once they finally found the right treatment. After two years of unsuccessfully trying to conceive naturally, they went to see a gynaecologist who determined that Sylvie suffered from ovulation disorders and treated her with clomiphene, an oral medication for ovulation induction. After six treatment cycles and still no success, the discouraged couple decided to seek the advice of a fertility specialist who explained that although clomiphene is very effective for many patients, it isn't the solution for everyone. In Sylvie's case, the specialist recommended daily subcutaneous injections of Serono's Gonal-F®, and within three months, Sylvie conceived and is now the mother of a lively, 15-month old girl, Sandrine.



Helen and Brian
England

Gonal-F®

When a series of tests revealed that her husband's sperm was abnormal, the relationship of Helen and Brian was put to a test. "I couldn't stop thinking, if I had not met him, if I'd met somebody else, would I have a family already?" Helen remembers asking herself at that time. After long discussions, they decided that their doctor's recommendation, fertility treatment, was their only option. By means of Gonal-F® and *in vitro* fertilization, Helen's eggs were brought together with her husband's sperm. In 1998 Helen gave birth to a healthy baby boy, Adam, who is now three years old.

giving hope to millions

Exploring new areas in which there are unmet medical needs

Serono continues to strengthen its position as the leading company committed to the research of infertility, constantly searching for new therapeutic approaches. With a growing range of state-of-the-art products and product candidates, we are well poised to achieve our vision of providing a full range of highly effective fertility drugs to give clinicians the possibility of tailoring treatment to individual patient needs.

Oxytocin receptor antagonist

Released by the pituitary gland and the uterus during the last phase of pregnancy, oxytocin is a hormone that triggers labor contractions leading to delivery of the baby. Secretion of this hormone too early during pregnancy results in premature birth in about 10% of all pregnancies – or over 600,000 cases in Europe and the United States every year. Pre-term birth is often associated with neonatal mortality or serious pulmonary and neurological disorders in infants.
Currently, there is no really effective treatment to counter the effects of oxytocin.
Using proprietary software developed in house as well as high throughput screening, Serono researchers have identified molecules that inhibit the action of oxytocin by blocking its receptor on the surface of cells in the uterus and thus preventing contractions. Consequently, these molecules have great potential in prolonging gestation to normal term.
The most promising compound is in the pre-clinical phase and is expected to enter Phase 1 in 2003.

LIF

Recombinant leukemia inhibitory factor (LIF) is another example of Serono's determination to push into new frontiers of reproductive health. LIF is a cytokine that is thought to facilitate implantation of the embryo in the uterus. Implantation failure occurs in over 50% of patients undergoing assisted reproductive therapies, such as *in vitro* fertilization. Serono's researchers have made rapid progress after discovering that LIF was essential to embryo implantation in animals. Phase 1 trials with recombinant LIF have been successfully completed in volunteers and a proof of concept study is ongoing in patients with a history of recurrent implantation failure.

TBP-1 in endometriosis

Serono's scientists have also found promising leads in treating endometriosis. This painful condition, often associated with female infertility, is caused by plaques resembling the lining of the uterus that spread in the pelvic region and bleed during the menstrual cycle. Recent experiments with TBP-1, a human protein with many possible indications, suggested that it may be useful as a treatment for endometriosis, a condition for which there is currently no adequate therapy.



Q

Your questions answered by Silvano Fumero, who heads Serono's activities in Research and Pharmaceutical Development

What are the unique strengths of research and development at Serono?
Serono is a world leader in developing innovative therapies based on human proteins. Some of these are multifunctional cytokines, which means they have broad activities with potential in many therapeutic areas. In discovery, we have established disease models in-house that allow us to better predict which human diseases might be treated by our protein therapeutics.

In recent years, our R&D efforts have expanded to small molecules with the potential to be administered orally – a big step forward in patient convenience. Our researchers have created highly focused screens for the right molecules against the right targets. Based on a good understanding of the biology, the disease, and the molecular nature of the target, we have identified a number of compounds that are now in development. Serono's small multidisciplinary teams are very efficient in bringing potential new drugs quickly to the stage of clinical evaluation.

How can you compete against the greater resources of "Big Pharma"?
This may sound provocative, but I don't believe that successful R&D is primarily based on financial resources; it is now clear that there is no direct correlation between money spent and the number of new medicines discovered. Success is more a function of creativity and the ability to identify new opportunities.
Today, the centralized research organizations of "Big Pharma" are so large and unwieldy that it is difficult for them to maintain an overview – let alone identify and nurture new ideas. Moreover, they segregate disciplines, preventing the interactions that are essential to creative discovery. Small scientific teams that are prepared to look for the unexpected and pursue new opportunities have a much greater chance for real breakthroughs.

“We are prepared to look for the unexpected”

In R&D, we have discovered that small, interdisciplinary teams are the best way to make real breakthroughs. These teams share insights, challenge individual assumptions and pursue the unexpected. The result is a working environment that fosters creativity, the source of our success and the engine of our future.

That's why many pharmaceutical companies have outsourced much of their R&D. These large companies are now concentrating on what they do best – clinical development and marketing – leaving the discovery of new drugs to the biotechs.

How is Serono tapping into the revolutionary field of genomics?

Decoding the human genome is a revolutionary step in understanding the “engineering plans” for human life. However, the list of human genes and the proteins they code for is of limited value without knowing the function of these proteins. At Serono, we have a long history of studying proteins and their role in human health and disease. Unlike many biotechnology companies, we have closely linked our traditionally strong departments of pharmacology and toxicology to our genomic efforts. This link allows us to rapidly test new proteins for their function, currently about 400 per month.

Which of Serono's current therapeutic areas could be strengthened by the discovery pipeline?

We have a number of new molecules with potential in the field of neurology, our fastest growing therapeutic area. For example, our IKK-2 and JNK inhibitors, orally active small molecules, have both shown very positive results in experimental models of multiple sclerosis. In addition, we are developing a molecule designed to treat Alzheimer's disease, a neurological disorder that affects some 25 million people and is likely to increase as the world's population ages.

In reproductive health, we are developing another multi-functional cytokine protein, LIF, to improve embryo implantation in assisted reproductive therapies. We have also discovered a small molecule antagonist of the oxytocin receptor that we are testing for the prevention of premature childbirth – a serious cause of illness in infants with life-long repercussions (see also page 39).

Are you working on molecules that could open up new therapeutic areas?

The most likely new indication for us is rheumatoid arthritis (RA), a debilitating disease that affects millions of people, particularly women. Large Phase 2 clinical studies with interferon-beta 1a (IFNß-1a) and TNF binding protein (TBP-1) were started during 2001 and will yield results in 2002. A study of TBP-1 in patients with psoriasis or psoriatic arthritis has just commenced patient enrollment. Another protein therapeutic that we are developing, IL-18 binding protein, has also shown good results in models of RA and is now in Phase 1 clinical trials. Gastroenterology could also become a new therapeutic area for us – TBP-1 and IFNß-1a are both in Phase 2 studies in Crohn's disease and the latter is also being tested in ulcerative colitis.

Which R&D project do you personally find the most exciting?

Several innovative and creative R&D projects deserve mention. If I had to pick just one, I would choose the protein refolding peptides being investigated in our Geneva lab. These molecules have the potential to treat a number of devastating diseases. Currently, we are evaluating them as a potential therapy for Alzheimer's disease and variant Creutzfeldt Jakob (vCJD) disease, the human equivalent of bovine spongiform encephalopathy or “mad cow” disease. Right now this team is racing to identify an additional substance in the brain that makes normal human proteins change their shape, thereby causing vCJD. If this turns out to be a good drug target, we may be able to treat other brain diseases as well. This project is a good example of how a small, creative team and an elegantly simple idea have put Serono at the cutting edge of science.







financial forecasting


METO


Serono

Cost controls with Stéfane



In the production zone.





Quick break!





Management meeting.



A talk from Giles.







production downstream
processing room.





Ciao!

day


2001
October
8
Monday
8 am
9
10
11
12 noon
1 pm
2
3
4
5
6
PHOTOGRAPHED
ALL DAY @ VEVEY
VERY EXCITING!

Isabelle Pastore takes you through her day at Corsier-sur-Vevey, in the largest biotech manufacturing plant in Europe

Isabelle Pastore starts her work day very much the same as many of us: she logs on to her computer, checks her calendar and e-mail, gets a cup of coffee, makes the rounds in the office. The difference is that her office is situated on a mountainside overlooking vineyards and the quaint town of Vevey, with sweeping views of Lake Geneva and the Swiss Alps beyond. She is the cost controller for one of the largest and most modern biotechnology centers in the world.

The Serono Biotech Center (SBC) in Corsier-sur-Vevey, Switzerland, was inaugurated in April 1999, following four years of construction. This state-of-the-art facility specializes in the bulk manufacture of biopharmaceutical products, using ultramodern biotechnology production methods. The site also houses a large R&D team, in order to integrate research and development with production under one roof and thus facilitate technology transfer and support process improvement in manufacturing. This proximity of R&D and manufacturing has the net effect of accelerating the delivery of new compounds to market.

Isabelle Pastore first joined Serono in 1997 as an accountant while the site was still under construction, then assumed responsibilities for SBC's costs and business analysis two years later. The only finance staff member working in Vevey, Isabelle relies on phone and e-mail to communicate with her financial colleagues at other locations. Her primary responsibility is to control costs at the SBC and lead cost improvement programs there. Through teamwork, careful planning and improvements, Isabelle and her colleagues decreased expenses by CHF 3 million (16%) in 2001 through reduction of energy consumption, renegotiation of utility rates and other site cost reductions.

SBC represents Serono's largest investment in the area of manufacturing. Using perfusion bioreactor technology, interferon-beta and other concentrated proteins are produced in two to three month production cycles and then sent to other sites in Switzerland and Italy for fill and finish. Seven bioreactors have been running full time since September 2001, and six more are now being added to extend capacity to scale up production of Rebif®, ready to respond to market needs. Compounds for use in clinical trials are also produced here, and the team is gearing up to produce tumor necrosis factor binding protein (TBP) by the second half of 2003. US regulatory authorities have also approved SBC as a back-up site for the production of follicle stimulating hormone (FSH).

The facts: Isabelle

2 cups of coffee
38 emails received
27 emails sent
25 colleagues spoken to
3,760 paces walked

The facts: Corsier-sur-Vevey

35,640 m²
(equivalent to six soccer fields)
2,500 tons of steel
350 tons ductwork
50 km stainless steel tubing
7,000 control instruments
200,000 engineering hours
1,200,000 construction hours
180 employees
62% manufacturing operations
38% research and pharmaceutical development


all for a good

ause

Serono played a major role in "Science et Cité," a festival sponsored by the Swiss government in university cities to promote mutual understanding between the general public and the scientific community. Serono's exhibit on infertility was presented both in Geneva and in Corsier-sur-Vevey and impressed all visitors both by its size and originality. We used the exhibit entitled "Voyage dans une mer intérieure" ("Voyage through an inner sea") to demystify infertility. This metaphor explained the journey of the oocyte from the follicle to the uterus, illustrating what could go wrong along the way.

- In Asia, Serono supported the efforts made by "The Friends of Ladakh Heart Foundation" to get an ambulance for their health activities in the region of Ladakh in Tibet.

- In Switzerland, Serono's "Open Air Day" on June 22 attracted over 1,000 employees for summer fun and getting to know each other better. The highlight of the day was a swim "100 meters for hope" designed to raise money for AIDS associations in Geneva and Lausanne. Over 300 employees took part in the charity event, swimming over 100 kilometers and raising CHF 50,000, more than three times the original goal.

"This was a concrete expression of our social responsibility as a company," said our Director of Communication Services. "The response was so enthusiastic because the people of Serono want to contribute to their communities and those in need – it comes from the heart. The fact that we exceeded our expectations shows how each one of us can make a difference."

- In the US, Serono's team has raised $13,000 in funds for the AIDS Walk Boston, the largest AIDS fundraising event of its kind in the US. Over 50 Serono employees and family members participated. The Serono US team has also collected hundreds of toys for the Pediatric AIDS program at the Boston Medical Center. Since many of these afflicted children have lost their parents to the disease, support during the holiday season is particularly meaningful.

- In support and recognition of the loss so many have suffered as a result of the tragic events of September 11, 2001 in the US, Serono has made a contribution of $100,000 to The September 11th Fund.

- By supporting non-profit foundations' activities, Serono aims at helping public opinion and communities to have better information and understanding of the various dimensions of reproductive health and biotechnology issues. Through websites, conferences, media workshops, exhibitions and by providing grants and scholarships, Serono is committed to developing a network of knowledge around the world.




4





Valérie Hild
Geneva, Switzerland
At work: Clinical Safety Specialist, Clinical Development
At play: Marathon running humanitarian

"La Sénégazelle" partnered 19 French and five Senegalese women marathoners who alternated running and cycling more than 120 km between Lac Rose and the Senegal bush in six days. Along the way, the "Sénégazelles" donated more than 500 kg of stationery and educational supplies to some of the poorest schools in the country, where children must own a pencil and paper to attend. Valérie decided to participate in this humanitarian event because it combined three of her passions: marathon running, Africa and children. The experience was made all the more memorable because of her 14-year-old teammate Raïsa. An excellent long-distance runner, Raïsa had never touched a bike before, so first Valérie taught her to ride. Along the way, they became good friends, and, the only mixed team, they also won the race.

Angela Piazzi
Geneva, Switzerland
At work: Associate Director, Clinical Trial Management, Clinical Development

Genevieve Decosterd
At work: Clinical Research Scientist, Clinical Development

Valérie Cayron-Elizondo
At work: Clinical Research Scientist, Clinical Development

At play: Les Poules Mouillées

The "Coupe de Noël" is a swimming race that takes place in the Lake of Geneva in Switzerland, made all the more challenging by the fact that it is held on the last Sunday before Christmas when the water temperature is typically around 5° C (40° F). Geneviève, Angela and Valérie, together with a few friends, decided to take the plunge last year. After three months of intensive training, they jumped in the lake wearing chicken outfits, as the name of their team was "Les Poules Mouillées" which, literally translated, means "the wet chickens" (and is a familiar French expression for cowards). The object isn't so much to swim furthest or fastest, but to endure the cold wearing nothing more than a swimsuit – or, in this case, a disguise. They left feathers everywhere but had lots of fun and a tremendous public debut, as their caper was covered on several television stations throughout Europe, including CNN.

Mike Russell
Rockland, Massachusetts, US
At work: Strategic Practice Expansion Consultant, Sales Marketing and Business Development
At play: Jiu Jitsu grappler and volunteer firefighter

After September 11, Mike wanted to actively demonstrate his support for America and his community so became a volunteer firefighter. Getting into shape wasn't a problem for Mike, because he is a grappler in Brazilian Jiu Jitsu, a martial art that is something like American freestyle wrestling and Judo combined. His teacher is a former offensive lineman for the Pittsburgh Steelers and weighs in at 270 lbs, some 60 lbs more than Mike, which might be a factor in achieving the objective of making one's opponent "submit" or give up. His wife and three children support him in his pursuits.

we work and play

GONE RUNNING!



Geoffrey Walton
Middlesex, UK
At work: IT Manager, Information Technology
At play: Hot air balloon pilot

Geoffrey has a rather unusual hobby: he is a hot air balloon pilot. After 20 years as a reservist in the Territorial Army, where he rose to become a major and commanded an infantry company, he decided to take up an activity that did not involve digging holes in the ground, walking long distances carrying heavy weights or running. He took up hot air ballooning four years ago and gained the coveted purple Pilot License after two years. Now he regularly flies over southern England, as well as at the International Balloon Festival held in Metz, France, every summer.

Andreas Goutopoulos
Rockland, Massachusetts, US
At work: Senior Scientist, Research and Development
At play: Mountain climber

A backpacking trip at the age of 17 in his native Greece sparked Andreas' love and respect for nature, and he's been an avid outdoorsman ever since. Andreas has climbed extensively in South America, mostly solo. His most recent mountaineering conquest was in Argentina, where he climbed Acongagua (6,962m), the highest mountain in the Americas. Other mountaineering conquests include the highest volcano in the world, Chimborazo (6,310m) in Equador, and Mont Blanc (4,807m) in France. This year he plans to climb Denali (6,190m) in Alaska or Alpamayo (5,947m) and Huascaran (6,768m) in Northern Peru, with a goal of climbing one of the world's 14 tallest mountains (above 8,000m) within five years.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

March 25, 2002

By: [signature]
Name: Jacques Theurillat
Title: Chief Financial Officer